                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-45128

                                3,000,000 Shares

                        [LOGO OF NUANCE COMMUNICATIONS]

                                  Common Stock

                                ---------------

  Nuance Communications, Inc. is offering 1,256,793 shares of common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 1,743,207 shares. Nuance will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

  Nuance's common stock is quoted on the Nasdaq National Market under the symbol "NUAN". On September 26, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $122.75.

  See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of the common stock.

                                ---------------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

                                                        Per Share    Total
                                                        --------- ------------
Initial price to public................................  $121.00  $363,000,000
Underwriting discount..................................  $  6.35  $ 19,057,500
Proceeds, before expenses, to Nuance...................  $114.65  $144,091,317
Proceeds, before expenses, to the selling
 stockholders..........................................  $114.65  $199,858,683

  To the extent that the underwriters sell more than 3,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 450,000 shares from Nuance at the initial price to public less the underwriting discount.

                                ---------------

  The underwriters expect to deliver the shares in New York, New York on October 2, 2000.

Goldman, Sachs & Co.                                  Credit Suisse First Boston

                    Thomas Weisel Partners LLC

                                        Wit SoundView

                      Prospectus dated September 26, 2000.

                 [EDGAR DESCRIPTION OF INSIDE FRONT COVER ART]

  [Nuance logo in upper left followed by text: "Voice interface software platform making information and services of enterprises, telecommunications networks and the Internet accessible from any telephone."

  Three dialog bubbles located in the center of the page containing the following text:

   Computer:  "What would you like to do?"
   Caller:    "Buy a hundred shares of IBM at one twelve and a quarter."
   Computer: "Confirming, for the day, buy 100 shares of International Business
             Machines at 112 and 1/4. Is this correct?"
   Caller:    "Yeah."
   Computer:  "Your order is confirmed and pending."

                                      and

   Computer:  "Who would you like to call?"
   Caller:    "Get me Doug Johnson at work."
   Computer:  "Calling Douglas Johnson, office phone."

                                      and

   Computer:  "Welcome to your voice portal homepage, how can I help you?"
   Caller:    "I'd like a traffic report."
   Computer:  "For what road would you like the traffic report?"
   Caller:    "Highway 280, northbound."
   Computer: "Highway 280 northbound is stop-and-go from the Sand Hill Road exit to Highway 92."]

                               PROSPECTUS SUMMARY

  You should read this summary together with the more detailed information regarding our company and the common stock being sold in this offering and the financial statements and notes appearing elsewhere in this prospectus.

                             NUANCE COMMUNICATIONS

                                  Our Business

  Nuance develops, markets and supports a voice interface software platform that makes the information and services of enterprises, telecommunications networks and the Internet accessible from any telephone.

  Our software platform consists of software servers that run on industry-standard hardware and perform speech recognition, natural language understanding and voice authentication. Speech recognition recognizes what a person says, natural language understanding derives the meaning of what is said, and voice authentication verifies the identity of a speaker based on the unique qualities of his voice. We offer a software developer's toolkit and software components to enable our customers and third parties to develop voice user interfaces that use our software platform. We also offer a range of consulting, support and educational services.

  In October 1999, we publicly announced and demonstrated our Voyager voice browser, which is currently in its beta version and we anticipate will be commercially available in the fourth quarter of 2000. A voice browser may be compared to a worldwide web browser, which is a software program that permits its users to interact with automated information and services using a graphical interface on a personal computer. Analogously, a voice browser is a software program that permits its users to interact with automated information and services using a voice interface over a telephone.

  Enterprises such as brokerages, banks, airlines and retailers use our software platform to provide a voice user interface to applications including stock quotes and trading, home banking, travel planning and shopping. Wireless and wireline telecommunications carriers use our software platform to provide a voice user interface to applications such as dialing and customer service. Voice portals, a new type of enhanced service provider, use our software platform to enable and expand their offerings. Voice portals offer access to information and commerce over the telephone using a voice user interface, similar to the way that web portals provide information and commerce through a personal computer using a graphical user interface.

  As of June 30, 2000, over 203 businesses in a variety of industries worldwide had licensed our software platform directly from us or through our resellers. These businesses include:

  . enterprises, including financial service companies such as Fidelity Investments and TD Waterhouse, banks such as Banco Itau (Brazil) and Lloyds TSB (United Kingdom), airlines such as American Airlines and Delta Airlines, and retailers such as The Home Shopping Network and Sears, Roebuck and Co.;

  . telecommunications carriers, such as CTBC Telecom (Brazil), Deutsche Telekom, Sprint PCS and Telia (Sweden); and

  . enhanced service providers and voice portals, such as BeVocal, General Magic, GoSolo Technologies, ShopTalk, Tellme Networks, and Webley Systems.

                             Our Market Opportunity

  Companies are continually striving to create more efficient and effective ways of communicating and conducting business with their customers. Customers are placing increasing value on real-time availability of, and convenient access to, information, products and services.

  The Internet has emerged as a global communications medium enabling businesses and their customers to connect. Considerable investment has been made by enterprises in developing information and commerce systems for the Internet over the past few years. Although access to the Internet is becoming increasingly common, as of June 2000, International Data Corporation estimates showed that by 2002, only 53% of U.S. households will have access to the Internet. Even those potential users who do have Internet access are not always near their personal computers when they need information or want to conduct commerce.

  The proliferation of wireless phones and the ubiquity of wireline phones provide a powerful means to connect businesses with all of their potential customers at any time, from anywhere. Enterprises are seeking to leverage their investments in the Internet by providing customers with enhanced commerce capabilities over the telephone. Telecommunications carriers are competing to provide this telephone access by expanding the functionality and performance of their network services. Voice portals are offering applications that further support the delivery of communications and commerce through a voice user interface.

  Voice interface software enables the transformation of customer access to information and services to occur. Therefore, we believe that there is a significant opportunity for a telephone-based voice user interface to deliver information and enable commerce in a cost-effective, convenient and easy-to-use manner.

                                  Our Strategy

  Our objective is to be the leading voice interface software platform for applications used within enterprises and across telecommunications networks and the Internet. To achieve our objective, we intend to:

  . facilitate the development, adoption and usage of voice user interfaces to information and services;

  .  facilitate broad acceptance and deployment of our software platform;

  .  establish the de facto standard for voice user interfaces;

  .  leverage our strategic relationships to deliver complete solutions; and

  . further develop our global sales, distribution, service and support capabilities and related product offerings.

                             Corporate Information

  We were founded in 1994 to develop and commercialize voice interface technologies. We were incorporated in California in July 1994 and reincorporated in Delaware in March 2000. Our principal executive offices are located at 1005 Hamilton Court, Menlo Park, California 94025 and our telephone number is (650) 847-0000. Our web site is located at "www.nuance.com." Information contained on our web site is not a part of this prospectus.

  Nuance and Nuance Communications are registered trademarks of Nuance. The Nuance logo, Nuance 7, Nuance Verifier, SpeechObjects, Voyager and V-Builder are trademarks of Nuance. This prospectus also contains trademarks of other companies.

                                  The Offering

 Common stock offered by Nuance............. 1,256,793 shares
 Common stock offered by the selling
  stockholders.............................. 1,743,207 shares
 Common stock to be outstanding after this
  offering.................................. 31,715,297 shares
 Use of proceeds............................ We intend to use the proceeds for general corporate purposes, including working
                                             capital and capital expenditures, and
                                             strategic investments. You should look at
                                             the "Use of Proceeds" section for a
                                             discussion on how we plan to use the
                                             proceeds.
 Nasdaq National Market symbol.............. NUAN

The above information is based on 30,458,504 shares outstanding as of June 30, 2000 and excludes:

  . 5,245,364 shares issuable upon exercise of options outstanding at a weighted average exercise price of $8.56 per share as of June 30, 2000;

  . 31,256 shares issuable upon exercise of a warrant outstanding at an exercise price of $0.96 per share as of June 30, 2000;

  . a total of 2,496,078 shares available for future issuance under our stock option plan as of June 30, 2000, excluding the annual increases in the number of shares authorized under our plan beginning January 1, 2001; and

  . a total of 1,000,000 shares that have been set aside for employees participating in our employee stock purchase plan, excluding the annual increases in the number of shares authorized under our plan beginning January 1, 2001.

  See "Management--Incentive Plans" for a description of how the annual increases under our stock plans are determined. Since June 30, 2000, we have granted additional options to purchase an aggregate of 431,500 shares of common stock at a weighted average price of $122.24 per share under our stock option plan.

                                ---------------

  Unless otherwise indicated, this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of stock in the offering.

                      Summary Consolidated Financial Data
                     (In thousands, except per share data)

  The following table sets forth a summary of our statement of operations data for the periods presented.

                                                                          Six Months Ended
                                   Year Ended December 31,                    June 30,
                         -----------------------------------------------  -----------------
                            1995      1996     1997     1998      1999     1999      2000
                         ----------- -------  -------  -------  --------  -------  --------
                         (unaudited)                                         (unaudited)
Consolidated Statement
of Operations Data:
Total revenue...........   $   908   $ 1,498  $ 4,382  $11,755  $ 19,567  $ 9,506  $ 19,944
Gross profit............       698       850    3,218    8,656    14,107    6,934    16,206
Loss from operations....    (1,233)   (3,299)  (3,758)  (7,536)  (19,149)  (5,591)  (14,208)
Net loss................    (1,192)   (3,241)  (3,554)  (6,938)  (18,474)  (5,324)  (12,876)
                           =======   =======  =======  =======  ========  =======  ========
  Basic and diluted net
   loss per share.......   $ (2.34)  $ (2.78) $ (2.46) $ (3.19) $  (6.32) $ (1.91) $  (0.87)
                           =======   =======  =======  =======  ========  =======  ========
  Shares used to compute
   basic and diluted net
   loss per share.......       510     1,164    1,443    2,173     2,924    2,792    14,800
                           =======   =======  =======  =======  ========  =======  ========
  Pro forma basic and
   diluted net loss per
   share (unaudited)....                                        $  (0.99)          $  (0.49)
                                                                ========           ========
  Shares used to compute
   pro forma basic and
   diluted net loss per
   share (unaudited)....                                          18,713             26,137
                                                                ========           ========

  For a description of shares used in computing basic and diluted net loss per share and pro forma basic net loss per share, see note 2 of notes to consolidated financial statements included in this prospectus.

  The following table sets forth a summary of our consolidated balance sheet data as of June 30, 2000:

  .  on an actual basis; and

  . on a pro forma as adjusted basis to reflect our receipt of the net proceeds from the sale of 1,256,793 shares of common stock in this offering at an initial price to the public of $121.00 per share.

                                                            As of June 30, 2000
                                                            --------------------
                                                                      Pro Forma
                                                             Actual  As Adjusted
                                                            -------- -----------
                                                                (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents.................................. $ 88,649  $232,037
Working capital............................................   94,573   237,961
Total assets...............................................  134,015   277,403
Total stockholders' equity.................................  113,278   256,666

                                  RISK FACTORS

   This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks and you may lose part or all of your investment.

We have a history of losses. We expect to continue to incur losses and we may not achieve or maintain profitability.

  We have incurred losses since our inception, including a loss of approximately $6.9 million in 1998, $18.5 million in 1999 and $12.9 million in the six months ended June 30, 2000. As of June 30, 2000, we have an accumulated deficit of approximately $46.7 million. We expect to have net losses and negative cash flow for at least the next 18 months. We expect to spend significant amounts to enhance our products and technologies, expand international sales and operations and fund research and development. As a result, we will need to generate significant additional revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our common stock may decline, perhaps substantially.

Voice interface software may not achieve widespread acceptance by businesses or telecommunications carriers, which could limit our ability to grow our business.

  The market for voice interface software is relatively new and rapidly evolving. Our ability to increase revenue in the future depends on the acceptance by both our customers and their end users of voice interface software. The adoption of voice interface software could be hindered by the perceived costs of this new technology, as well as the reluctance of enterprises that have invested substantial resources in existing call centers or touch-tone-based systems to replace their current systems with this new technology. Accordingly, in order to achieve commercial acceptance, we will have to educate prospective customers, including large, established telecommunications companies, about the uses and benefits of voice interface software in general and our products in particular. If these efforts fail, or if voice interface software platforms do not achieve commercial acceptance, our business could be harmed.

  The continued development of the market for our products also will depend upon the:

  . widespread deployment of voice interface applications by third parties, which is driven by consumer demand for services having a voice user interface;

  . demand for new uses and applications of voice interface technology, including adoption of voice user interfaces by companies that operate web sites;

  . adoption of industry standards for voice interface and related technologies; and

  . continuing improvements in hardware technology that may reduce the costs of voice interface software solutions.

Our ability to accurately forecast our quarterly sales is limited, our costs are relatively fixed in the short term and we expect our business to be affected by seasonality. As a result, our quarterly operating results and our stock price may fluctuate.

  Our quarterly operating results have varied significantly in the past and we expect that they will vary significantly from quarter to quarter in the future. These quarterly variations may be caused by a number of factors, including:

  . delays in customer orders due to the complex nature of large telephony systems and the associated implementation projects;

  . timing of product deployments and completion of project phases, particularly for large orders;

  . delays in recognition of software license revenue in accordance with applicable accounting principles;

  . our ability to develop, introduce, ship and support new and enhanced products, such as our voice browser and new versions of our software platform, that respond to changing technology trends in a timely manner and our ability to manage product transitions;

  .  current and future changes to our pricing model;

  .  the utilization rate of our professional services employees; and

  . the amount and timing of increases in expenses associated with our growth.

  Due to these factors, and because the market for our voice interface software platform is new and rapidly evolving, our ability to accurately forecast our quarterly sales is limited. In addition, most of our costs are for employees and facilities, which are relatively fixed in the short term. If we have a shortfall in revenue in relation to our expenses, we may be unable to reduce our expenses quickly enough to avoid lower quarterly operating results. We do not know whether our business will grow rapidly enough to absorb the costs of these employees and facilities. As a result, our quarterly operating results could fluctuate and this fluctuation could adversely affect the market price of our common stock.

  In addition, we expect to experience seasonality in the sales of our products. For example, we anticipate that sales may be lower in the first quarter of each year due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers. We also expect that sales may decline during summer months, particularly in Asian and European markets. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results. Because we have limited operating results, it is difficult for us to evaluate the degree to which this seasonality may affect our business.

Our products can have a long sales and implementation cycle and, as a result, our quarterly operating results and our stock price may fluctuate.

  The sales cycles for our products are generally three to six months but may be shorter or longer depending on the size and complexity of the order, the amount of services to be provided by us and whether the sale is made directly by us or indirectly through a value added reseller or systems integrator.

  Purchase of our products requires a significant expenditure by a customer. Accordingly, the decision to purchase our products typically requires significant pre-purchase evaluation. We may spend significant time educating and providing information to prospective customers regarding the use and benefits of our products. During this evaluation period, we may expend substantial sales, marketing and management resources.

  In addition, during any quarter we may receive a number of orders that are large relative to our total revenues for that quarter or subsequent quarters. For example, we received a large order during the quarter ended June 30, 1998 which caused significant fluctuations in our license revenue during the quarters ended June 30, 1998 through March 31, 1999 as the revenue associated with this order was recognized.

  After purchase, it may take substantial time and resources to implement our software and to integrate it with our customers' existing systems. If we are performing professional services in connection with the implementation that are essential to the functionality of the software, we recognize license and services revenue on a percentage of completion method. In cases where the contract specifies milestones or acceptance criteria, we may not be able to recognize license or services revenue until these conditions are met. We have in the past and may in the future experience unexpected delays in recognizing revenue. Consequently, the length of our sales and implementation cycles and the varying order amounts for our products make it difficult to predict the quarter in which revenue recognition may occur and may cause license and services revenue and operating results to vary significantly from period to period. These factors could cause our stock price to be volatile or to decline.

Our failure to respond to rapid change in the market for voice interface software could cause us to lose revenue and harm our business.

  The voice interface software industry is relatively new and rapidly evolving. Our success will depend substantially upon our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing end-user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functionalities or technologies to adapt to these changes, or if we cannot offset a decline in revenue from existing products with sales of new products, our business would suffer.

  Commercial acceptance of our products and technologies will depend, among other things, on:

  . the ability of our products and technologies to meet and adapt to the needs of our target markets;

  .  the performance and price of our products and our competitors' products;
     and

  . our ability to deliver customer service directly and through our resellers.

Our products are not 100% accurate at recognizing speech or authenticating speaker identities and we could be subject to claims related to the performance of our products. Any claims, whether successful or unsuccessful, could result in significant costs and could damage our reputation.

  Speech recognition, natural language understanding and authentication technologies, including our own, are not 100% accurate. Our customers, including several financial institutions, use our products to provide important services to their customers, including transferring funds to accounts and buying and selling securities. Any misrecognition of voice commands or incorrect authentication of a user's voice in connection with these financial or other transactions could result in claims against us or our customers for losses incurred. Although our contracts typically contain provisions designed to limit our exposure to liability claims, a claim brought against us for misrecognition or incorrect authentication, even if unsuccessful, could be time-consuming, divert management's attention, result in costly litigation and harm our reputation. Moreover, existing or future laws or unfavorable judicial decisions could limit the enforceability of the limitation of liability, disclaimer of warranty or other protective provisions contained in our contracts.

Any software defects in our products could harm our business and result in litigation.

  Complex software products such as ours may contain errors, defects and bugs. With the planned release of any product, we may discover these errors, defects and bugs and, as a result, our products may take longer than expected to develop. In addition, we may discover that remedies for errors or bugs may be technologically unfeasible. Delivery of products with undetected production defects or reliability, quality, or compatibility problems could damage our reputation. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to our customers. We could be required to expend significant capital and other resources to remedy these problems. In addition, customers whose businesses are disrupted by these errors, defects and bugs could bring claims against us which, even if unsuccessful, would likely be time-consuming and could result in costly litigation and payment of damages.

Our current and potential competitors, some of whom have greater resources and experience than we do, may develop products and technologies that may cause demand for, and the prices of, our products to decline.

  A number of companies have developed, or are expected to develop, products that compete with our products. Competitors in the voice interface software market include IBM, ITT Industries, Lernout and Hauspie Speech Products, Locus Dialogue, Lucent Technologies, Philips Electronics, SpeechWorks International and T-NETIX. We expect additional competition from other companies such as Microsoft, who has recently made investments in, and acquired, voice interface technology companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the abilities of their advanced speech and language technology products to address the needs of our prospective customers.

  Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and future competition may harm our business.

We depend on resellers for a significant portion of our sales. The loss of a key reseller would limit our ability to sustain and grow our revenue.

  In 1998, 31% of our revenue was achieved by indirect sales through resellers. The percentage of revenue through indirect sales increased to 56% in 1999 and to 66% for the six months ended June 30, 2000. One reseller in particular, Periphonics--a Nortel Networks Company, accounted for 19% of our revenue in 1998, 25% of our revenue in 1999 and 29% of our revenue in the six months ended June 30, 2000. We intend to continue to rely on resellers for a substantial portion of our sales in the future. As a result, we are dependent upon the continued viability and financial stability of our resellers, as well as upon their continued interest and success in selling our products. The loss of a key reseller or our failure to develop new and viable reseller relationships could limit our ability to sustain and grow our revenue. Significant expansion of our internal sales force to replace the loss of a key reseller would require increased management attention and higher expenditures.

  Our contracts with resellers generally do not require a reseller to purchase our products. We cannot guarantee that any of our resellers will continue to market our products or devote significant resources to doing so. In addition, we may, from time to time, terminate some of our relationships with resellers. Any termination could have a negative impact on our business and result in threatened or actual litigation. These resellers possess confidential information concerning our products, product release schedules and sales, marketing and reseller operations. Although we have nondisclosure agreements with our resellers, we cannot guarantee that any reseller would not use our confidential information in competition with us or otherwise.

  We have begun the process of amending our value-added reseller agreements with our resellers to account for our new per-port pricing model. If resellers do not place orders with us during or after this process, our business could be harmed. If our resellers do not successfully market and sell our products for these or any other reasons, our sales could be adversely affected and our revenue could decline.

We depend on a limited number of customer orders for a substantial portion of our revenue during any given period. Loss of, or delays in, a key order could substantially reduce our revenue in any given period and harm our business.

  We derive a significant portion of our software license revenue in each quarter from a limited number of customers. For example, for the year ended December 31, 1998, five customers accounted for 82% of our revenue. Similarly, in 1999, five customers accounted for 67% of our revenue, and for the six months ended June 30, 2000, five customers comprised 57% of our total revenue.

  In the same periods, customers exceeding 10% of total revenue were:

  . Periphonics--a Nortel Networks Company, who, acting as a reseller, accounted for 19% of total revenue for 1998, 25% of total revenue for 1999 and 29% of total revenue for the six months ended June 30, 2000;

  . Motorola, a stockholder of Nuance, who accounted for 15% of total revenue for 1998;

  . Fidelity, a stockholder of Nuance, who accounted for 32% of total revenue for 1998 and 20% of total revenue for 1999; and

  . Edify, a subsidiary of S1 Corporation, who, acting as a reseller, accounted for 12% of total revenue for the six months ended June 30, 2000.


  We expect that a limited number of customers and customer orders will continue to account for a substantial portion of our revenue in a given period. Generally, customers who make large purchases from us are not expected to make subsequent, equally large purchases in the short term. As a result, if we do not acquire a major customer, if a contract is delayed, cancelled or deferred, or if an anticipated sale is not made, our revenue could be adversely affected.

Sales to customers outside the United States account for a significant portion of our revenue, which exposes us to risks inherent in international operations.

  International sales represented approximately 33% of our revenue in 1997, 18% in 1998, 21% in 1999 and 41% in the six months ended June 30, 2000. We are subject to a variety of risks associated with conducting business internationally, any of which could harm our business. These risks include:

  .  difficulties and costs of staffing and managing foreign operations;

  . the difficulty in establishing and maintaining an effective international reseller network;

  . the burden of complying with a wide variety of foreign laws, particularly with respect to intellectual property and license requirements;

  .  political and economic instability outside the United States;

  .  import or export licensing and product certification requirements;

  . tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

  .  potential adverse tax consequences, including higher marginal rates;

  .  unfavorable fluctuations in currency exchange rates; and

  . limited ability to enforce agreements, intellectual property rights and other rights in some foreign countries.

In order to increase our international sales, we must develop localized versions of our products. If we are unable to do so, we may be unable to grow our revenue and execute our business strategy.

  We intend to expand our international sales, which requires us to invest significant resources to create and refine different language models for each particular language or dialect. These language models are required to create versions of our products that allow end users to speak the local language or dialect and be understood and authenticated. If we fail to develop localized versions of our products, our ability to address international market opportunities and to grow our business will be limited.

If the standards we have selected to support are not adopted as the standards for voice interface software, businesses might not use our voice interface software platform for delivery of applications and services.

  The market for voice interface software is new and emerging and industry standards have not been established yet. We may not be competitive unless our products support changing industry standards. We have chosen to support one emerging standard, VoiceXML, in some of our products. If our software products and associated tools do not adequately meet the marketplace's demand for VoiceXML support, or if a standard emerges in place of or in addition to VoiceXML, whether through adoption by official standards committees or widespread usage, costly and time consuming redesign of our products could be required. If these standards become widespread and our products do not support them, our customers and potential customers may not purchase our products. Multiple standards in the marketplace could also make it difficult for us to ensure that our products will support all applicable standards, which could in turn result in decreased sales of our products.

We may encounter difficulties in managing our growth, which could prevent us from executing our business strategy.

  Our rapid growth has placed, and continues to place, a significant strain on our resources. To accommodate this growth, we must continue to upgrade a variety of operational and financial systems, procedures and controls and hire additional employees to support increased business and product development activity. This has resulted in increased responsibilities for our management. Our systems, procedures and controls may not be adequate to support our operations. If we fail to improve our operational, financial and management information systems, or to hire, train, motivate or manage our employees, our business could be harmed.

Any inability to adequately protect our proprietary technology could harm our ability to compete.

  Our future success and ability to compete depends in part upon our proprietary technology and our trademarks, which we attempt to protect with a combination of patent, copyright, trademark and trade secret laws, as well as with our confidentiality procedures and contractual provisions. These legal protections afford only limited protection and may be time-consuming and expensive to obtain and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

  We currently have one issued patent. There is no guarantee that patents will be issued with respect to our current or future patent applications. Any patents that are issued to us could be invalidated, circumvented or challenged. If challenged, our patents might not be upheld or their claims could be narrowed. Our intellectual property may not be adequate to provide us with competitive advantage or to prevent competitors from entering the markets for our products. Additionally, our competitors could independently develop non-infringing technologies that are competitive with, equivalent to, and/or superior to our technology. Monitoring infringement and/or misappropriation of intellectual property can be difficult, and there is no guarantee that we would detect any infringement or misappropriation of our proprietary rights. Even if we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations. Further, we license our products internationally, and the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

Third parties could obtain licenses from SRI International relating to voice interface technologies and develop technologies to compete with our products, which could cause our sales to decline.

  Upon our incorporation in 1994, we received a license from SRI International to a number of patents and other proprietary rights, including rights in software, relating to voice interface technologies developed by SRI International. This license was exclusive until December 1999, when we chose to allow the exclusivity to lapse. As a result, SRI International may license these patents and proprietary rights to our competitors. If a license from SRI International were to enable third parties to enter the markets for our products and services or to compete more effectively, we could lose market share and our business could suffer.

Our products may infringe the intellectual property rights of others, and resulting claims against us could be costly and require us to enter into disadvantageous license or royalty arrangements.

  The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could result in costly litigation, divert resources and management's attention or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain injunctions, which could prevent us from selling our products. Furthermore, former employers of our employees may assert that these employees have improperly disclosed confidential or proprietary information to us. Any of these results could harm our business. We may be increasingly subject to infringement claims as the number of, and number of features of, our products grow.

If we are unable to hire and retain technical, sales and marketing and operational employees, our business could be harmed.

  We intend to hire a significant number of employees, including software engineers, sales and marketing employees and operational employees. Competition for hiring these individuals is intense, especially in the San Francisco Bay Area where we are headquartered, and we may not be able to attract, assimilate, or retain additional highly qualified employees in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

We rely on the services of our key employees, whose knowledge of our business and technical expertise would be difficult to replace.

  We rely upon the continued service and performance of a relatively small number of key technical and senior management employees. Our future success depends on our retention of these key employees, such as Ronald Croen, our Chief Executive Officer. None of our key technical or senior management employees are bound by employment agreements, and, as a result, any of these employees could leave with little or no prior notice. If we lose any of our key technical and senior management employees, our business could be harmed. We do not have key person life insurance policies covering any of our employees.

Our stock price is volatile, and you may not be able to resell your shares at or above the offering price.

  In recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, has experienced extreme price and trading volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Management may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a favorable return.

  Management will retain broad discretion over the use of proceeds to Nuance from this offering. Stockholders may not deem these uses desirable and our use of the proceeds may not yield a significant return or any return at all. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot guarantee that these uses will not vary substantially from our currently planned uses. Pending these uses of the net proceeds from this offering, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities and U.S. government securities.

Some of our existing stockholders can exert control over Nuance and may not make decisions that are in the best interests of all stockholders.

  After this offering, our executive officers and directors, their affiliates and other current principal stockholders will together control approximately 42% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Nuance, even when a change in control may be in the best interests of other stockholders. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and, accordingly, these controlling stockholders could cause us to enter into transactions or agreements which we would not otherwise consider.

Our charter and bylaws and Delaware law contain provisions which may delay or prevent a change of control of Nuance.

  Provisions of our charter and bylaws may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of Nuance. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  .  the division of the board of directors into three separate classes;

  .  the elimination of cumulative voting in the election of directors;

  . prohibitions on our stockholders from acting by written consent and calling special meetings;

  . procedures for advance notification of stockholder nominations and proposals; and

  . the ability of the board of directors to alter our bylaws without stockholder approval.

  In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

  We are subject to the anti-takeover provisions of the Delaware General Corporation Law, including Section 203, which may deter potential acquisition bids for our company. You should read the "Description of Capital Stock" for a discussion of how Section 203 operates. Under Delaware law, a corporation may opt out of Section 203. We do not intend to opt out of the provisions of
Section 203.

We may incur a variety of costs to engage in future acquisitions of companies, products or technologies, and the anticipated benefits of those acquisitions may never be realized.

  We may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no material acquisitions or investments are currently pending. Any future acquisitions would be accompanied by risks such as:

  . difficulties in assimilating the operations and employees of acquired companies;

  .  diversion of our management's attention from ongoing business concerns;

  . our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

  .  additional expense associated with amortization of acquired assets;

  .  maintenance of uniform standards, controls, procedures and policies; and

  . impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management employees.

  We cannot guarantee that we will be able to successfully integrate any business, products, technologies or employees that we might acquire in the future, and our failure to do so could harm our business.

Future sales of shares of our common stock could cause the price of our shares to decline.

  Our common stock began trading on the Nasdaq National Market on April 13, 2000. However, to date there have been a limited number of shares trading in the public market. This offering will result in additional shares of our common stock being available on the open market. In addition, some of our current stockholders own restricted securities which will become available for sale in the future. Approximately 3,873,347 shares held by these stockholders will be available for sale in the public market beginning on October 10, 2000. An additional 48,917 shares will be available for sale beginning November 5, 2000 and 19,618,033 shares will be available for sale beginning on the 91st day following the date of this prospectus. Sales of a substantial number of shares of our common stock in this offering and thereafter could cause our stock price to fall. In addition, the sale of shares by our stockholders could impair our ability to raise capital through the sale of additional stock. See "Underwriting" and "Shares Eligible for Future Sale".

Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other natural disaster could cause damage to our facilities and equipment which could require us to curtail or cease operations.

  Our facilities are located in the San Francisco Bay Area near known earthquake fault zones and are vulnerable to damage from earthquakes. In October 1989, a major earthquake that caused significant property damage and a number of fatalities struck this area. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be seriously, or potentially completely, impaired. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

We do not intend to pay dividends on our common stock.

  We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any dividends in the foreseeable future. You should read the "Dividend Policy" section for a discussion of our dividend policy.

Investors in this offering will suffer immediate and substantial dilution.

  If you purchase shares of our common stock, you will suffer an immediate and substantial dilution of approximately $112.91 in net tangible book value per share, or approximately 93% of the initial price to public of $121.00 per share. If the holders of options or warrants exercise these securities, you will suffer further dilution. You should read the "Dilution" section for a discussion and calculation of dilution.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Some of the statements under the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future plans, objectives, events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These forward-looking statements involve a number of risks and uncertainties and are only predictions. Our actual events or results may differ materially from any forward-looking statement. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Before you invest in our common stock, you should be aware that the occurrence of the events described under "Risk Factors" and elsewhere in this prospectus could harm our business.

                                USE OF PROCEEDS

  We will not receive any proceeds from the shares sold by the selling stockholders in this offering. We estimate that the net proceeds to us from the sale of the 1,256,793 shares of our common stock will be approximately $143.4 million, at an initial price to the public of $121.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $195.0 million.

  We intend to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including increased research and development expenditures, sales and marketing expenditures, and general and administrative expenditures. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We may also use a portion of the net proceeds to make strategic investments in additional businesses, products and technologies, to lease additional facilities, or to establish joint ventures that we believe will complement our current or future business. However, we currently have no material commitments or agreements to do so.

  The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in short term interest bearing, investment-grade securities. We cannot predict whether the proceeds will be invested to yield a favorable return. We believe that our available cash, together with the net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next 18 months.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our common stock or other securities. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

  Our common stock began trading publicly on the Nasdaq National Market under the symbol "NUAN" on April 13, 2000. The following table shows the high and low per share closing prices of our common stock as reported on the Nasdaq National Market for the periods indicated.

Fiscal 2000                                                       High    Low
-----------                                                      ------- ------
Second Quarter (beginning April 13 through June 30)............. $ 83.31 $25.00
Third Quarter (through September 26)............................ $175.00 $83.19

  On September 26, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $122.75 per share. As of June 30, 2000, there were approximately 365 holders of record of the common stock.

                                 CAPITALIZATION

  The following table sets forth our total capitalization as of June 30, 2000:

  .  on an actual basis; and

  . on a pro forma as adjusted basis to reflect the receipt by Nuance of the estimated net proceeds from the sale of 1,256,793 shares of common stock offered by Nuance by this prospectus at an initial price to the public of $121.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                                             June 30, 2000
                                                          ---------------------
                                                                     Pro Forma
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (In thousands)
Preferred stock, $0.001 par value, 5,000,000 shares
 authorized, no shares issued and outstanding actual and
 pro forma as adjusted...................................      --         --
Common stock, $0.001 par value, 250,000,000 shares
 authorized actual and pro forma; 30,458,504 shares
 issued and outstanding actual and 31,715,297 shares
 issued and outstanding pro forma as adjusted............       30         32
Additional paid-in capital...............................  166,295    309,681
Deferred stock compensation..............................   (6,278)    (6,278)
Accumulated and other comprehensive income(loss).........      (20)       (20)
Accumulated deficit......................................  (46,749)   (46,749)
                                                          --------   --------
  Total stockholders' equity............................. $113,278   $256,666
                                                          ========   ========
  Total capitalization................................... $113,278   $256,666
                                                          ========   ========

  In addition to the shares of common stock to be outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:

  . 5,245,364 shares of common stock subject to outstanding options at a weighted average exercise price of $8.56 per share as of June 30, 2000;

  . 31,256 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $0.96 per share as of June 30, 2000;

  . 2,496,078 shares of common stock available for future issuance under our stock option plan as of June 30, 2000, excluding the annual increases in the number of shares authorized under our plan beginning January 1, 2001; and

  . 1,000,000 shares of common stock that have been set aside for employees who elect to participate in our employee stock purchase plan, excluding the annual increases in the number of shares authorized under our plan beginning January 1, 2001.

  Since June 30, 2000, we have granted additional options to purchase an aggregate of 431,500 shares of common stock at a weighted average price of $122.24 per share under our stock option plan.

  This information should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus.

                                    DILUTION

  Our net tangible book value as of June 30, 2000, was approximately $113.3 million or $3.72 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities divided by the number of outstanding shares of common stock. After giving effect to the sale by us of the 1,256,793 shares of common stock offered by Nuance by this prospectus, based upon an initial price to the public of $121.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by Nuance, our pro forma net tangible book value at June 30, 2000 would have been $256.7 million or $8.09 per share. This represents an immediate increase in net tangible book value of $4.37 per share to existing stockholders and an immediate dilution of $112.91 per share to new investors purchasing shares at the assumed public offering price. Dilution is determined by subtracting proforma net tangible book value per share after the offering based upon the initial price to the public from the assumed initial price to the public. The following table illustrates this per share dilution:

   Initial price to public per share...........................  $      121.00
     Net tangible book value per share as of June 30, 2000.....   3.72
     Increase in net tangible book value per share attributable
      to new investors.........................................   4.37
                                                                 -----
   Proforma net tangible book value per share after offering...           8.09
                                                                       -------
   Dilution per share to new investors.........................        (112.91)

  If the underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share after this offering would be $9.58 per share, representing an increase in net tangible book value per share to existing stockholders of $5.86 and dilution in pro forma net tangible book value of $111.42 to investors purchasing common stock in this offering.

  In the event that we issue additional shares of common stock in the future, purchasers of common stock in this offering may experience further dilution. As of June 30, 2000, there were options outstanding to purchase 5,245,364 shares of common stock at a weighted average exercise price of approximately $8.56 per share, 31,256 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $0.96 per share and 2,496,078 shares of common stock reserved for issuance under our stock option plans and 1,000,000 shares of common stock reserved for issuance under our employee stock purchase plan.

  Assuming the exercise in full of all outstanding options and warrants, our pro forma as adjusted net tangible book value at June 30, 2000 would be $8.15 per share, representing an immediate increase in net tangible book value of $4.43 per share to our existing stockholders, and an immediate decrease in the net tangible book value per share of $0.36 to the new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this prospectus.The selected consolidated statement of operations data for the year ended 1996 and the selected consolidated balance sheet data as of December 31, 1997 have been derived from our audited financial statements not included in this prospectus. The selected statement of operations data for the year ended December 31, 1995 and for the six month periods ended June 30, 1999 and 2000 and the selected balance sheet data as of December 31, 1995 and 1996 and June 30, 2000 have not been audited. In the opinion of management, these unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results for the indicated periods.

                                                                             Six Months Ended
                                    Year Ended December 31,                      June 30,
                          -----------------------------------------------  --------------------
                             1995      1996     1997     1998      1999       1999       2000
                          ----------- -------  -------  -------  --------  ----------- --------
                          (unaudited)                                           (unaudited)
                                        (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenue:
 License................    $    43   $ 1,187  $ 2,726  $ 7,968  $ 13,613   $  6,932   $ 14,720
 Service................        865       311    1,656    3,787     5,954      2,574      5,224
                            -------   -------  -------  -------  --------   --------   --------
   Total revenue........        908     1,498    4,382   11,755    19,567      9,506     19,944
                            -------   -------  -------  -------  --------   --------   --------
Cost of revenue:
 License................         --       383      125      400        --         --         13
 Service................        210       265    1,039    2,699     5,460      2,572      3,725
                            -------   -------  -------  -------  --------   --------   --------
   Total cost of
    revenue.............        210       648    1,164    3,099     5,460      2,572      3,738
                            -------   -------  -------  -------  --------   --------   --------
Gross profit............        698       850    3,218    8,656    14,107      6,934     16,206
                            -------   -------  -------  -------  --------   --------   --------
Operating expenses:
 Sales and marketing,
  net of $95 in 1999
  and $460 in the first
  six months of 2000 of
  noncash compensation
  expense...............        100       807    2,264    6,857    17,636      6,319     14,839
 Research and
  development, net of
  $125 in 1999 and $990
  in the first six
  months of 2000 of
  noncash compensation
  expense...............      1,273     2,685    3,641    6,615    11,793      4,676      9,123
 General and
  administrative, net
  of $90 in 1999 and
  $704 in the first six
  months of 2000 of
  noncash compensation
  expense...............        558       657    1,071    2,720     3,517      1,530      4,298
 Noncash compensation
  expense...............         --        --       --       --       310         --      2,154
                            -------   -------  -------  -------  --------   --------   --------
   Total operating
    expenses............      1,931     4,149    6,976   16,192    33,256     12,525     30,414
                            -------   -------  -------  -------  --------   --------   --------
Loss from operations....     (1,233)   (3,299)  (3,758)  (7,536)  (19,149)    (5,591)   (14,208)
Interest and other
 income, net............         41        58      204      598       697        267      1,478
                            -------   -------  -------  -------  --------   --------   --------
Loss before taxes.......     (1,192)   (3,241)  (3,554)  (6,938)  (18,452)    (5,324)   (12,730)
Provision for income
 taxes..................         --        --       --       --        22         --        146
                            -------   -------  -------  -------  --------   --------   --------
Net loss................    $(1,192)  $(3,241) $(3,554) $(6,938) $(18,474)  $ (5,324)  $(12,876)
                            =======   =======  =======  =======  ========   ========   ========
Basic and diluted net
 loss per share.........    $ (2.34)  $ (2.78) $ (2.46) $ (3.19) $  (6.32)  $  (1.91)  $  (0.87)
                            =======   =======  =======  =======  ========   ========   ========
Shares used to compute
 basic and diluted net
 loss per share.........        510     1,164    1,443    2,173     2,924      2,792     14,800
                            =======   =======  =======  =======  ========   ========   ========
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                         $  (0.99)             $  (0.49)
                                                                 ========              ========
Shares used in computing
 pro forma basic and
 diluted net loss per
 share (unaudited)......                                           18,713                26,137
                                                                 ========              ========
                                                                              As of
                                       As of December 31,                   June 30,
                          -----------------------------------------------  -----------
                             1995      1996     1997     1998      1999       2000
                          ----------- -------  -------  -------  --------  -----------
                              (unaudited)                                  (unaudited)
                                               (in thousands)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............    $   514   $ 1,283  $ 2,056  $ 1,642  $ 18,073   $ 88,649
Working capital.........      3,957       480    4,028   12,406    33,907     94,573
Total assets............      4,581     2,216    6,940   20,199    53,722    134,015
Long-term debt, less
 current portion........         --        --      815       --     1,333         --
Total stockholders'
 equity.................      4,042       801    4,384   14,260    36,951    113,278

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  We develop, market and support a voice interface software platform that makes the content and services of enterprises, telecommunications networks and the Internet accessible from any telephone. We were incorporated in July 1994 and began operations in October 1994. Prior to 1996, our revenue was derived from technical consulting services. In 1996, we deployed the first version of our voice interface software platform and began to generate software license revenue. Today, we offer a range of voice interface software products. To support the sale, deployment and operation of our products, we also provide a number of services that include consulting, training, maintenance updates and technical support.

  Our license revenue consists of license fees for our voice interface software products. Historically, this license fee has been calculated using two variables: the computation power required to run our platform and the maximum number of simultaneous end-user connections to an application running on our platform. During the quarter ending September 30, 2000, we began implementing a new pricing model for the license fees for our software platform. Under this new pricing model, the license fee is calculated using two variables, one of which is the maximum number of simultaneous end-user connections to an application running on the platform, consistent with our prior method. However, the second variable of the license fee is now based on the value attributed to the functional use of the software.

  License revenue is recognized when:

  .  evidence of an arrangement exists;

  .  delivery has occurred;

  .  the fee is fixed and determinable; and

  .  collection is probable.

The timing of license revenue recognition is affected by whether we perform consulting services in the arrangement, and the nature of those services. In the majority of cases, we either perform no consulting services or we perform standard implementation services that are not essential to the functionality of the software. In these cases, we recognize license revenue either upon issuance of the permanent software license key (which enables the software to be operated) or on system acceptance, if the customer has established acceptance criteria (which occurs only in a small minority of cases). In those contracts having acceptance criteria, criteria typically consist of a demonstration to the customer that, upon implementation, the software performs in accordance with specified system parameters, such as recognition accuracy or call completion rates. When we perform consulting services that are essential to the functionality of the software, we recognize both license and consulting revenue over time based on the percentage of the consulting services that have been completed.

  Service revenue consists of revenue from providing consulting, training, maintenance updates and technical support. Our consulting service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. For a fixed-fee contract, we recognize revenue using the percentage of completion method. For time-and-materials contracts, we recognize revenue as services are performed. Training service revenue is recognized as services are performed. Losses on consulting and training service contracts, if any, are recognized as soon as such losses become known. Revenue from maintenance updates and technical support is recognized ratably over the term of the applicable agreement.

  Our standard payment terms are net 30 days from the date of invoice. However, an average of 61% of our license revenue recognized during the six quarters ended June 30, 2000 was invoiced in the last month of the quarter. Thus, a significant portion of our accounts receivable balance at the end of a quarter is typically comprised of a large percentage of the total revenue from that quarter.

  We record deferred revenue primarily as a result of payments from customers received in advance of recognition of revenue. As of June 30, 2000, deferred revenue was $6.7 million. The deferred revenue amount includes unearned license revenue and prepaid services that will be recognized as revenue in the future as we deliver licenses and perform services.

  We sell products to our customers both directly through a sales force and indirectly through resellers and systems integrators. Customers exceeding 10% of total revenue are:

  .  Charles Schwab, who accounted for 16% of total revenue for 1997;

  . Periphonics--a Nortel Networks Company, who acting as a reseller, accounted for 11% of total revenue for 1997, 19% of total revenue for 1998, 25% of total revenue for 1999 and 29% of total revenue for the six months ended June 30, 2000;

  . Telia, a Swedish telecommunications carrier, who accounted for 27% of total revenue for 1997;

  . Motorola, a stockholder of Nuance, who accounted for 10% of total revenue for 1997 and 15% of total revenue for 1998;

  . Fidelity, a stockholder of Nuance, who accounted for 32% of total revenue for 1998 and 20% of total revenue for 1999; and

  . Edify, a subsidiary of S1 Corporation, who, acting as a reseller, accounted for 12% of total revenue for the six months ended June 30, 2000.

  No other customers accounted for more than 10% of our revenue for 1997, 1998, or 1999 or the six months ended June 30, 2000.

  We sell our products to customers in North America, South America, Europe, Asia and Australia. International sales accounted for approximately 33% of our total revenue in 1997, 18% of our total revenue in 1998, 21% of our total revenue for 1999 and 41% of our total revenue for the six months ended June 30, 2000. We anticipate that markets outside the United States will continue to represent a significant portion of total future revenue. We intend to increase our sales and marketing activities with respect to international licensing of our software and provisioning of our services in the foreseeable future. International sales are currently denominated in U.S. dollars. However, we may denominate sales in foreign currencies in the future.

  Cost of license revenue consists primarily of fees payable on third-party software products and documentation and media costs. Cost of service revenue consists of compensation and related overhead costs for employees engaged in consulting, training and maintenance for our customers.

  Our operating expenses are classified into four general categories: sales and marketing, research and development, general and administrative and non-cash compensation. We classify all charges to these operating expense categories based on the nature of the expenditures. Although each category includes expenses that are unique to the category, some expenditures, such as compensation, employee benefits, recruiting costs, equipment costs, travel and entertainment costs, facilities costs and third-party professional services fees, occur in each of these categories except non-cash compensation.

  We allocate the total costs for information services and facilities to each functional area that uses the information services and facilities based on relative headcount. These allocated costs include rent and other facility-related costs for our offices, communication charges and depreciation expense for furniture and equipment.

  We had 326 full-time employees as of June 30, 2000 and intend to hire a significant number of employees in the future. This continued expansion places significant demands on our management and operational resources. To manage this rapid growth, we must continue to invest in and implement operational systems, procedures and controls.

  From our inception through June 30, 2000, we have incurred approximately $93.4 million of operating costs and expenses, including approximately $35.3 million of research and development expenditures used to develop our current and future software products. As a result of these and other operating expenditures, we have incurred net operating losses in each year since inception. We anticipate that our operating expenses will increase in the foreseeable future as we build our services, sales and marketing organizations and as we continue to invest in research and development. Accordingly, we expect to incur operating losses for at least the next 18 months.

  In connection with the grant of stock options prior to our initial public offering, we recorded deferred stock compensation of approximately $8.7 million within stockholders' equity, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. This amount is presented as a reduction of stockholders' equity and will be amortized over the vesting period of the applicable options in a manner consistent with Financial Accounting Standards Board Interpretation No. 28. For the six months ended June 30, 2000, we recorded amortization of deferred stock compensation of $2.2 million relating to approximately 3,152,000 stock options granted at a weighted average exercise price of $8.58.

  We believe that period-to-period comparisons of our historical operating results are not necessarily meaningful and should not be relied upon as being indicative of future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development, particularly companies in new and rapidly evolving markets. Although we have experienced significant revenue growth recently, this trend may not continue. Furthermore, we may not achieve or maintain profitability in the future.

Results of Operations

  The following table presents selected financial data for the periods indicated as a percentage of total revenue.

                                       Year Ended           Six Months
                                      December 31,        Ended June 30,
                                     ------------------   ------------------
                                     1997   1998   1999    1999       2000
                                     ----   ----   ----   -------    -------
Revenue:
  License...........................  62 %   68 %   70 %       73 %       74 %
  Service...........................  38     32     30         27         26
                                     ---    ---    ---    -------    -------
    Total revenue................... 100    100    100        100        100
                                     ---    ---    ---    -------    -------
Cost of revenue:
  License...........................   3      3     --         --         --
  Service...........................  24     23     28         27         19
                                     ---    ---    ---    -------    -------
    Total cost of revenue...........  27     26     28         27         19
                                     ---    ---    ---    -------    -------
Gross profit........................  73     74     72         73         81
                                     ---    ---    ---    -------    -------
Operating expenses:
  Sales and marketing...............  52     58     90         67         74
  Research and development..........  83     56     60         49         46
  General and administrative........  24     23     18         16         21
  Noncash compensation expense......  --     --      2         --         11
                                     ---    ---    ---    -------    -------
    Total operating expenses........ 159    137    170        132        152
                                     ---    ---    ---    -------    -------
Loss from operations................ (86)   (63)   (98)       (59)       (71)
Interest and other income, net......   5      5      4          3          7
                                     ---    ---    ---    -------    -------
Loss before provision for income
 taxes.............................. (81)   (58)   (94)       (56)       (64)
                                     ---    ---    ---    -------    -------
Provision for income taxes..........  --     --     --         --          1
                                     ---    ---    ---    -------    -------
Net loss............................ (81)%  (58)%  (94)%      (56)%      (65)%
                                     ===    ===    ===    =======    =======

Comparison of the Six Months Ended June 30, 1999 and 2000

 Revenue

  Total revenue increased from $9.5 million in the six months ended June 30, 1999 to $19.9 million in the six months ended June 30, 2000, an increase of 109%.

  License revenue increased from $6.9 million in the six months ended June 30, 1999 to $14.7 million in the six months ended June 30, 2000, an increase of 113%. This increase in license revenue was due to an increased acceptance of our products in the marketplace. License revenue represented 73% of total revenue for the six months ended June 30, 1999 and 74% of total revenue for the six months ended June 30, 2000.

  Service revenue increased from $2.6 million for the six months ended June 30, 1999 to $5.2 million in the six months ended June 30, 2000, an increase of 100%. This increase in service revenue was due primarily to growth in license revenue and revenue for certain non-recurring engineering work performed in the second quarter of 2000. Service revenue represented 27% of total revenue for the six months ended June 30, 1999 and 26% of total revenue for the six months ended June 30, 2000.

 Cost of Revenue

  Cost of service revenue increased from $2.6 million in the six months ended June 30, 1999 to $3.7 million in the six months ended June 30, 2000, an increase of 42%. This increase was due to hiring additional employees in the professional services, technical support and training groups. Cost of service revenue as a percentage of service revenue was 100% for the six months ended June 30, 1999 and 71% for the six months ended June 30, 2000. We anticipate that cost of service revenue will increase in absolute dollars, although cost of service revenue will vary as a percentage of service and total revenue from period to period.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses consist of compensation and related costs for sales and marketing employees and promotional expenditures, including public relations, advertising, trade shows and marketing materials. Sales and marketing expenses increased from $6.3 million in the six months ended June 30, 1999 to $14.8 million in the six months ended June 30, 2000, an increase of 135%. This increase was attributable to the addition of approximately 40 sales and marketing employees which added approximately $6.0 million in expense, an increase in sales commissions associated with the growth in revenue which added approximately $1.6 million to expenses and higher marketing costs due to expanded promotional activities which added approximately $900,000 in expenses. As a percentage of total revenue, sales and marketing expenses were 67% in the six months ended June 30, 1999 and 74% in the six months ended June 30, 2000. We expect to continue to increase our marketing and promotional efforts and hire additional sales employees. Accordingly, we anticipate that sales and marketing expenses will increase in absolute dollars, but will vary as a percentage of total revenue from period to period.

  Research and Development. Research and development expenses consist of compensation and related costs for research and development employees and contractors. Research and development expenses increased from $4.7 million in the six months ended June 30, 1999 to $9.1 million in the six months ended June 30, 2000, an increase of 94%. This increase was attributable to the addition of approximately 50 employees associated with product development activities, which added approximately $4.1 million in expenses, including 30 employees hired as part of establishing our Canadian research and development group in September 1999, and the costs of technical contractors, which added approximately $300,000 in expenses. As a percentage of total revenue, research and development expenses were 49% in the six months ended June 30, 1999 and 46% in the six months ended June 30, 2000. We expect to continue to make substantial investments in research and development and anticipate that research and development expenses will continue to increase in absolute dollars, but will vary as a percentage of total revenue from period to period.

  General and Administrative. General and administrative expenses consist of compensation and related costs for administrative employees, legal services, accounting services and other general corporate expenses. General and administrative expenses increased from $1.5 million in the six months ended June 30, 1999 to $4.3 million in the six months ended June 30, 2000, an increase of 181%. The increase was due to the addition of approximately 30 administrative employees, which added approximately $2.2 million in expenses, increased legal fees associated with patent application filings, which added approximately $300,000 in expenses, and costs associated with our new status as a public company, including insurance, accounting and legal fees, which added approximately $300,000 in expenses. As a percentage of total revenue, general and administrative expenses were 16% in the six months ended June 30, 1999 and 21% in the six months ended June 30, 2000. We expect that general and administrative expenses will increase in absolute dollars as we continue to add employees and incur additional costs related to the anticipated growth of our business. However, we expect that these expenses will vary as a percentage of total revenue from period to period.

  Non-cash compensation. Non-cash compensation expenses consist of compensation charges related to stock options granted to employees between September 1999 and February 2000. The compensation expense was $2.2 million in the six months ended June 30, 2000. This expense is being recognized over the vesting period of the stock options.

 Interest and Other Income, Net

  Interest and other income, net, consists of interest earned on cash and short-term investments, offset by interest expense related to a note payable. Interest and other income, net, was $267,000 in the six months ended June 30, 1999 and $1.5 million in the six months ended June 30, 2000. The increase was due to interest income earned on higher average cash balances, primarily the result of cash proceeds raised in our initial public offering in April 2000.

Comparison of Years Ended December 31, 1998 and 1999

 Revenue

  Total revenue increased from $11.8 million in 1998 to $19.6 million in 1999, an increase of 66%.

  License revenue increased from $8.0 million in 1998 to $13.6 million in 1999, an increase of 70%. This increase in license revenue was due to a $5.6 million increase in sales generated by our resellers. License revenue represented 68% of total revenue for 1998 and 70% of total revenue for 1999.

  Service revenue increased from $3.8 million for 1998 to $6.0 million in 1999, an increase of 58%. This increase in service revenue was due to the customer implementations associated with the increase in license sales described above which accounted for $603,000 of the increase. Additionally, revenue from maintenance updates and technical support increased $1.3 million due to the increase in license sales. Finally, training revenue increased $403,000. Service revenue represented 32% of total revenue for 1998 and 30% of total revenue for 1999.

 Cost of Revenue

  Cost of license revenue decreased from $400,000 in 1998 to $0 in 1999. As a percentage of license revenue, cost of license revenue was 5% in 1998 and 0% in 1999. The decrease in the cost of license revenue was due to a reduction in software license fees of $400,000 paid to a subsidiary of SRI International, a stockholder of Nuance. We anticipate that the cost of license revenue may increase in absolute dollars as we license additional technologies, although cost of license revenue will vary as a percentage of license and total revenue from period to period.

  Cost of service revenue increased from $2.7 million in 1998 to $5.5 million in 1999. Cost of service revenue as a percentage of service revenue was 71% in 1998 and 92% in 1999. This increase was due to 14 additional services employees who were hired with the expectation of supporting a larger customer base in the future. We anticipate that cost of service revenue will increase in absolute dollars, although cost of service revenue will vary as a percentage of service and total revenue from period to period.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses consist of compensation and related costs for sales and marketing employees and promotional expenditures, including public relations, advertising, trade shows and marketing collateral materials. Sales and marketing expenses increased from $6.9 million in 1998 to $17.6 million in 1999. This increase was attributable to the addition of 40 sales and marketing employees which added approximately $6.9 million to expenses, an increase in sales commissions associated with increased revenue which added approximately $1.9 million to expenses and higher marketing costs due to expanded promotional activities which added approximately $1.9 million to expenses. As a percentage of total revenue, sales and marketing expenses were 58% in 1998 and 90% in 1999. We expect to continue to increase our marketing and promotional efforts and hire additional sales employees. Accordingly, we anticipate that sales and marketing expenses will increase in absolute dollars, but will vary as a percentage of total revenue from period to period.

  Research and Development. Research and development expenses consist of compensation and related costs for research and development employees and contractors. Research and development expenses increased from $6.6 million in 1998 to $11.8 million in 1999. This increase was attributable to the addition of 59 employees associated with product development activities which added approximately $4.3 million to expenses and increased use of technical contractors which added approximately $930,000 to expenses. As a percentage of total revenue, research and development expenses were 56% in 1998 and 60% in 1999. We expect to continue to make substantial investments in research and development and anticipate that research and development expenses will continue to increase in absolute dollars, but will vary as a percentage of total revenue from period to period.

  General and Administrative. General and administrative expenses consist of compensation and related costs for administrative employees, legal services, accounting services and other general corporate expenses. General and administrative expenses increased from $2.7 million in 1998 to $3.5 million in 1999, due to an increase of 20 employees, which added approximately $635,000 to expenses, and increased legal and professional fees, which added approximately $165,000 to expenses. This increased expense was necessary to support our growth. As a percentage of total revenue, general and administrative expenses were 23% in 1998 and 18% in 1999. We expect that general and administrative expenses will increase in absolute dollars as we add employees and incur additional costs related to the anticipated growth of our business. However, we expect that these expenses will vary as a percentage of total revenue from period to period.

 Interest and Other Income, Net

  Interest and other income, net, consists of interest earned on cash and short-term investments, offset by interest expense related to a note payable. Interest and other income, net, was $598,000 in 1998 and $697,000 in 1999. The increase was due to interest income earned on higher cash balances.

Comparison of Years Ended December 31, 1997 and 1998

 Revenue

  Total revenue increased from $4.4 million in 1997 to $11.8 million in 1998, an increase of 168%.

  License revenue increased from $2.7 million in 1997 to $8.0 million in 1998, an increase of 196%. This increase in license revenue was due to a $1.6 million increase in sales generated by our resellers and a $3.7 million increase in direct sales. License revenue represented 62% of total revenue for 1997 and 68% of total revenue for 1998.

  Service revenue increased from $1.7 million in 1997 to $3.8 million in 1998, an increase of 124%. This increase in service revenue was due primarily to the customer implementations associated with the increase in license sales described above which accounted for an increase of $1.3 million. Additionally, revenue from maintenance updates and technical support increased $494,000 due to the increase in license sales. Service revenue represented 38% of total revenue for 1997 and 32% of total revenue for 1998.

 Cost of Revenue

  Cost of license revenue increased from $125,000 in 1997 to $400,000 in 1998. As a percentage of license revenue, cost of license revenue was 5% in 1997 and 1998. The increase in the cost of license revenue was due to an increase of $400,000 in software fees paid to a subsidiary of SRI International.

  Cost of service revenue increased from $1.0 million in 1997 to $2.7 million in 1998. The increase in cost of service revenue was attributable to an increase of 21 employees dedicated to support our growing number of customers. Cost of service revenue as a percentage of service revenue was 63% in 1997 and 71% in 1998.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses increased from $2.3 million in 1997 to $6.9 million in 1998. The increase was due to the addition of 28 sales and marketing employees which added approximately $3.1 million to expenses, increased sales commissions related to increased revenue which added approximately $1.1 million to expenses and increased marketing costs which added approximately $398,000 to expenses. As a percentage of total revenue, sales and marketing expenses were 52% for 1997 and 58% for 1998.

  Research and Development. Research and development expenses increased from $3.6 million in 1997 to $6.6 million in 1998. The increase was due to the addition of nineteen employees associated with product development activities, which added approximately $2.7 million to expenses, and increased use of technical contractors, which added approximately $291,000 to expenses. As a percentage of total revenue, research and development expenses decreased from 83% in 1997 to 56% in 1998.

  General and Administrative. General and administrative expenses increased from $1.1 million in 1997 to $2.7 million in 1998. The increase was due in part to costs of $565,000 associated with the addition of seven management and financial employees necessary to support our growth. Additionally, bad debt expense increased $230,000, facilities expense increased $190,000, legal expenses increased $100,000 and depreciation and amortization increased approximately $200,000. The balance of the increase was driven by other general and administrative costs associated with overall increases in company headcount and business activity. As a percentage of total revenue, general and administrative expenses decreased from 24% in 1997 to 23% in 1998.

 Interest and Other Income, Net

  Interest and other income, net, increased from $204,000 in 1997 to $598,000 in 1998. This increase was due to interest income earned on higher balances of cash and short-term investments resulting from our Series D preferred stock financing in May 1998.

Quarterly Results of Operations

  The following tables set forth a summary of our unaudited quarterly operating results for each of the eight quarters in the period ended June 30, 2000. The information has been derived from our unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited consolidated financial statements and associated notes. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                         Quarter Ended
                          -------------------------------------------------------------------------------------
                          Sept. 30,  Dec. 31,   March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,  June 30,
                            1998       1998       1999       1999       1999       1999       2000       2000
                          ---------  --------   ---------  --------   ---------  --------   ---------  --------
                                                        (in thousands)
Consolidated Statement
 of Operations Data:
Revenue:
 License................   $ 3,089   $ 1,772     $ 4,140   $ 2,792     $ 2,678   $ 4,003     $ 6,028   $ 8,692
 Service................       840     1,199         820     1,754       1,684     1,696       1,913     3,311
                           -------   -------     -------   -------     -------   -------     -------   -------
   Total revenue........     3,929     2,971       4,960     4,546       4,362     5,699       7,941    12,003
                           -------   -------     -------   -------     -------   -------     -------   -------
Cost of revenue:
 License................       315        --          --        --          --        --          --        13
 Service................       690     1,029       1,182     1,390       1,259     1,629       1,605     2,120
                           -------   -------     -------   -------     -------   -------     -------   -------
   Total cost of
    revenue.............     1,005     1,029       1,182     1,390       1,259     1,629       1,605     2,133
                           -------   -------     -------   -------     -------   -------     -------   -------
Gross profit............     2,924     1,942       3,778     3,156       3,103     4,070       6,336     9,870
                           -------   -------     -------   -------     -------   -------     -------   -------
Operating expense:
 Sales and marketing....     2,017     2,262       2,603     3,716       4,902     6,415       6,786     8,053
 Research and
  development...........     1,789     2,244       2,145     2,531       3,077     4,040       4,396     4,727
 General and
  administrative........       692       909         688       842         859     1,128       1,671     2,627
 Noncash compensation
  expense...............        --        --          --        --          --       310       1,016     1,138
                           -------   -------     -------   -------     -------   -------     -------   -------
   Total operating
    expenses............     4,498     5,415       5,436     7,089       8,838    11,893      13,869    16,545
                           -------   -------     -------   -------     -------   -------     -------   -------
Loss from operations....    (1,574)   (3,473)     (1,658)   (3,933)     (5,735)   (7,823)     (7,533)   (6,675)
Interest and other
 income, net............       245       122         138       129          70       360         324     1,154
                           -------   -------     -------   -------     -------   -------     -------   -------
Loss before income
 taxes..................    (1,329)   (3,351)     (1,520)   (3,804)     (5,665)   (7,463)     (7,209)   (5,521)
Provision for income
 taxes..................        --        --          --        --          --        22          --       146
                           -------   -------     -------   -------     -------   -------     -------   -------
Net loss................   $(1,329)  $(3,351)    $(1,520)  $(3,804)    $(5,665)  $(7,485)    $(7,209)  $(5,667)
                           =======   =======     =======   =======     =======   =======     =======   =======
As a Percentage of Total
 Revenue:
Revenue:
 License................        79%       60%         83%       61%         61%       70%         76%       72%
 Service................        21        40          17        39          39        30          24        28
                           -------   -------     -------   -------     -------   -------     -------   -------
   Total revenue........       100       100         100       100         100       100         100       100
                           -------   -------     -------   -------     -------   -------     -------   -------
Cost of revenue:
 License................         8        --          --        --          --        --          --        --
 Service................        18        35          24        31          29        29          20        18
                           -------   -------     -------   -------     -------   -------     -------   -------
   Total cost of
    revenue.............        26        35          24        31          29        29          20        18
                           -------   -------     -------   -------     -------   -------     -------   -------
Gross profit............        74        65          76        69          71        71          80        82
                           -------   -------     -------   -------     -------   -------     -------   -------
Operating expenses:
 Sales and marketing....        51        76          52        82         112       112          86        67
 Research and
  development...........        46        76          43        56          71        71          55        39
 General &
  administrative........        17        30          15        18          20        20          21        22
 Noncash compensation
  expense...............        --        --          --        --          --         5          13        10
                           -------   -------     -------   -------     -------   -------     -------   -------
   Total operating
    expenses............       114       182         110       156         203       208         175       138
                           -------   -------     -------   -------     -------   -------     -------   -------
Loss from operations....       (40)     (117)        (34)      (87)       (132)     (137)        (95)      (56)
Interest and other
 income, net............         6         4           3         3           2         6           4        10
                           -------   -------     -------   -------     -------   -------     -------   -------
Loss before income
 taxes..................       (34)     (113)        (31)      (84)       (130)     (131)        (91)      (46)
Provision for income
 taxes..................        --        --          --        --          --        --          --         1
                           -------   -------     -------   -------     -------   -------     -------   -------
Net loss................       (34)%    (113)%       (31)%     (84)%      (130)%    (131)%       (91)%     (47)%
                           =======   =======     =======   =======     =======   =======     =======   =======

  Our revenue and operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. As a result, they should not be relied upon as an indication of future performance.

  License revenue has fluctuated from quarter to quarter, particularly in the quarters ended September 30, 1998 through March 31, 1999, primarily due to the license fees from one large transaction with Fidelity Investments. Revenue from this transaction was $1.9 million in the quarter ended September 30, 1998, $550,000 in the quarter ended December 31, 1998 and $3.1 million in the quarter ended March 31, 1999. Service revenue has fluctuated from quarter to quarter primarily as a result of the uneven nature of project-oriented work. In the quarter ended March 31, 1999, the completion of several projects did not occur as scheduled, causing revenue recognition to be delayed until the following quarter.

  Cost of revenue has generally increased from quarter to quarter, mainly due to the addition of service employees. Cost of service revenue in the quarter ended December 31, 1998 includes a provision for losses we incurred on two projects.

  Operating expenses have increased from quarter to quarter as we have added employees in sales, marketing, engineering and administration required to support actual and anticipated business activities. In the quarter ended December 31, 1998, general and administrative expenses rose due to the costs of a change in facilities, and research and development expenses were high as a result of expenses associated with a large number of external consultants.

Provision for Income Taxes

  We have incurred operating losses for all periods from inception through June 30, 2000 and therefore have not recorded a provision for federal income taxes for any period through June 30, 2000. We recorded a provision for international income taxes of $22,000 in the year ended December 31, 1999 and $146,000 for the six months ended June 30, 2000 relating to taxes on foreign subsidiaries. We have recorded a valuation allowance for the full amount of our gross deferred tax assets, as the future realization of the tax benefit is uncertain.

  As of December 31, 1999, we had federal net operating loss carryforwards of approximately $27.8 million and state net operating loss carryforwards of approximately $25.9 million. These federal and state loss carryforwards may be available to reduce future taxable income. The federal loss carryforwards expire at various dates into the year 2019. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be used annually in the future to offset taxable income. It is possible that such a change may have already occurred or could occur as a result of this offering. See note 11 of notes to consolidated financial statements.

Liquidity and Capital Resources

  As of June 30, 2000, we had cash and cash equivalents aggregating $88.6 million and short-term investments totaling $12.1 million. In April 2000, we raised approximately $80.3 million through the completion of our initial public offering of common stock. From inception through March 31, 2000, we financed our operations primarily from private sales of convertible preferred stock totaling $70.0 million and, to a lesser extent, from bank financing.

  Our operating activities used cash of $3.5 million during 1997, $2.7 million during 1998, $13.9 million during 1999 and $10.8 million during the six months ended June 30, 2000. This negative operating cash flow resulted principally from our net losses experienced during these periods as we invested in the development of our products, expanded our sales force and expanded our infrastructure to support our growth.

  Our investing activities consist of purchases and maturities of short-term investments, and purchases of computer equipment, furniture, fixtures and leasehold improvements to support our growth. Investing activities used cash of $2.8 million during 1997, $13.1 million during 1998, $12.7 million during 1999 and $3.6 million during the six months ended June 30, 2000. During the six-month period ended June 30, 2000, we invested $10.9 million in a long-term time deposit held by a major bank as security for a letter of credit on a newly signed facility lease.

  Our financing activities generated cash of $7.1 million during 1997, $15.4 million during 1998, $43.1 million during 1999 and $85.0 million during the six months ended June 30, 2000. Of these financing activities, the issuance of convertible preferred stock and common stock generated net proceeds of $7.1 million during 1997, $16.6 million during 1998 and $40.7 million during 1999. The cash provided by financing activities for the six months ended June 30, 2000 was primarily the result of proceeds from the Company's initial public offering of $80.3 million and the exercise of employee stock options of $5.7 million. We had proceeds from bank borrowings of $372,000 in 1997, no proceeds in 1998, $2.8 million in 1999 and no proceeds during the first six months of 2000. Repayment of bank borrowings was $372,000 during 1997, $1.2 million during 1998 and $459,000 during 1999 and $2.1 million during the six months ended June 30, 2000.

  In October 1999, our Canadian subsidiary entered into a revolving line of credit under which it can borrow up to $600,000 in Canadian dollars. The revolving line of credit, secured by a letter of credit from our primary bank, bears interest at the lender's prime rate plus 0.5% per annum (8.0% at June 30, 2000). The line of credit remains in effect as long as the underlying letter of credit remains in place. At June 30, 2000, $323,000 was outstanding under the revolving line of credit in U.S. dollars.

  Our capital requirements depend on numerous factors. We expect to devote substantial resources to continue our research and development efforts, expand our sales, support, marketing and product development organizations, establish additional facilities worldwide and build the infrastructure necessary to support our growth. We have experienced substantial increases in our expenditures since our inception consistent with growth in our operations and employees, and we anticipate that our expenditures will continue to increase in the future. We believe that the proceeds from this offering, together with our current cash and cash equivalents and our borrowing capacity, will be sufficient to fund our activities for the next 18 months. Thereafter, we may need to raise additional funds in order to fund more rapid expansion, including significant increases in employees and office facilities; to develop new or enhance existing services or products; to respond to competitive pressures; or to acquire or invest in complementary businesses, technologies, services or products. In addition, in order to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements. Additional funding may not be available on favorable terms or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies. We may also consider additional equity or debt financing, which could be dilutive to existing investors.

Recently Issued Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activity. SFAS No. 133 establishes accounting methods for derivative financial instruments and hedging activities related to those instruments, as well as for other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which amends

SFAS 133 to be effective for all quarters of any fiscal year beginning after June 13, 2000. We will adopt SFAS No. 133 effective January 1, 2001.

  The American Institute of Certified Public Accountants issued Statement of Position, or SOP, No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions. SOP No. 98-9 amends SOP No. 97-2 to require an entity to recognize revenue for multiple element arrangements by means of the "residual method" when:

  . vendor-specific evidence of fair value exists for all of the undelivered elements that are not accounted for by means of long-term contract accounting;

  . vendor specific evidence of fair value does not exist for one or more of the delivered elements; and

  . all revenue recognition criteria of SOP No. 97-2, other than the requirement for vendor-specific evidence of the fair value of each delivered element, are satisfied.

  The adoption of SOP 98-9 in fiscal 1999 did not have a significant effect on the Company's financial position or results of operations.

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101, and amended it in March and June 2000 with respect to the effective date. We are currently reviewing the provisions of SAB 101 and assessing the impact of its adoption. While SAB 101 does not supercede the software industry specific revenue recognition guidance, which we believe we are in compliance with, SAB 101 may change current interpretations of software revenue recognition requirements, which would cause us to record a cumulative effect of a change in accounting principles in the fourth quarter of 2000, retroactive to January 1, 2000.

                                    BUSINESS

  Nuance develops, markets and supports a voice interface software platform that makes the information and services of enterprises, telecommunications networks and the Internet accessible from any telephone.

  Enterprises such as brokerages, banks, airlines and retailers use our software platform to provide a voice user interface to applications including stock quotes and trading, home banking, travel planning and shopping. An example of spoken dialog for a brokerage application enabled by our software is:

   Computer: "What would you like to do?"
   Caller:   "Buy a hundred shares of IBM at one twelve and a quarter."
   Computer: "Confirming, for the day, buy 100 shares of International Business
              Machines at 112 and 1/4. Is this correct?"
   Caller:   "Yeah."
   Computer:  "Your order is confirmed and pending."

  Wireless and wireline telecommunications carriers use our software platform to provide their subscribers with a voice user interface to applications such as dialing and customer service. An example of spoken dialog for a voice-activated dialing application enabled by our software is:

   Computer:  "Who would you like to call?"
   Caller:    "Get me Doug Johnson at work."
   Computer:  "Calling Douglas Johnson, office phone."

  A voice portal is a new type of enhanced service provider that uses our software platform to enable and expand its offerings. Voice portals offer access to information and commerce over the telephone using a voice user interface, similar to the way that web portals provide information and commerce through a personal computer using a graphical user interface. An example of spoken dialog for a voice portal's application enabled by our software is:

   Computer:  "Welcome to your voice portal homepage, how can I help you?"
   Caller:    "I'd like a traffic report."
   Computer:  "For what road would you like the traffic report?"
   Caller:    "Highway 280, northbound."
   Computer: "Highway 280 northbound is stop-and-go from the Sand Hill Road exit to Highway 92."

  We sell our products to our customers both directly through our sales force and indirectly through resellers that include:

  . telephony infrastructure providers, such as Edify--a subsidiary of S1 Corporation, Mitel, Motorola, Periphonics--a Nortel Networks Company and Syntellect;

  .  e-commerce software companies, such as BroadVision; and

  .  system integrators, such as BT Syncordia, IBM and Omron.

  As of June 30, 2000, over 203 businesses in a variety of industries worldwide had licensed our software platform directly from us or through our resellers. These businesses include:

  . enterprises, including financial service companies such as Fidelity Investments and TD Waterhouse, banks such as Banco Itau (Brazil) and Lloyds TSB (United Kingdom), airlines such as American Airlines and Delta Airlines, and retailers such as The Home Shopping Network and Sears, Roebuck and Co.;

  . telecommunications carriers, such as CTBC Telecom (Brazil), Deutsche Telekom, Sprint PCS and Telia (Sweden); and

  . enhanced service providers and voice portals, such as BeVocal, General Magic, GoSolo Technologies, ShopTalk, Tellme Networks and Webley Systems.

Industry Background

  Companies are striving to create new and better means of communicating and conducting business with their customers. Therefore, businesses are investing significantly to build and improve their customer service infrastructure. Historically, offering convenient, easy-to-use and cost-effective customer support to all potential customers has been difficult. New voice user interface technologies are emerging, however, that allow businesses to leverage the Internet and telecommunications infrastructure in order to more effectively and efficiently interact with their customers.

 Growth of the Internet

  The Internet has offered businesses a new global communications medium for efficient sharing of electronic information and transactions. Businesses have made massive investments over the last few years to enable their information to be delivered and transactions to be conducted over the World Wide Web. International Data Corporation, or IDC, estimates that there were approximately 1 billion URLs on the web in 1998 and that this number is expected to grow to 16.5 billion by 2003, representing a five-year compound annual growth rate of 94%. IDC also estimates that there were approximately 240 million users of the Internet worldwide at the end of 1999 and that the number of users will grow to over 602 million by 2003.

 Widespread Accessibility of Wireless and Wireline Telecommunications Networks

  While the number of users accessing the Internet is rapidly growing, the telephone network is already widely accessible. The Yankee Group estimates that in 1998 there were over 831 million telephone lines installed and that there were 315 million wireless subscribers worldwide. The recent rapid growth in the wireless market is projected by The Yankee Group to continue, with over one billion subscribers worldwide by 2003, representing a five-year compound annual growth rate of 29%. The proliferation of the wireless phone has made access to the telephone network even easier.

  Although access to the Internet is becoming increasingly common, as of June 2000, IDC estimates showed that by 2002 only 53% of U.S. households will have access to the Internet. Additionally, IDC then estimated that in 2002, the U.S. would represent 43% of the worldwide Internet user population. Thus, many people must obtain information and services and conduct commerce by means other than a personal computer connected to the Internet. Even those potential users who do have Internet access are not always near their personal computers when they need information or want to conduct commerce.

  In contrast, the telephone is a more readily available information and services access device. In comparison to personal computers, telephones are simple to operate and use the most natural form of communication, the human voice. Therefore, the telephone network holds a greater potential for businesses to deliver their information to, and conduct transactions with, the largest possible population.

 High Cost of Call Centers and Limitations of First-Generation Automated Telephone Systems

  Many enterprises have invested in call centers staffed by customer service representatives to interact with customers over the telephone. In a call center, a customer service representative listens to a caller's inquiry, retrieves the information from a computer terminal, and communicates the results to the caller. While these call centers are effective at delivering services over the telephone, they are labor-intensive and expensive. The first generation of systems designed to automate these customer interactions and lower the cost of customer contact was deployed using touch-tone interfaces. Using these systems, callers navigate through menus of touch-tone options and press the keys that help them obtain information or conduct transactions. These systems achieve some automation, but because of the limitations of the telephone key pad, are generally regarded as difficult to use, limiting the range of services that can be offered and customer acceptance rates. As a result, enterprises continue to rely upon traditional call centers staffed by customer service representatives to provide more sophisticated service and to support customers who opt out of touch-tone systems by pressing zero. The Giga Information Group estimates that in 1999, as many as 2.8 million people still worked in 69,000 call centers in the United States. Datamonitor, a London-based consultancy, estimates that in 1998 close to one million people worked in approximately 12,000 call centers across Europe. The Giga Information Group estimates that $91 billion was spent on call centers in 1999. As a result, businesses continue to explore new alternatives for automating customer interaction worldwide.

 Changes in the Telecommunications Industry

  Telecommunications carriers are searching for innovative ways to generate revenue from new and existing customers. For both wireless and wireline carriers, deregulation and technology advancements continue to spur increased competition, driving down the average revenue per customer and decreasing traditional customer loyalties. As a result, carriers are seeking to improve customer retention by providing value-added network services such as voice messaging, call waiting and directory services. While acceptance rates of these services have been relatively high, customer turnover continues at a rate of between 24% and 29% per year according to The Yankee Group. This customer turnover and pricing pressures are driving carriers to offer new, higher-value, information-based services. One of the challenges that the carriers face is delivering sophisticated information-based services through the telephone. Even with the evolution of telephones with small screen displays, the ability for the user to input information is constrained, limiting the usability and sophistication of services that can be made available.

 The Market Opportunity

  We believe there is a significant opportunity for a telephone-based voice user interface capable of delivering information and conducting commerce in a cost-effective, convenient and easy-to-use manner. These voice systems must recognize and understand naturally spoken commands, while also authenticating caller identities. Although basic speech recognition technology has succeeded at automating certain specialized applications, such as limited data entry and retrieval, its widespread use has been constrained by technical limitations and the cost of processing power. Within the last few years, however, the cost of computer processing power has declined significantly and technical advancements have provided the opportunity for speech technology to perform with a higher degree of recognition accuracy in challenging conditions across telecommunications networks. We believe that businesses will benefit from voice interface platforms that provide highly accurate, cost-effective, scalable solutions for communicating and conducting business with customers over the telephone.

The Nuance Solution

  Nuance develops, markets and supports a voice interface software platform that makes the information and services of enterprises, telecommunications networks and the Internet accessible from any telephone.

  Our software platform consists of software servers that run on industry-standard hardware and perform speech recognition, natural language understanding and voice authentication. Speech recognition is used to recognize what a person says, natural language understanding derives the meaning of what is said and voice authentication verifies the identity of a speaker based on the unique qualities of that speaker's voice. We offer a software developer toolkit and software components to enable our customers and third parties to develop voice interfaces that use our software platform. These software components include the user interface for specific tasks, such as requesting a telephone number, date or dollar amount. We also offer a range of consulting, support and education services.

  An additional part of our solution is a voice browser which we announced and demonstrated publicly in October 1999. Our voice browser will provide a standard user interface for telephone access to traditional telephony applications, voice portals and voice-enabled Internet content. The functionality of our voice browser used via the telephone is analogous to a web browser, which allows users to navigate the World Wide Web via a personal computer. Our voice browser will allow personalization through storage of user profile information and personal bookmark lists. Our voice browser uses the speech recognition, natural language understanding and voice authentication capabilities of our software platform to deliver its standard user interface. The product is currently in its beta version and is expected to be commercially available in the fourth quarter of 2000.

  We believe our products and services provide businesses with the following benefits:

  Increased Revenue Opportunities. By delivering their automated applications over the telephone through a voice user interface, businesses are able to increase their revenue opportunities by:

  . exploiting the relative ubiquity of the telephone to provide an increasingly mobile population of customers and employees with more convenient access to products, services and information;

  . reducing the number of callers that hang up because of the long wait to speak with customer service representatives; and

  . introducing new revenue-generating, value-added services such as voice dialing, directory assistance, personal agents and voice portals.

  Reduced Operational Costs. Our products and services reduce operating costs for businesses by increasing the availability and efficiency of customer contact. According to the Giga Information Group, the average cost of a speech recognition telephone call is between $0.10 and $0.32, compared to the average cost of a call handled by a customer service representative, which typically ranges from $1.95 to $5.00. Even for businesses which offer some services through a touch-tone interface, we believe a voice user interface can reduce the number of callers who elect to speak directly to a customer service representative, thereby reducing overall customer contact costs.

  Increased Customer Retention. Our products and services help businesses offer personalized services such as voice dialing of numbers in stored personal contact lists and access to stock portfolios and other customizable information. Our software also provides enterprises and telecommunications carriers with the ability to introduce new value-added services, allowing them to better differentiate themselves from their competitors. By improving the personalization and differentiation of their services, these businesses are able to improve customer loyalty and increase customer retention.

  Increased Customer Satisfaction. Because users can speak naturally to systems using our software, they can obtain information or perform transactions more quickly than by navigating through the menus of a touch-tone system. Shorter calls allow businesses to handle more users, which in turn leads to shorter hold times. Our software also reduces the need for callers to remember personal identification numbers or passwords. Businesses will be able to offer a consistent level of service that does not rely on training call center customer service representatives.

  Enhanced Security. Our voice authentication software allows businesses to offer applications that are more secure, more personalized and more convenient for end users than traditional security methods such as personal identification numbers and account numbers. Just as individuals can be authenticated by their fingerprints, they also can be authenticated by their voiceprints. Our software can use a caller's voiceprint to authenticate his identity over the telephone with high reliability. An individual's voiceprint is less likely to be lost, stolen or shared than a password or a personal identification number. When implemented together with our speech recognition capabilities, voice authentication also increases the usability of an application by reducing the time and complexity of identifying and authenticating a caller. A caller can simply speak his telephone number or name and, while our speech recognition software recognizes what has been spoken, our voice authentication software authenticates the caller's identity.

Strategy

  Our objective is to be the leading voice interface software platform for applications used across enterprises, telecommunications networks and the Internet. The key elements of our strategy are:

  Facilitate the Development, Adoption and Usage of Voice User Interfaces to Information and Services. We anticipate the formation of a web of voice sites, similar to the World Wide Web, that uses a person's voice to access information and services. We expect that this web will allow the inter-connectivity of various Internet and telephony applications with voice interfaces. To facilitate the rapid growth of this voice web and the adoption of our voice interface software, we plan to invest in products that enable the development and usage of voice sites, voice portals and Internet content that may be accessed through a voice interface. We intend to continue investing in the development of our voice browser and to market it to potential voice portal companies, potential voice site companies and telecommunications carriers. We also plan to invest in the development and marketing of new developer tools that help businesses provide voice user interfaces to their applications. Finally, we plan to continue to forge strategic relationships with companies providing platforms, tools and services to these markets.

  Facilitate Broad Acceptance and Deployment of Our Software Platform. By leveraging our market leadership position and combining high-performance speech recognition, natural language understanding and voice authentication technologies in a scalable software platform, we believe that we have the opportunity to establish our software as the de facto standard platform for voice applications and services. We plan to continue to invest significant resources to enhance our core technology, software architecture and developer tools and to create new products and services that facilitate development and deployment of applications having a voice user interface. By publishing application programming interfaces and contributing to standards bodies, we are helping establish industry standards so application developers can quickly and cost-effectively create robust applications having a voice user interface.

  Establish the De Facto Standard for Voice User Interfaces. We believe that, by leveraging our user interface design experience, we are positioned to establish a de facto standard for voice user interfaces. We believe that the existence of such a de facto standard will facilitate third-party development and deployment of applications having a voice user interface and leverage the capabilities of our software platform. Standardization of interface design principles will also give end users consistency in voice user interfaces across different applications, improving the usability and effectiveness of these applications. To help accomplish this goal, we intend to continue to invest in the development and marketing of our voice browser. Our voice browser will provide end users with a consistent interface for navigation and will provide developers with a standard interface for presentation of their voice-enabled applications. We plan to continue to invest in development of, and to encourage third parties to develop, software components. We also intend to create and promote a developer's style guide for voice interfaces and to continue to offer professional services for interface design.

  Leverage Strategic Relationships to Deliver Complete Solutions. We work closely with third parties to deliver complete solutions. Our software is currently integrated with a variety of leading telephony systems. We have also established a number of relationships with application and integration resellers serving both the telecommunications and enterprise markets and plan to continue to forge more of these relationships. In 1999, we introduced the Nuance Partner Alliance, a program for supporting our resellers and integrators, and the Nuance Developer Network, a program for providing developers of voice-enabled applications with tools and information. We intend to continue to invest in the implementation of sales, marketing and support programs to enhance the ability and motivation of third parties to aggressively market, sell and implement solutions based on our software platform.

  Further Develop Our Global Sales, Distribution, Service and Support Capabilities and Related Product Offerings. We have established over 125 customer and partner relationships in 23 countries outside the United States. We expect the international market for our software to continue to grow and intend to continue to expand our presence in strategic international markets. To continue to address this global opportunity, we plan to accelerate the hiring of sales, service and support employees local to these markets and to establish new relationships with resellers and integrators serving them. We have products that recognize and understand 20 languages and dialects, and we plan to continue to invest in the development of voice interface products for additional languages and dialects.

Products and Services

  Our product line consists of our software platform and our developer productivity tools, which are both currently available, and our voice browser, which is currently in its beta version and we expect to be commercially available in the fourth quarter of 2000. We also offer professional services to facilitate the development, implementation and support of applications operating on our software platform.

 Software Platform

  Nuance 7. The Nuance 7 software server provides speech recognition and natural language understanding capabilities, enabling recognition and understanding of both simple responses, such as "yes" and "no," and complex phrases, such as "buy 333 shares at 33 and 3/4." Nuance 7 is designed to operate on standard CPU hardware architectures and operating systems such as UNIX and Windows NT within a variety of leading telephony systems. The Nuance 7 software platform's distributed server architecture enables speech recognition to be performed on a single hardware server or on multiple hardware servers in a network. When used on multiple servers in a network, Nuance 7 efficiently balances the load of speech recognition requests across available servers and automatically compensates for a hardware or software failure on one or more of these servers.

  The speech recognition and natural language understanding technology of Nuance 7 is available for 20 languages and dialects, including U.S. English, U.K. English, Australian English, South African English, Singapore English, Latin American Spanish, European Spanish, Cantonese, Czech, Dutch, Canadian French, European French, German, Italian, Greek, Japanese, Mandarin, Norwegian, Brazilian Portuguese and Swedish. We plan to continue to implement this technology in additional European, Asian and Latin American languages and dialects as we expand our presence in additional markets.

  Nuance Verifier. The Nuance Verifier software server provides voice authentication capabilities for verifying the identity of a speaker based on his unique voice qualities. Users enroll their voiceprints by speaking information requested by the application. Based on this speech, Nuance Verifier creates a voiceprint of the caller's voice. The software is then able to authenticate the caller's claimed identity by comparing his speech to the previously enrolled voiceprint. Nuance Verifier is tightly integrated with Nuance 7 and operates within the same architecture, allowing for the same software scalability and robustness. This integration provides a key point of differentiation from our competitors' products, since users can be recognized and authenticated simultaneously. For example, when a caller speaks his telephone number, our software will understand what phone number was spoken and use that same statement to authenticate the caller. We believe that Nuance Verifier's technology delivers a high degree of accuracy for voice authentication, which provides callers with high levels of security and convenience.

 Developer Productivity Tools

  SpeechObjects. SpeechObjects are software components that developers can combine to create the entire voice user interface for an application. SpeechObjects have published application programming interfaces that define the voice interface for specific tasks, such as the request for a spoken city name, flight number or postal code. SpeechObjects encapsulate grammars, which are lists of valid responses that a user might say at a particular point in the dialog, prompts, which are messages played to a caller to elicit a response, and a dialog framework, which governs these grammars and prompts. Because SpeechObjects can be used across multiple applications and can be customized for different applications, they help reduce the time and complexity to build an application that uses a voice interface. For example, a SpeechObject that understands a spoken date can be used for applications as diverse as travel planning and bill payment. We facilitate third-party development of new components by providing royalty-free licenses to the source code for a set of SpeechObjects we call Foundation SpeechObjects. These Foundation SpeechObjects capture commonly used information such as dates, times and dollar amounts.

  Nuance Developer's Toolkit. The Nuance Developer's Toolkit facilitates the prototyping, development, deployment and optimization of voice user interfaces for applications. The toolkit provides application programming interfaces to our software platform and also includes twenty-five Foundation SpeechObject software components. Voice user interfaces developed with the Nuance Developer's Toolkit can be integrated with telephony applications written in C/C++ or Java or using one of the Nuance-supported third-party application development software tools. The toolkit includes a product called V-Optimizer that is used by developers to analyze and tune system performance. The next release of the Nuance Developer's Toolkit, which is scheduled to be released in the fourth quarter of 2000, will include a new tool, named V-Builder, that will provide developers with the capability to create speech applications using both VoiceXML, an emerging standard in the industry for voice markup languages, and SpeechObject software components.

 Nuance Voyager

  In October 1999, we publicly announced and demonstrated our Voyager voice browser, which is currently in its beta version and we anticipate will be commercially available in the fourth quarter of 2000. Our voice browser will provide a standard voice user interface for access to traditional telephony applications, voice portals and voice-enabled Internet content. The functionality of our voice browser used via the telephone is analogous to a web browser, which allows users to navigate the World Wide Web via a personal computer. For end users, the Voyager browser delivers a consistent user interface experience with standardized navigation features, such as voice-based hyperlinks, continuous connection from one call to the next and standardized personalization features, such as voice-site bookmarks, stored voiceprints and storage of user profile information. For developers of voice-enabled applications, the Voyager browser offers a consistent framework for presentation of these voice-enabled applications to end users. For the enhanced service providers and telecommunications carriers who may deploy Voyager to their customers, the product allows delivery of new types of voice-enabled services and offers a variety of voice portal services customized to their specific needs.

  Voyager's user interface takes advantage of the speech recognition, natural language understanding and voice authentication capabilities of the Nuance software platform. A potential dialog using the Voyager browser could be as follows:

   Voyager:                  "Welcome to Voyager. How may I help you?"
   Caller:                   "List my bookmarks."
   Voyager:                  "You have the following bookmarks: Acme Airlines,
                             Discount Brokerage, Web Portal Address Book, XYZ
                             Shopping Network."
   Caller:                   "Go to Acme Airlines."
   Voyager:                  "Going to Acme Airlines."
   Airline voice site:       "Welcome to Acme Airlines, how may I help you?"
   Caller:                   "I want to fly from New York to San Francisco
                             next Friday in the afternoon."
   Airline voice site:       "Would you like to leave from JFK airport,
                             LaGuardia airport or Newark airport?"
   Caller:                   "LaGuardia."
   Airline voice site:       "There is a flight leaving at 4:30 p.m. from
                             LaGuardia airport arriving at 7:15 p.m. for a
                             fare of $607.42. Would you like to book a ticket
                             on this flight using your preferred credit card,
                             your home mailing address and your frequent flyer
                             number stored in your Voyager profile?"
   Caller:                   "Yup. . ."
                             "Confirming. You are booked on a flight leaving
   Airline voice site:       at 4:30 . . ."
   Caller:                   "Voyager."

  Voyager recognizes caller's request and responds, disconnecting from Acme
  Airlines.

   Voyager:                  "How may I help you?"
   Caller:                   "Go to Web Portal Address Book."
   Address Book voice site:  "Welcome to Web Portal Address Book. What would you like to do?"
   Caller:                   "Call Mom at home."
                             "Calling Mom. . ."
   Address Book voice site:
   Mom:                      "Hello?"
   Caller:                   "Hi Mom, I'm coming to visit. . ."

 Services

  We offer a range of services for implementation of applications using our software platform. We offer professional services for customer projects, and believe that our experience in the design and deployment of voice interface systems is of value to our customers and provides us with a competitive advantage. We draw on this experience to provide professional services that include prototype development, user interface design, grammar development, system testing, performance optimization and end-user acceptance studies. We also offer technical support services for customers and developers to assist with development, integration and operation of our software products, as well as developer education services.

Voice Technologies

  Our core technologies are speech recognition, natural language understanding and voice authentication.

  Speech recognition. Our highly accurate speech recognition technology uses advanced linguistic and statistical models to interpret and understand natural human speech, enabling users to speak naturally to computers. To recognize speech, we currently use Hidden Markov Models with Gaussian-mixture processing, which are statistical models that incorporate linguistic rules and automatically learn from recorded speech databases. Our approach to speech recognition is based on dividing digitized speech into many short segments, then using our statistical processes to analyze and interpret these segments. Breaking the speech into these short segments creates a high-resolution view of the speech, which results in a high degree of accuracy.

  Natural language understanding. Once speech is recognized, our software determines its meaning. The software extracts the relevant parts of the recognized speech using rules established by the developer of the voice interface. These rules allow it to discard extraneous words such as "uh" and "please" and then map the remaining words to pre-defined associated meanings. For example, if the recognized speech were to be "Big Blue," the application developer could use our developer tools to associate the speech with the ticker symbol "IBM."

  Voice authentication. Our voice authentication software provides security for applications through biometric speaker verification. Callers enroll their voices by speaking information requested by the application. Based on this speech, our technology creates a voiceprint, or a statistical model of the caller's voice. Once a voiceprint is created, our software can authenticate a caller's claimed identity by comparing his speech to the voiceprint created during enrollment. Our voice authentication software takes into account the acoustic differences between types of telephones and caller locations, which may affect how a voice sounds. These acoustic differences are one of the key technological challenges in producing robust voice authentication products. By using our proprietary techniques, our voice authentication technology provides a high degree of accuracy.

Customers

  Our customers comprise a diverse, international group of organizations. The following is a representative list of our customers who have purchased over $100,000 of our software and services either directly from us or through our resellers.

Enterprises and Enterprise Service Providers

   American Airlines                    Home Shopping Network
   American Century                     HKStocks.com (China)
   American Express Financial Advisors  Lloyds TSB (United Kingdom)
   Avon                                 Merrill Lynch
   Banco Bradesco (Brazil)              National Car Rental System, Inc.
   Banco Itau (Brazil)                  Nissho Iwai Infocom (Japan)
   Banco Mercantil (Venezuela)          Nomura Securities Co. (Japan)
   Call Interactive                     NTL Cable Group (United Kingdom)
   Call Sciences                        Odeon Cinemas (United Kingdom)
   Charles Schwab & Co.                 PFPC
   Cheap Tickets                        Polaris Securities (Taiwan)
   Comdata                              Safilo
   Commonwealth of Virginia             Sears, Roebuck and Co.
   CTC Create (Japan)                   Sharepeople Ltd. (United Kingdom)
   Dell Japan                           Sony Japan
   Delta Airlines                       TAB Queensland (Australia)
   Dreyfus Corporation                  Timemac (Australia)
   Entergy Corporation                  TD Waterhouse (Canada)
   Fidelity Investments                 United States Advanced Networks
   Fingerhut                            United Parcel Service
   Ford Motor Company                   West Teleservices
   General Electric Co.                 Yellow Corporation
   Hewitt Associates

Telecommunications Carriers

   Bell Atlantic                        Southwestern Bell
   British Telecommunications plc       Telenor (Norway)
   CTBC Telecom (Brazil)                Telia (Sweden)
   Deutsche Telekom (Germany)           Telstra (Australia)
   Sprint PCS                           Z-Tel Technologies

Voice Portals and Enhanced Service Providers

   BeVocal                              Star*Free
   General Magic                        Tellme Networks
   GoSolo Technologies                  Webley Systems
   GTG Technologies                     Webversant
   ShopTalk

Customer Case Studies

 American Airlines

  American Airlines, one of the largest air carriers in the world, along with its regional airline affiliate, American Eagle, provides service to nearly 50 countries and 240 cities worldwide. On an average day, American and American Eagle operate more than 3,800 departures.

  American is in the process of redesigning its call center technology to enhance customer service and increase call handling efficiency. As part of this redesign, American, Nuance and Periphonics, one of our value added resellers, implemented our software to give American's customers access to certain information and transactions through a natural voice interface. The first voice-enabled application was deployed to allow American's AADVANTAGE customers to speak their frequent flyer numbers, resulting in their membership information appearing on the computer screen of the reservations representative. Based on the success of this first application, American went on to implement additional voice-enabled applications: AADVANTAGE upgrade requests and retrieval of flight arrival and departure information. An example of the dialog provided in this latter application is as follows:

   American system:  "What is the departure city?"
   Caller:           "San Jose."
   American system:  "What is the arrival city?"
   Caller:           "Dallas."
   American system:  "Would you like departure or arrival?"
   Caller:           "Um, arrival."
   American system:  "Please say the approximate arrival time."
   Caller:           "Seven thirty p.m."
   American system:  "The flight is from San Jose, California to Dallas Fort
                     Worth International Airport, arriving at approximately
                     7:30 p.m., on Monday, January 31, 2000. Is this
                     correct?"
   Caller:           "Yes."
   American system:  "Flight 384 is scheduled to arrive at Dallas Fort Worth
                     International Airport at 7:42 p.m., terminal A, gate
                     A38, baggage claim area A19."

  By giving callers the ability to speak to the automated systems, American is making it quicker and easier for their customers to get information and perform transactions. The use of our voice interface platform is helping American to differentiate itself from other airlines on the basis of service and to control operating costs.

 The Dreyfus Corporation

  Dreyfus is one of the nation's largest mutual fund companies and a subsidiary of Mellon Bank, NA. In 1999, Dreyfus managed more than $120 billion in more than 160 mutual fund portfolios and offered a range of investment products and customer services to help over one million investors manage and grow their investments.

  Dreyfus found that its existing call center infrastructure was limiting its ability to provide investors with easy and convenient access to all of the account information and transactions they desired. As a result, Dreyfus believes that customer service representatives were handling calls that could have been automated, lengthening call hold times for investors and increasing Dreyfus's cost of providing service.

  Dreyfus picked Nuance and one of our value added resellers, Syntellect, to implement a full-featured mutual fund management application that gives customers the ability to get quotes, make trades, check account balances, track transactions and perform many other functions simply by speaking their requests over the telephone. For example:

   Dreyfus system:  "Main menu. How can I help you?"
   Caller:          "What is the price on Dreyfus Appreciation Fund?"
   Dreyfus system:  "Dreyfus Appreciation Fund, last trade $47.25. What else would you like?"
   Caller:          "The balance in my account."
   Dreyfus system:  "The balance on your Dreyfus Appreciation Fund account as of the close of business on February 4, 2000 is $7,500.
                    We're at the main menu. What would you like next?"
   Caller:          "I want to hear my recent transactions."
   Dreyfus system:  "The most recent investment in your Dreyfus Appreciation
                    Fund account was. . ."

  The Dreyfus system began taking customer calls in December 1999 and is positioned to handle over 15,000 calls per day.

 Home Shopping Network

  Home Shopping Network is a global electronic retailer broadcasting to 70 million households via television. On an average day, Home Shopping Network receives 200,000 calls and sells a wide range of retail items. Like most retailers, one of Home Shopping Network's goals is to understand each customer's buying behavior so that it can build stronger customer relationships and target more effectively the marketing of other products or special promotions. Because of its high call volume, Home Shopping Network also needs to handle these customer interactions cost-effectively.

  In July 1999, Home Shopping Network teamed with Nuance and our value added reseller, Edify-a subsidiary of S1 Corporation, to automate and simplify identifying and authenticating individual Home Shopping Network customers who were calling to place orders. The system uses the Nuance software platform to both recognize spoken Home Shopping Network customer numbers and to authenticate the callers' identities based on their voices.

  The new system allows Home Shopping Network to increase personalization of their service by tracking activity by individual customer instead of by household. The system also automates and simplifies access to Home Shopping Network offerings. With this system, Home Shopping Network customers only have to say a single phrase and Home Shopping Network's automated system can simultaneously recognize their speech and verify their identity with a high degree of accuracy. Because the system is secured by voice authentication, Home Shopping Network is able to let customers identify themselves by speaking their telephone number instead of a Home Shopping Network-defined account number, thereby reducing the number of customers that immediately opt out by pressing zero to talk to a customer service representative because they cannot remember their Home Shopping Network account number. An example of the new voice-enabled customer identification and authentication dialog at Home Shopping Network is as follows:

   HSN system: "Please say your area code and telephone number now."
   Caller:     "Six five oh, five five five, seven four one one."
   HSN system: "Thank you. Your call will be transferred. . ."

  Nuance is helping Home Shopping Network with the implementation of additional applications that will automate more of the customer interaction, further reduce the average time customers spend on the line with operators and ultimately reduce costs.

 Sears, Roebuck and Co.

  Sears, Roebuck and Co. is a leading U.S. retailer of apparel, home and automotive products and services, with over 850 department stores and annual revenue of more than $41 billion in 1999.

  With so many locations, Sears found that the total cost of handling incoming telephone calls across all the stores was significant and it was difficult to adequately staff the function to provide callers with timely service. To address these cost and service issues, Sears initiated a project in 1997 to centralize call routing and other functions in a way that was transparent to its customers. While this consolidation helped reduce costs and improve service by moving much of the burden of calling routing out of the individual Sears stores, staffing the centralized call center was still costly and growing call volumes continued to stress the speed at which the calls could be handled, especially during the holidays. Sears stores are typically open twelve hours a day, seven days a week. Sears estimates that about 3,000 telephone switchboard operators were required to handle these routine incoming customer calls. The retail chain's challenge was to automate these calls and continue to improve customer service.

  In 1997, Nuance, Sears and Edify--a subsidiary of S1 Corporation, one of our value added resellers, implemented a system using our software to automate call routing for customers calling their local Sears stores. Callers are prompted to speak the department with which they would like to be connected or the product they are interested in, for example:

   Sears system:  "Please say the name of the department you wish to reach."
   Caller:        "Uh, men's shoes."
   Sears system:  "Connecting to men's shoes . . ."

  The system has helped Sears improve customer service by eliminating long ring times before calls are answered. As a result, the system has also helped reduce the number of callers who hang up before their calls are answered. Now, calls to Sears department store main numbers are handled by the Nuance-enabled system which can support two to four calls per store simultaneously, depending upon the size of the store, and on average 250,000 calls a day. Peak daily call volume during the 1999 holiday season approached 500,000 calls. Sears is now working with Nuance and Edify to provide additional automated services over the telephone for its customers.

 Tellme Networks

  Tellme is an online telephone service that callers use to reach the people, businesses, and information they frequently need. With Tellme, people nationwide can call a toll-free number (1-800-555-Tell) and use spoken commands to find information on movie listings, news, weather, sports, stock quotes and traffic and connect with restaurants, airlines, friends, and more. Businesses can reach millions of consumers by building their own phone sites on Tellme with Tellme Studio

  Tellme is fulfilling the opportunity to combine the power of the Internet with the convenience of the telephone through a natural voice interface. Tellme selected Nuance as the voice interface software for its services, introduced its free service in 1999 and is rolling it out nationally in the latter half of 2000.

  An example of the dialog provided in this latter application is as follows:

   Tellme: "Hi, welcome to Tellme... Tellme menu. If you know the keyword you want, just say it."
   Caller: "Restaurants."
   Tellme: "Tellme restaurants. Ok, let's look for restaurants in Menlo Park, California. If you want a different location, say a city and state now. Do you know the name of the restaurant you want?"
   Caller: "yeah"
   Tellme: "Say the name of the restaurant now."

   Caller: "Trattoria Buon Gusto."
   Tellme: "Trattoria Buon Gusto, 651 Oak Grove Avenue. To connect to this restaurant, say "connect me'. To choose another restaurant, say "go back'."
   Caller: "Tellme menu
   Tellme: "Tellme menu... If you know the keyword you want, just say it.
   Caller: "Movie listings..."

  By giving callers the ability to speak to the Tellme service, Tellme is making it easy for people to access information which had previously been web-based through any telephone.

Sales and Marketing

  We sell our products both directly through a sales force and indirectly through third-party value added resellers, original equipment manufacturers and system integrators. As of June 30, 2000, we had 81 employees in sales and marketing serving the United States market and 17 employees in sales and marketing serving international markets. We believe that our indirect distribution channel will generate a significant amount of revenue in the foreseeable future.

 Direct Sales

  The primary function of our direct sales force is to generate demand for our products that is fulfilled either directly or through channel resellers. We have recently established European subsidiaries in France and the United Kingdom to foster customer and reseller relationships throughout Europe. We also have area managers based in Australia, Germany and Hong Kong. The Central and Latin American markets are currently managed from our headquarters in California.

 Indirect Sales

  We have developed a sales and fulfillment channel that is comprised of third-party value added resellers, original equipment manufacturers and system integrators. In addition, we have joint sales and marketing relationships with a number of companies. We believe that, as the market for voice interface solutions continues to develop, sales through our resellers will represent a significant percentage of our sales.

  Our resellers increase our sales coverage worldwide and address the broad range of market and application opportunities for our software. In addition, these resellers provide end users of our software platform with access to additional resources to design, install and customize applications. Our five largest resellers based on revenue in the first six months of 2000 were Edify-- a subsidiary of S1 Corporation, Omron Corporation, Periphonics--a Nortel Networks Company, Syntellect and Syscom.

 Marketing

  Our marketing programs are designed to create awareness for our products and services and support our direct and indirect sales efforts. We have implemented an integrated mix of marketing activities, including public relations, promotional events such as seminars and an annual user conference, demonstration systems, web sites and channel programs. Our channel programs include the Nuance Developer Network and the Nuance Partner Alliance. The Nuance Developer Network is a program for providing developers of voice-enabled applications with tools and information. Members of the Nuance Developer Network receive our Developer Toolkit, training discounts and access to our extranet system for additional information and online support. The Nuance Partner Alliance is comprised of a select group of our resellers and integrators. We screen applicants to the Nuance Partner Alliance based on their commitments to sell and to market our software and services and to provide relevant training to their employees. We perform joint marketing activities with Nuance Partner Alliance members and we provide them with introductions to prospective customers.

Research and Development

  To remain competitive in the voice interface software industry, we must continue to develop highly accurate and efficient speech recognition, natural language understanding and voice authentication technologies. Our technologies are based on over ten years of initial research activities by SRI International. Since our formation, we have invested significantly in developing and improving this core technology, the software architecture and related products.

  We have several significant products and product enhancements currently in development. These products include the Voyager voice browser, additional SpeechObject components, speech application development tools and new language models. The product enhancements include improvements to recognition and verification accuracy and continued enhancements to the Nuance 7 software architecture to broaden functionality, improve software efficiency and expand integration options.

  Our research and development expenses were $3.6 million in 1997, $6.6 million in 1998, $11.8 million in 1999 and $9.1 million in the six months ended June 30, 2000. As of June 30, 2000, we had 108 employees dedicated to research and development. We believe that new and timely development of products and technologies are important to our competitive position in the market and intend to continue to invest in research and development activities.

Competition

  A number of companies have developed, or are expected to develop, products that compete with our products. Competitors in the voice interface software market include IBM, ITT Industries, Lernout and Hauspie Speech Products, Locus Dialogue, Lucent Technologies, Philips Electronics, SpeechWorks International and T-NETIX. We expect additional competition from other companies such as Microsoft, who has recently made investments in, and acquired, voice interface technology companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the abilities of their advanced speech and language technology products to address the needs of our prospective customers.

  Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and future competition may harm our business.

  We believe that the principal competitive factors affecting our market include the breadth and depth of solutions, product quality and performance, core technology, product scalability and reliability, product features, customer service, the ability to implement solutions, the value of a given solution, the creation of a base of referenceable customers and the strength and breadth of reseller and developer relationships. Although we believe that our solutions currently compete favorably with respect to these factors, particularly with respect to product quality and performance, our market is relatively new and is evolving rapidly.

Intellectual Property

  We rely upon a combination of patent, copyright, trade secret and trademark laws to protect our intellectual property. We have filed U.S. patent applications and have taken steps to preserve our rights in various foreign countries. We currently have one U.S. patent issued. In addition, we have two U.S. trademark registrations and we have filed for additional U.S. trademark registrations. Although we rely on patent, copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our employees, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. We cannot guarantee that others will not develop technologies that are similar or superior to our technology.

  To protect our trade secrets, technical know-how and other proprietary information, our employees are required to enter into agreements providing for the maintenance of confidentiality and assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements to protect our confidential information delivered to third parties and control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise to obtain and use our technology or to develop products with the same functionality as our products. Monitoring unauthorized use of our proprietary information and technology is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the United States. In addition, some of our license agreements require us to place the source code for our products into escrow.

  The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties, we expect that we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could result in costly litigation, divert management's attention and resources or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain injunctions, which could prevent us from selling our products. Furthermore, former employers of these employees may assert that our employees have improperly disclosed confidential or proprietary information to us. Any of these results could harm our business. We may be increasingly subject to infringement claims as the number of, and features of, our products grow.

Employees

  As of June 30, 2000, we had 326 full time employees. From time to time, we also retain independent technical contractors and temporary employees. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Facilities

  Our headquarters are located in Menlo Park, California in two office buildings in which we lease an aggregate of 60,000 square feet. The lease on one building expires in May 2001. The lease on the other building expires in August 2004. In May 2000, we also signed a lease for a new 141,000 square-foot headquarters facility in Redwood City, California. The facility was secured to support our planned growth in the San Francisco Bay Area. The lease term is for eleven years from an expected move-in date of September 2001. We also lease 9,000 square feet of office space in Montreal, Canada for our Canadian subsidiary under a lease which expires in June 2001. In

June 2000, we exercised a lease termination clause under this lease and will terminate this lease on October 31, 2000. In January 2000, we signed a lease, which was amended in August 2000, for 34,000 square feet of office space in Montreal, Canada to support the growth of our Canadian subsidiary. The lease term is for seven years from the lease inception date of November 1, 2000. We anticipate that we will require additional space in either our existing or new locations within the next twelve months. We do not own any real estate.

Legal Proceedings

  We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

  Our current executive officers, directors and key employees, and their ages as of August 25, 2000 are:

Name                     Age Position
----                     --- --------
Ronald Croen............  45 President, Chief Executive Officer and Class I Director
Brian Danella...........  31 Vice President, General Counsel and Secretary
Bruce Dougherty.........  61 Vice President, Strategic Initiatives
Steven Ehrlich..........  35 Vice President, Marketing
Lloyd Leanse............  41 Vice President, Business Development
Eng Yew Lee.............  39 Vice President, Technical Services
Matthew Lennig..........  48 Senior Vice President, Engineering
Paul Scott..............  47 Senior Vice President, Worldwide Sales
Graham Smith............  40 Vice President and Chief Financial Officer
Donna Allen Taylor......  52 Vice President, Human Resources and Chief People Officer
Yogen Dalal(2)..........  50 Chairman of the Board and Class III Director
Curtis Carlson..........  55 Class II Director
Vinton Cerf.............  57 Class I Director
Irwin Federman(1).......  65 Class I Director
Alan Herzig(1)..........  66 Class II Director
Gary                      52 Class III Director
 Morgenthaler(1)(2).....
Philip Quigley..........  58 Class II Director

--------
(1) Member of audit committee.

(2) Member of compensation committee.

  Ronald Croen, a co-founder of Nuance, has served as our President since July 1994, as our Chief Executive Officer since October 1995 and as one of our directors since October 1995. From 1993 to 1994, Mr. Croen served as a consultant to SRI International. From 1989 to 1993, Mr. Croen was an independent management consultant in Paris, France. Prior to this, Mr. Croen served in various positions at The Ultimate Corp., including Managing Director of European Operations and Vice President and General Counsel. Mr. Croen holds a J.D. degree from the University of Pennsylvania Law School and a B.A. from Tufts University.

  Brian Danella has served as our Vice President and General Counsel since November 1999 and has served as our Secretary since March 2000. From July 1999 to September 1999, Mr. Danella served as the Senior Director of Business Development of CD1.com, an online consumer lending company. From May 1996 to July 1999, he served as an associate in the Technology Transactions Group of Wilson Sonsini Goodrich & Rosati P.C., a Silicon Valley law firm. From September 1994 to April 1996, he served as an associate at Weil, Gotshal & Manges, a New York law firm. Mr. Danella holds a J.D. degree from Syracuse University College of Law and an A.B. from Princeton University.

  Bruce Dougherty has served as our Vice President, Strategic Initiatives since January 2000. From September 1997 to January 2000, Mr. Dougherty served as our Vice President, Sales. From April 1996 to September 1997, Mr. Dougherty served as our Vice President, Sales and Marketing. From January 1994 to April 1996, he served as Vice President of Solutions Marketing of Tandem Computers, a computer hardware and software company. From 1984 to 1994, Mr. Dougherty held other Vice President and Director positions at Tandem. Prior to this, Mr. Dougherty served in various sales and marketing positions with IBM. Mr. Dougherty holds a B.A. from Long Beach State College.

  Steven Ehrlich has served as our Vice President, Marketing since October 1997. From January 1994 to September 1997, Mr. Ehrlich served as Senior Director of Tools Product Marketing of Oracle Corporation. From 1993 to 1994, Mr. Ehrlich served as Senior Director of Product Marketing for Tools Products of Oracle Corporation. From 1989 to 1993, Mr. Ehrlich served as a Technical Support Manager of Oracle's Worldwide Support organization. Prior to this, Mr. Ehrlich held several sales and technical positions at Knowledge Systems International, the South African distributor of Oracle's products. Mr. Ehrlich holds an Honors degree in Commerce and a Bachelors degree in Commerce from the University of the Witwatersrand in South Africa.

  Lloyd Leanse has served as our Vice President, Business Development since December 1999. From December 1997 to December 1999, Mr. Leanse served as our Director of Business Development. From January 1996 to July 1997, Mr. Leanse served as Vice President of Business Development of Vividus Corporation, a consumer software company. From January 1995 to January 1996, he served as Vice President of Business Affairs of OnLive! Technologies, an online software and service company. From August 1993 to January 1995, he served as an independent consultant. From June 1991 to August 1993, he served as an independent consultant, Vice President and Chief Financial Officer of PharmChem Laboratories, a laboratory services company. Mr. Leanse holds a B.A. from Stanford University.

  Eng Yew Lee has served as our Vice President, Technical Services since February 2000. From May 1998 to February 2000, Mr. Lee served as our Director of Technical Services. From August 1995 to June 1998, Mr. Lee served as Director of Server Technologies Support of Oracle Corporation. From 1989 to 1994, Mr. Lee held a variety of manager positions with Oracle in the United States and the United Kingdom. Mr. Lee holds an M.S. in Business Systems Analysis and Design from the City University of London, England and a B.S. from London University.

  Matthew Lennig has served as our Senior Vice President, Engineering since January 2000. From January 1996 to January 2000, Dr. Lennig served as our Vice President, Engineering. From December 1989 to January 1996, Dr. Lennig served as Senior Manager of Speech Technology & Applications of Bell-Northern Research, the research and development subsidiary of Northern Telecom. Dr. Lennig holds a Ph.D. in Linguistics from the University of Pennsylvania, a M.Eng. from McGill University and an A.B. from Princeton University.

  Paul Scott has served as our Senior Vice President, Worldwide Sales since February 2000. From May 1996 to January 2000, Mr. Scott served as Senior Vice President of Sales for the Octel Messaging Division of Lucent Technologies. From June 1992 to April 1996, Mr. Scott served as Vice President of Sales of Octel Communications Corporation, a voice-messaging company. Prior to this, Mr. Scott held various sales management positions at Octel Communications. Mr. Scott holds an M.A. and a B.A. from Northwestern University.

  Graham Smith has served as our Vice President and Chief Financial Officer since August 1998. From November 1998 to March 2000, Mr. Smith also served as our Secretary. From April 1994 to July 1998, Mr. Smith served as Director and then later Vice President of Finance, of Worldwide Operations of Oracle Corporation. From 1987 to 1994, Mr. Smith served as Chief Accountant of Oracle Corporation (UK) Ltd. Mr. Smith holds a B.Sc. from Bristol University in England and is a member of the Institute of Chartered Accountants in England and Wales.

  Donna Allen Taylor has served as our Vice President, Human Resources and Chief People Officer since January 2000. From September 1996 to December 1999, Ms. Taylor served as Vice President of Human Resources of The Vantive Corporation, a worldwide customer asset management applications software company. From October 1995 to August 1996, Ms. Taylor served as a senior consultant of Post Associates, an organizational consulting firm. From September 1993 to September 1995, Ms. Taylor served as a Corporate Human Resources Director of Intel Corporation.

Prior to this, Ms. Taylor held several senior Human Resource management positions with various divisions of Digital Equipment Corporation, a computer hardware, software and services company. Ms. Taylor holds a B.F.A. from Kansas University.

  Yogen Dalal has served as one of our directors since September 1995 and Chairman of our Board since January 2000. Dr. Dalal has been a general partner of Mayfield Fund, a venture capital firm, since 1992. Dr. Dalal also serves as a director of BroadVision, Inc., a supplier of e-business applications, TIBCO Software Inc., a software company, and several privately held companies.
Dr. Dalal holds a Ph.D. and an M.S. in Electrical Engineering from Stanford University and a B.Tech. in Electrical Engineering from the Indian Institute of Technology.

  Curtis Carlson has served as one of our directors since December 1998. Dr. Carlson has been President and Chief Executive Officer of SRI International since December 1998. From April 1996 to November 1998, Dr. Carlson served as Executive Vice President of Ventures and Licensing of the Sarnoff Corporation, an information technology company and one of SRI's two wholly owned subsidiaries. Prior to this, Dr. Carlson served as a technical Director at RCA Laboratories. Dr. Carlson holds a Ph.D. and an M.S. from Rutgers University and a B.S. from Worcester Polytechnic Institute.

  Vinton Cerf has served as one of our directors since December 1999. Dr. Cerf has been the Senior Vice President for Internet Architecture and Technology of MCI WorldCom since February 1994. From 1986 to 1994, Dr. Cerf served as Vice President of the Corporation for National Research Initiatives, a non-profit research and development organization. Prior to this, Dr. Cerf held positions with MCI Digital Information Services and the U.S. Department of Defense's Advanced Research Projects Agency. Dr. Cerf serves as a director of Avanex Corporation, a supplier of fiber optic-based products, and several privately held companies. Dr. Cerf holds a Ph.D. and an M.S. in computer science from the University of California at Los Angeles and a B.S. from Stanford University.

  Irwin Federman has served as one of our directors since August 1995. Mr. Federman has been a general partner of U.S. Venture Partners, a venture capital firm, since 1990. From 1988 to 1990, Mr. Federman was a managing director of Dillon, Read and Company, an investment bank. From 1981 to 1988, Mr. Federman was President and Chief Executive Officer of Monolithic Memories, an integrated circuit company. Mr. Federman also serves as a director of CheckPoint Software Technologies, Inc., an Internet security company, Komag, Inc., a thin film media disk manufacturer, MMC Networks, Inc., a developer and supplier of network processors, Netro Corporation, a provider of broadband wireless access systems, QuickLogic, Inc., a semiconductor company, SanDisk Corp., a computer memory company, and several privately held companies. Mr. Federman holds a B.S. from Brooklyn College.

  Alan Herzig has served as one of our directors since October 1994. Mr. Herzig has been President and Chief Executive Officer of SRI Holdings, Inc., a subsidiary of SRI International, since April 1997. From April 1994 to April 1997, Mr. Herzig served in the Office of the Chairman of SRI International. From 1987 to 1994, Mr. Herzig served as the President and Chief Executive Officer of Robert Fleming Pacific, Inc., the U.S. investment banking arm of Robert Fleming & Co., a U.K.-based merchant bank. From 1981 to 1987, Mr. Herzig served as a Managing Director of L.F. Rothschild Unterberg Towbin, an investment bank. Mr. Herzig also has served on the Board of Directors of Sarnoff Corporation, a subsidiary of SRI International, and several privately held companies. Mr. Herzig holds a B.A. from Yale University.

  Gary Morgenthaler has served as one of our directors since January 1997. Mr. Morgenthaler has been a general partner at Morgenthaler Ventures, a venture capital firm, since 1989. From 1984 to 1988, Mr. Morgenthaler served as Chief Executive Officer and Chairman of Ingres Corporation, a database company. Prior to this, Mr. Morgenthaler held positions with McKinsey & Company, a consulting company, Tymshare, Inc., a computer services company, and Stanford University's Institute for Mathematical Studies in the Social Sciences. Mr. Morgenthaler serves as a director of Versata, Inc. and several privately held companies. Mr. Morgenthaler holds an A.B. from Harvard University.

  Philip Quigley has served as one of our directors since March 2000. From 1994 to 1998, Mr. Quigley served as Chairman and Chief Executive Officer of Pacific Telesis Group, a communications company, and Vice Chairman of SBC Communications, Inc., a telecommunications company. From 1987 to 1994, Mr. Quigley served as the President and Chief Executive Officer of Pacific Bell, a telecommunications company. From 1986 to 1987, Mr. Quigley served as Executive Vice President and Chief Operating Officer of PacTel Corporation, a cellular and paging company. From 1982 to 1986, Mr. Quigley served as President and Chief Executive Officer of PacTel Corporation. Mr. Quigley serves as a director of Wells Fargo Bank & Co. and SRI International. Mr. Quigley has also served on the boards of Pacific Telesis, SBC Communications, Inc. and the United Way. Mr. Quigley holds a B.S. from California State University, Los Angeles.

Board Composition

  We currently have eight directors. In accordance with the terms of our certificate of incorporation, the terms of office of our board of directors are divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001, Class II, whose term will expire at the annual meeting of stockholders to be held in 2002 and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I directors are Dr. Cerf, Mr. Croen and Mr. Federman, the Class II directors are Dr. Carlson, Mr. Herzig and Mr. Quigley and the Class III directors are Dr. Dalal and Mr. Morgenthaler. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of our company. Our directors may be removed for cause by the affirmative vote of the holders of a majority of our outstanding common stock. There are no family relationships among any of our directors, officers or key employees.

Board Committees

  Our board of directors has a compensation committee and an audit committee. The compensation committee consists of Dr. Dalal and Mr. Morgenthaler. The compensation committee makes recommendations regarding our stock option plans and all matters concerning executive compensation. The audit committee consists of Mr. Federman, Mr. Herzig and Mr. Morgenthaler. The audit committee approves the appointment of our independent auditors, reviews the scope and results of annual audits and other accounting-related services and evaluates our internal control functions. The compensation committee was established in March 1998 and the audit committee was established in January 2000.

Director Compensation

  We do not pay any cash compensation to our directors for serving on the board of directors. However, directors are entitled to reimbursement for reasonable expenses incurred in attending meetings of the board of directors. The board of directors also has the discretion to grant options and rights to directors pursuant to our stock option plans. In December 1999, Dr. Cerf, one of our directors, was granted a non-statutory option to purchase 50,000 shares of our common stock with an exercise price of $8.50 per share. In March 2000, Dr. Dalal, Mr. Federman, Mr. Herzig and Mr. Morgenthaler, our directors, were each granted an option to purchase 30,000 shares of our common stock with exercise prices ranging from $15.00 to $17.00 per share. In March 2000, Mr. Quigley, one of our directors, was granted an option to purchase 50,000 shares of our common stock with an exercise price of $15.00 per share. Employee directors are also eligible to participate in our employee stock purchase plan. The "--Employee Benefit Plans" section contains a description of these plans.

Compensation Committee Interlocks and Insider Participation

  The compensation committee consists of Dr. Dalal and Mr. Morgenthaler. Each is a member of the board of directors and neither is an employee. None of our executive officers serve as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

  The following table sets forth information concerning the compensation that we paid during the year ended December 31, 1999 to our Chief Executive Officer and each of the other four most highly compensated executive officers who earned more than $100,000 during the year ended December 31, 1999, who are also referred to in this prospectus as our named executive officers.

                           Summary Compensation Table

                                                         Long-Term
                              Annual Compensation       Compensation
                         -----------------------------  ------------
                                                         Number of
                                                         Securities
Name and Principal                        Other Annual   Underlying       Other
Position                  Salary   Bonus  Compensation    Options    Compensation(3)
------------------       -------- ------- ------------  ------------ ---------------
Ronald Croen............ $206,561 $20,000        --       400,000        $  527
 President and Chief
 Executive Officer
Bruce Dougherty.........  177,375  62,486   $42,683(1)     25,000         2,149
 Vice President,
 Strategic Initiatives
Graham Smith............  197,840  22,333    22,446(2)     75,000           212
 Vice President and
 Chief Financial Officer
Matthew Lennig..........  171,040  52,250        --        75,000           527
 Senior Vice President,
 Engineering
Steven Ehrlich..........  174,936  42,100        --        75,000           176
 Vice President,
  Marketing

--------
(1) Amount represents sales commissions paid to Mr. Dougherty during 1999 in his capacity as Vice President, Sales. Mr. Dougherty assumed his current non-executive officer position of Vice President, Strategic Initiatives in January 2000.

(2) Amount represents the forgiveness of principal and interest associated with an interest bearing loan of $50,000 which Mr. Smith received in connection with his employment with Nuance.

(3) Amounts represent premiums paid by us for term life insurance.

  In addition to the named executive officers, we currently employ other officers we anticipate will qualify as named executive officers in future years. These executives include Paul Scott, our Senior Vice President, Worldwide Sales, who will receive an annual salary of $220,000, and Donna Allen Taylor, our Vice President, Human Resources and Chief People Officer, who will receive an annual salary of $185,000.

Option Grants in Last Fiscal Year

  The following table sets forth stock options granted to each of the named executive officers during the year ended December 31, 1999. A total of 3,062,000 options were granted in 1999 pursuant to our 1998 Stock Plan. Options were granted at an exercise price equal to the fair market value of our common stock, as determined by the board of directors on the date of grant. In making this determination, the board considered a number of factors, including:

  .  our historical and prospective future revenue and profitability;

  .  our cash balance and rate of cash consumption;

  .  the development and size of the market for our products;

  .  the status of our financing activities;

  .  the stability and tenure of our management team; and

  .  the breadth of our product offerings.

  The potential realizable values set forth in the table below represent hypothetical gains over the ten-year term of the option at assumed compounded annual appreciation rates of 5% and 10%, using the deemed fair value of our common stock for accounting purposes as of the date of grant of each option. The deemed fair value of our common stock as of the date of each option grant listed in the table below was $12.00 per share. These assumed rates of appreciation are mandated by rules of the Securities and Exchange Commission and do not reflect our projections or estimates of our future common stock prices.

  The options set forth in the following table were granted under our 1998 Stock Plan and provide for vesting as to 25% of the underlying common stock one year after the date the options were granted, and then ratably over a period of 36 months thereafter, provided that the optionee remains our employee, a consultant to Nuance or one of our directors. In addition, these options all provide for acceleration of vesting under certain conditions, as described in the "--Change of Control Agreements" section. No stock appreciation or stock purchase rights were granted during 1999.

                 Option Grants in Year Ended December 31, 1999

                             Individual Grants
                  ----------------------------------------
                                                           Potential Realizable
                              Percent                        Values at Assumed
                  Number of  of Total                      Annual Rate of Stock
                  Securities  Options  Exercise             Price Appreciation
                  Underlying  Granted   Price                 for Option Term
                   Options      to       Per    Expiration ---------------------
      Name         Granted   Employees  Share      Date        5%         10%
      ----        ---------- --------- -------- ---------- ---------- ----------
Ronald Croen....   400,000     13.1%    $8.50    12/16/09  $4,418,694 $9,049,964
Bruce
 Dougherty......    25,000      0.8      8.50    12/16/09     276,168    565,623
Graham Smith....    75,000      2.4      8.50    12/16/09     828,505  1,696,868
Matthew Lennig..    75,000      2.4      8.50    12/16/09     828,505  1,696,868
Steven Ehrlich..    75,000      2.4      8.50    12/16/09     828,505  1,696,868

Aggregate Option Exercises and Option Values

  The following table presents information for each of our named executive officers concerning the number of shares underlying both exercisable and unexercisable stock options as of December 31, 1999 and the number of options exercised during the year ended December 31, 1999. Also reported are values for in-the-money options that represent the positive spread between the respective exercise prices of outstanding stock options and $12.00, or the deemed fair market value of the underlying common stock as of December 31, 1999 for accounting purposes. The underlying amount in the "Value Realized" column below represents the difference between the deemed fair market value of the underlying common stock for accounting purposes on the date of exercise and the exercise price of the option.

 Aggregate Option Exercises and Year-End Option Values as of December 31, 1999

                                                      Number of Securities
                                                     Underlying Unexercised     Values of Unexercised
                                                           Options  at         In-the-Money Options at
                         Number of Shares               December 31, 1999         December 31, 1999
                           Acquired on      Value   ------------------------- -------------------------
Name                     Exercise in 1999 Realized  Exercisable Unexercisable Exercisable Unexercisable
----                     ---------------- --------- ----------- ------------- ----------- -------------
Ronald Croen............      93,750      $835,313     70,276      557,850     $ 764,492   $3,178,489
Bruce Dougherty.........          --            --     81,227       85,440       931,166      756,588
Graham Smith............          --            --     66,667      208,333       660,003    1,582,497
Matthew Lennig..........       1,800        11,988    122,761      135,439     1,462,084      982,328
Steven Ehrlich..........       2,500        16,375     98,534      173,966     1,124,889    1,316,861

Employee Benefit Plans

 1994 Flexible Stock Incentive Plan

  Our 1994 Flexible Stock Incentive Plan was adopted by our board of directors in October 1994 and approved by our stockholders in October 1994. The 1994 Flexible Stock Incentive Plan was amended in August 1998 and January 2000. As of December 31, 1999, options to purchase 1,967,200 shares were outstanding, and 1,288,575 shares of common stock had been purchased pursuant to exercises of stock options and stock purchase rights. The 1994 Flexible Stock Incentive Plan was terminated on September 1, 1999, without any changes to the rights or obligations of any options previously granted under the 1994 Flexible Stock Incentive Plan. As a result of the termination of the 1994 Flexible Stock Incentive Plan, no options are available for future grant. The termination of the 1994 Flexible Stock Incentive Plan did not affect outstanding options, which will remain outstanding until they are exercised or until they terminate or expire.

  The 1994 Flexible Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants. The 1994 Flexible Stock Incentive Plan is administered by the board of directors, or a committee appointed by the board of directors, which determines the terms of options and stock purchase rights granted under the 1994 Flexible Stock Incentive Plan. These terms, which are stated in the option agreement, include the exercise price, the vesting and the exercisability, and the number of shares subject to each option or stock purchase right. However, incentive stock options granted under the 1994 Flexible Stock Incentive Plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of the fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. Further, no incentive stock options may be granted to an optionee, which when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. The term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years.

  Options and stock purchase rights granted under the 1994 Flexible Stock Incentive Plan are generally not transferable by the optionee except by will or by the laws of descent or distribution. In addition, each option and stock purchase right is exercisable during the lifetime of the optionee only by that optionee. Options granted under the 1994 Flexible Stock Incentive Plan must generally be exercised within three months after the end of optionee's status as our employee, director or consultant, or within twelve months after the optionee's termination by disability or death, to the extent the optionee is vested on the date of termination. An option may not, however, be exercised later than the expiration of the option's term.

  The 1994 Flexible Stock Incentive Plan provides that in the event of a merger of Nuance with or into another corporation, or a sale of substantially all of our assets, each outstanding option and stock purchase right will terminate and we will either repurchase outstanding restricted stock or each share of restricted stock shall be reconveyed to us, unless assumed by the successor corporation or its parent company.

 1998 Stock Plan

  Our 1998 Stock Plan was adopted by our board of directors in August 1998 and approved by our stockholders in August 1998. The 1998 Stock Plan was amended in January 2000. A total of 8,000,000 shares of common stock have been reserved for issuance under our 1998 Stock Plan, as amended. As of December 31, 1999, options to purchase 3,762,065 shares were outstanding, 44,935 shares of common stock had been purchased pursuant to exercises of stock options and stock purchase rights and 4,193,000 shares remain available for future option grants. The 1998 Stock Plan terminated on our initial public offering on April 12, 2000. As a result of the termination of the 1998 Stock Plan the shares remaining available for grant under the 1998 Stock Plan were transferred to the 2000 stock plan and no further grants will be made under the 1998 Stock Plan. The termination of the 1998 Stock Plan did not affect outstanding options, which will remain outstanding until they are exercised or until they terminate or expire.

  The 1998 Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, to our employees and the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants. The 1998 Stock Plan is administered by the board of directors, or a committee appointed by the board of directors, which determines the terms of options and stock purchase rights granted under the 1998 stock plan. These terms, which are set forth in the option agreement, include the exercise price, the vesting and exercisability, and the number of shares subject to each option or stock purchase right. However, incentive stock options granted under the 1998 Stock Plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of the fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. Further, no incentive stock options may be granted to an optionee, which when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. The term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. In the case of stock purchase rights, unless the administrator determines otherwise, we will have a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with us for any reason. The purchase price for shares repurchased pursuant to this option will be the original price paid by the purchaser. Our repurchase option will lapse at a rate determined by the administrator.

  Options and stock purchase rights granted under the 1998 Stock Plan are generally not transferable by the optionee except by will or by the laws of descent or distribution. In addition, each option and stock purchase right is exercisable during the lifetime of the optionee only by that optionee. Options granted under the 1998 Stock Plan must generally be exercised within three months after the end of optionee's status as our employee, director or consultant, or within twelve months after the optionee's termination by disability or death, to the extent the optionee is vested on the date of termination. An option may not, however, be exercised later than the expiration of the option's term.

  The 1998 Stock Plan provides that in the event of a merger of Nuance with or into another corporation, or a sale of substantially all of our assets, each outstanding option and stock purchase right must be assumed or an equivalent option substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for, the optionee will fully vest in and have the right to exercise the option or stock purchase right as to all of the stock subject to the option or stock purchase right, including shares as to which it would not otherwise be exercisable. Our board or its committee will notify each optionee that the option or stock purchase right shall be fully exercisable for a period of fifteen days from the date of this notice, and the option or stock purchase right will terminate upon the expiration of this period.

 2000 Stock Plan

  Our 2000 Stock Plan was adopted by our board of directors and approved by our stockholders in February 2000. The 2000 Stock Plan became effective on April 12, 2000. At that time shares reserved for grant under the 1998 Stock Plan were transferred to the 2000 Stock Plan. We made no further grants under the 1998 Stock Plan. As of June 30, 2000, there were 7,741,442 shares reserved for issuance under the 2000 Stock Plan, which includes shares added upon termination of our 1998 Stock Plan. As of June 30, 2000, options to purchase 5,245,364 shares were outstanding and 2,496,078 shares remain available for future option grants. In addition, the number of shares reserved under the 2000 Stock Plan will automatically be increased each year, beginning on January 1, 2001, in an amount equal to the lesser of (a) 4,000,000 shares; (b) 6% of our shares outstanding on the last day of the proceeding fiscal year; or (c) a lesser amount determined by the board of directors. The 2000 Stock Plan will terminate automatically in January 2010, unless terminated earlier by our board of directors.

  The 2000 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants. The 2000 Stock Plan is administered by the board of directors or a committee of the board, which determines the terms of options and stock purchase rights granted under the 2000 Stock Plan. These terms, which are set forth in the option agreement, include the exercise price, the vesting and exercisability, and the number of shares subject to the option or stock purchase right. However, incentive stock options granted under the 2000 Stock Plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of the fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. For nonstatutory stock options intended to qualify as performance-based compensation within the meaning of
Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. Further, no incentive stock options may be granted to an optionee, which when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. The term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. In the case of stock purchase rights, unless the administrator determines otherwise, we will have a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with us for any reason. The purchase price for shares repurchased pursuant to this option will be the original price paid by the purchaser. Our repurchase option will lapse at a rate determined by the administrator.

  Options and stock purchase rights granted under the 2000 Stock Plan are generally not transferable by the optionee, except by will or the laws of descent or distribution. In addition, each option or stock purchase right is exercisable during the lifetime of the optionee only by that optionee. Options granted under the 2000 Stock Plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of our company, or within twelve months after the optionee's termination by disability or death, to the extent the optionee is vested on the date of termination. However, an option may not be exercised later than the expiration of the option's terms.

  The 2000 Stock Plan provides that in the event of a merger of Nuance with or into another corporation, or a sale of substantially all of our assets, each outstanding option and stock purchase right must be assumed or an equivalent option substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for, the optionee will fully vest in and have the right to exercise the option or stock purchase right as to all of the stock subject to the option or stock purchase right, including shares as to which it would not otherwise be exercisable. Our board or its committee will notify each optionee that the option or stock purchase right shall be fully exercisable for a period of fifteen days from the date of this notice, and the option or stock purchase right will terminate upon the expiration of this period.

 2000 Employee Stock Purchase Plan

  Our 2000 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in February 2000. A total of 1,000,000 shares of common stock has been reserved for issuance under the 2000 Employee Stock Purchase Plan. In addition, the number of shares reserved under the 2000 Employee Stock Purchase Plan will automatically be increased each year, beginning on January 1, 2001, in an amount equal to the lesser of (a) 1,500,000 shares; (b) 2% of our shares outstanding on the last day of the preceding fiscal year; or (c) any lesser amount determined by our board of directors. The 2000 Employee Stock Purchase Plan became effective on April 12, 2000. The 2000 Employee Stock Purchase Plan will terminate in January 2010, unless terminated earlier by our board of directors.

  The 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, contains successive, overlapping twenty-four month offering periods. The offering periods, other than the first offering period, generally start on the first trading day on or after May 1 and November 1 of each year. Each offering period contains four six-month purchase periods. The first offering period commenced on April 12, 2000 and ends on the last trading day on or after May 1, 2002.

  Employees are eligible to participate if they are customarily employed by Nuance or any participating subsidiary for at least twenty hours per week and more than five months in any calendar year. However, an employee cannot be granted an option under the 2000 Employee Stock Purchase Plan to the extent that:

  . immediately after the grant, the employee owns stock and/or options to purchase stock representing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  . the employee has rights to purchase stock under all of our employee stock purchase plans that accrue at a rate which exceed $25,000 worth of stock for each calendar year.

  The 2000 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation. Compensation is defined as the participant's base straight time gross earnings including commissions and bonuses, overtime for hourly workers, but not including sign-on bonuses, relocation bonuses or payments, employee hiring referral bonuses, spot bonuses, expatriate assignment stipends or bonuses, or any other compensation. The maximum number of shares a participant may purchase during a single purchase period is 2,000 shares.

  Amounts deducted and accumulated for the participant's account are used to purchase shares of common stock at the last trading day of each purchase period at a price of 85% of the lesser of the fair market value of the common stock at the beginning of the offering period and the fair market value at the end of the purchase period. In the event the fair market value of our common stock on any purchase date is less than the fair market value at the beginning of the offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. Participants may end their participation at any time during an offering period and they will be paid their payroll deductions credited to their account without interest. Upon termination of employment, a participant will be deemed to have elected to withdraw from the 2000 Employee Stock Purchase Plan.

  Payroll deductions credited to a participant's account and any rights granted under the 2000 Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 2000 Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan provides that, in the event of a merger of Nuance with or into another corporation or a sale of substantially all of our assets, each outstanding option will be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

  The board of directors has the authority to amend or terminate the 2000 Employee Stock Purchase Plan, except no termination can affect options previously granted and no amendment may adversely affect any outstanding rights of any participant.

 401(k) Plan

  We maintain a tax-qualified retirement and deferred savings plan for our employees, commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute up to 25% of his or her pre-tax gross compensation up to a statutory limit, which was $10,000 in calendar year 1999. We may not make contributions to the 401(k) plan.

Change in Control Arrangements

  We have entered into stock option agreements with all of our executive officers which provide that, in the event the executive officer is constructively terminated or terminated without cause within one year following a change of control, the officer will receive accelerated vesting of 50% of all of the officer's then unvested options, provided that the officer has also been employed with us for at least one year prior to any change of control.

  In addition, the stock option agreements entered into with Brian Danella, our Vice President, General Counsel and Secretary, Paul Scott, our Senior Vice President, Worldwide Sales, and Donna Allen Taylor, our Vice President, Human Resources and Chief People Officer, also provide that, even if these officers are not employed for one year prior to any change of control and are involuntarily terminated following a change of control, the vesting schedule of these options will be changed from 25% after one year and 1/48 per month thereafter to 1/48 per month from the original vesting commencement date.

Limitation on Directors' Liability and Indemnification

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

  .  breach of their duty of loyalty to our corporation or our stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

  The limitation of liability in our certificate of incorporation does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our bylaws provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any current or former officer, director, employee or other agent of our company, or of another enterprise if serving at our request, for any liability arising out of his or her actions in that capacity, regardless of whether we would have the power to indemnify him or her against liability under Delaware law.

  We have entered into agreements to indemnify each of our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements require us to, among other things, indemnify our directors and officers for any and all expenses (including attorney fees), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by us, which approval may not be unreasonably withheld), in connection with any action, suit or proceeding arising out of the individual's status as a director or officer of Nuance and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by us. We believe that the provisions of our certificate of incorporation and bylaws and the indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors' and officers' liability insurance.

  At present, we are not aware of any pending litigation or proceeding involving a director or officer of our company in which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

  The following is a description of transactions in the last three fiscal years to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise described under "Management."

Equity Transactions

  In January 1997, we issued 3,575,000 shares of Series C preferred stock to investors at a price per share of $2.00 for an aggregate purchase price of approximately $7.2 million. In March, April and May 1998, we issued 3,552,076 shares of Series D preferred stock to investors at a price per share of $4.69 for an aggregate purchase price of approximately $16.7 million. In October and November 1999, we issued 4,499,964 shares of Series E preferred stock to investors at a price per share of $9.00 for an aggregate purchase price of approximately $40.5 million. Simultaneously with the consummation of our initial public offering, all shares of these series of preferred stock were converted into shares of common stock on a one-to-one basis. Listed below are those directors, executive officers and stockholders who beneficially own 5% or more of our securities who participated in these financings. We believe that the shares issued in these transactions were sold at the then fair market value. The terms of these transactions were no less favorable than we obtained from then-unaffiliated third parties.

                                                  Shares of Shares of Shares of
                                                  Series C  Series D  Series E
                                                  Preferred Preferred Preferred
Investor                                            Stock     Stock     Stock
--------                                          --------- --------- ---------
Entities Affiliated with Mayfield Fund...........   750,000  295,920    144,722
SRI International................................        --       --         --
Entities affiliated with U.S. Venture Partners...   750,000  106,610         --
Cisco Systems....................................        --       --  2,150,000
Morgenthaler Venture Partners IV, L.P. .......... 1,575,000  164,471    222,222
Alan Herzig......................................        --       --     12,000

  Entities affiliated with Mayfield Fund are together considered a 5% stockholder of ours. Yogen Dalal, chairman of our board of directors, is a general partner of Mayfield Fund. SRI International is a 5% stockholder of ours. Curtis Carlson, one of our directors, is the President and Chief Executive Officer of SRI International. Alan Herzig, one of our directors, is the President and Chief Executive Officer of SRI Holdings, a wholly owned subsidiary of SRI International. Entities affiliated with U.S. Venture Partners are together considered a 5% stockholder of ours. Irwin Federman, one of our directors, is affiliated with U.S. Venture Partners. Cisco Systems is a 5% stockholder of ours. Morgenthaler Venture Partners IV, L.P. is a 5% stockholder of ours. Gary Morgenthaler, one of our directors, is a general partner of Morgenthaler Venture Partners IV, L.P.

Other Transactions

  Nuance has entered into indemnification agreements with certain executive officers and directors and plans to enter into an indemnification agreement with each of its executive officers and directors.

  Holders of preferred stock are entitled to registration rights with respect to the common stock issued or issuable upon conversion of preferred stock. The "Description of Capital Stock--Registration Rights" section contains a description of these registration rights.

  The "Management--Change in Control Arrangements" section contains a description of the stock option agreements with our officers that provide for accelerated vesting under certain conditions.

  In 1996, we entered into an agreement with SRI International one of our 5% stockholders, under which we agreed to jointly perform services with SRI. During 1997 and 1998, SRI International received a percentage of the license and maintenance revenue we earned under this contract. In 1997, we paid SRI International $200,000 under this contract. In 1998, we paid SRI International $154,000 under this contract.

  In 1997, we also leased facilities from SRI International. Our rent was approximately $63,000.

  In 1998, we entered into an agreement with SRI International under which we agreed to pay license fees of up to a maximum of $400,000 to SRI International for a technology license over the term of the license agreement which expires May 27, 2001. During 1998, we paid SRI International $400,000 in license fees under this agreement and thus, there are no further royalties to be paid under this agreement.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 30, 2000, and as adjusted to reflect the sale of 1,256,793 shares of our common stock offered by Nuance and 1,743,207 shares of our common stock offered by the selling stockholders hereby, by:

  . each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

  .  each of the named executive officers;

  .  each of our directors;

  .  all of our directors and executive officers as a group; and

  .  all selling stockholders.

  Except as otherwise indicated, and subject to applicable community property laws, to our knowledge the persons named below have sole voting and investment power with respect to all shares of common stock held by them.

  For the purposes of calculating percent ownership, as of June 30, 2000, 30,458,504 shares of our common stock were issued and outstanding, and, immediately following the completion of this offering, 31,715,297 shares were issued and outstanding. Shares of common stock subject to options or warrants that are presently exercisable or exercisable within 60 days of June 30, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

                                                     Shares of Common                   Shares of
                                                           Stock                      Common Stock
                                                       Beneficially    Shares to be   Beneficially
                                                       Owned Before    Sold in this Owned After this
Name and Address of Beneficial Owner                   this Offering     Offering       Offering
------------------------------------                 ----------------- ------------ -----------------
                                                      Number   Percent               Number   Percent
                                                     --------- -------              --------- -------
5% Stockholders:
Entities affiliated with Mayfield Fund(1)..........  3,274,409  10.8%         --    3,274,409  10.3%
  2800 Sand Hill Road, Suite 250
  Menlo Park, California 94025
Entities affiliated with U.S. Venture Partners(2)..  2,931,556   9.6%    293,156    2,638,400   8.3%
  2180 Sand Hill Road, Suite 300
  Menlo Park, California 94025
SRI International(3)...............................  2,781,200   9.1%    278,120    2,503,080   7.9%
  333 Ravenswood Avenue
  Menlo Park, California 94025
Cisco Systems, Inc.(4).............................  2,150,000   7.1%    215,000    1,935,000   6.1%
  170 West Tasman Drive
  San Jose, California 95134
Morgenthaler Venture Partners IV, L.P.(5)..........  1,961,693   6.4%    196,169    1,765,524   5.6%
  2730 Sand Hill Road, Suite 280
  Menlo Park, California 94025

                                     Shares of Common                     Shares of
                                           Stock                        Common Stock
                                       Beneficially    Shares to be     Beneficially
                                       Owned Before    Sold in this   Owned After this
Name of Beneficial Owner               This Offering     Offering         Offering
------------------------             ----------------- ------------   -----------------
                                      Number   Percent                 Number   Percent
                                     --------- -------                --------- -------
Directors, Named Executive Officers
 and Selling Officers:
Ronald Croen.......................    542,769   1.8%     44,327        498,442   1.6%
Bruce Dougherty(6).................    234,650     *      23,465        211,185     *
Graham Smith(7)....................    100,000     *      10,000         90,000     *
Matthew Lennig(8)..................    243,746     *      23,854        219,892     *
Steven Ehrlich(9)..................    134,363     *      13,437        120,926     *
Lloyd Leanse(10) ..................     60,417     *       5,000         55,417     *
Eng Yew Lee........................     31,250     *       2,708         28,542     *
Curtis Carlson.....................         --     *          --             --     *
Vinton Cerf........................         --     *          --             --     *
Yogen Dalal(11)....................  3,181,632  10.4%         --      3,181,632  10.0%
Irwin Federman(12).................  2,931,556   9.6%    293,156(15)  2,638,400   8.3%
Alan Herzig........................     90,370     *       9,037         81,333     *
Gary Morgenthaler(13)..............  1,961,693   6.4%    196,169(16)  1,765,524   5.6%
Philip Quigley.....................         --     *          --             --     *
All directors and officers as a
 group
 (16 persons)(14)..................  9,522,446  31.1%    621,153      8,901,293  27.9%
Other Selling Stockholders:
GS Capital Partners II, L.P.(17)...    936,460   3.1%     93,646        842,814   3.0%
GS Capital Partners II Offshore,
 L.P.(17)..........................    372,282   1.2%     37,228        335,054   1.2%
Stone Street Fund 1997, L.P.(17)...    100,470     *      10,047         90,423     *
Bridge Street Fund 1997, L.P.(17)..     48,784     *       4,878         43,906     *
Goldman,
 Sachs & Co. Verwaltungs GmbH(17)..     34,541     *       3,454         31,087     *
SAIC Venture Capital Corporation...    888,888   2.9%     88,888        800,000   2.5%
Visa International Service
 Association.......................    781,412   2.6%     78,141        703,271   2.2%
Motorola, Inc......................    639,659   2.1%     63,965        575,694   1.8%
Asset Management Associates 1996,
 L.P. .............................    500,000   1.6%     50,000        450,000   1.4%
Hy Murveit.........................    400,000   1.3%     42,917        357,083   1.3%
NTT Software Corporation...........    100,000     *      10,000         90,000     *
The John D. and Catherine T.
 MacArthur Foundation..............     82,726     *      16,545         66,181     *
2180 Associates Fund...............      8,821     *         882          7,939     *
Other selling stockholders (31
 individuals or trusts, each of
 whom owns less than 1%)(18).......  1,224,801   4.0%    128,343      1,096,458   3.5%

--------
  *  Less than 1%
 (1) Consists of 2,973,202 shares held by Mayfield VII, 156,485 shares held by Mayfield Associates Fund II and 144,722 shares held by Voice Trust. Seven individuals, F. Gib Myers, Jr., Grant Heidrich, III, Michael Levinthal, William Unger, Wendell Van Auken, III, Kevin Fong and Yogen Dalal, our Chairman, are the general partners of Mayfield Associates Fund II and have shared voting and dispositive authority over the shares held by Mayfield Associates Fund II. These same seven individuals are the general partners of Mayfield VII Management Partners, the general partner of Mayfield VII, and have shared voting and dispositive authority over the shares held by Mayfield VII. These same seven individuals, other than Dr. Dalal, are some of the general partners of Voice Trust and share voting and dispositive authority over the shares held by Voice Trust. These individuals disclaim beneficial ownership of these shares except to the extent of their own pecuniary interest.

 (2) Consists of 2,534,605 shares held by U.S. Venture Partners IV, L.P. of which 253,461 shares will be sold in this offering, 308,740 shares held by Second Ventures II, L.P. of which 30,874 shares will be sold in this offering and 88,211 shares held by USVP Entrepreneur Partners II, L.P. of which 8,821 shares will be sold in this offering. Presidio Management Group IV, L.P. is the general partner of U.S. Venture Partners IV, L.P, Second Ventures II, L.P. and USVP Entrepreneur Partners II, L.P. The general partners of Presidio Management Group IV, L.P. are William Bowes, Jr., Steven Krausz, Phillip Young and Irwin Federman, one of our directors, who have shared voting and dispositive authority over the shares held by each of these entities. These individuals disclaim beneficial ownership of these shares except to the extent of their own pecuniary interest therein.

 (3) The board of directors of SRI International has voting and dispositive authority with respect to the shares held by SRI International. From time to time, the board of directors of SRI International delegates such voting and dispositive authority to Samuel Armacost, Curtis Carlson, one of our directors, and Alan Herzig, one of our directors. Each of these individuals disclaim beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (4) These shares are held by Coastdock & Co. The board of directors of Cisco Systems has voting and dispositive authority with respect to the shares held by Coastdock & Co.

 (5) The general partner of Morgenthaler Venture Partners IV, L.P. is Morgenthaler Management Partners IV, L.P. The general partners of Morgenthaler Management Partners IV, L.P. are Gary Morgenthaler, one of our directors, David Morgenthaler, Robert Pavey, Robert Bellas, Jr., and John Lutsi, who have shared voting and dispositive power with respect to the shares held by Morgenthaler Venture Partners IV, L.P.

 (6) Consists of 189,650 shares held by the Dougherty Family Revocable Trust of which 23,465 shares will be sold in this offering, 22,500 shares held by The Bruce Dougherty Annuity Trust and 22,500 shares held by The Frances Dougherty Annuity Trust. Mr. Dougherty has shared voting and dispositive authority over the shares held by each trust. Mr. Dougherty was an executive officer during 1999 but is no longer an executive officer of Nuance.

 (7) Consists of 30,100 shares held by Graham Smith of which 10,000 shares will be sold in this offering, 15,000 shares held by The Graham V. Smith 2000 Grantor Retained Annuity Trust, 7,500 shares held by The Smith Children's 2000 Irrevocable Trust and 7,500 shares held by the Elaine F. Smith 2000 Grantor Retained Annuity Trust. Also includes 39,900 shares subject to options exercisable within 60 days of June 30, 2000.

 (8) Consists of 196,000 shares held by Dr. Lennig of which 23,854 shares will be sold in this offering, 2,000 shares held by The Thomas D. Lennig Trust and 2,000 shares held by The Miriam D. Lennig Trust. Also includes 43,746 shares subject to options exercisable within 60 days of June 30, 2000.

 (9) Consists of 92,500 shares held by Mr. Ehrlich of which 13,437 shares will be sold in this offering. Also includes 41,863 shares subject to options exercisable within 60 days of June 30, 2000.

(10) Includes 10,417 shares subject to options exercisable within 60 days of June 30, 2000.

(11) Consists of 2,973,202 shares held by Mayfield VII, 156,485 shares held by Mayfield Associates Fund II, 21,945 shares held by the Dalal Revocable Trust and 30,000 shares held by Dr. Dalal. Dr. Dalal, our Chairman, is a general partner of Mayfield VII Management Partners, the general partner of Mayfield VII, is a general partner of Mayfield Associates Fund II and has shared voting and dispositive authority over the shares held by these entities. Dr. Dalal disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12) Consists of 2,931,556 shares held by entities affiliated with U.S. Venture Partners IV, L.P. Mr. Federman, one of our directors, is a general partner of Presidio Management Group IV, L.P., the general partner of U.S. Venture Partners IV, L.P., Second Ventures II, L.P. and USVP Entrepreneur Partners II L.P. and has shared voting and dispositive authority over the shares held by these entities. Mr. Federman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(13) Consists of 1,961,693 shares held by Morgenthaler Venture Partners IV, L.P. The general partner of Morgenthaler Venture Partners IV, L.P. is Morgenthaler Management Partners IV, L.P. Mr. Morgenthaler, one of our directors, is a general partner of Morgenthaler Management Partners IV, L.P. and shares voting and dispositive authority over the shares held by Morgenthaler Management Partners IV, L.P. Mr. Morgenthaler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(14) Includes 135,926 shares subject to options exercisable within 60 days of June 30, 2000. Includes 3,129,687 shares held by entities affiliated with Mayfield Fund, 2,931,556 shares held by entities affiliated with U.S. Venture Partners and 1,961,693 shares held by Morgenthaler Venture Partners IV, L.P. Footnotes (1), (2) and (14) above contain a description of the shares owned by these entities.

(15) Consists of 293,156 shares that will be sold in this offering by entities affiliated with U.S. Venture Partners as described in Footnote (2).

(16) Consists of 196,169 shares that will be sold in this offering by Morgenthaler Venture Partners IV, L.P.

(17) An affiliate of The Goldman Sachs Group Inc., of which Goldman, Sachs & Co. (an underwriter in this offering) is an indirect wholly-owned subsidiary, is either a general partner, managing general partner or investment manager of this entity and an investment committee of Goldman, Sachs & Co. (which committee is currently composed of 15 members) has voting and dispositive authority over the shares held by this entity. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaim beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group and its affiliates.

(18) Includes 1,219,324 shares owned as of June 30, 2000 and an additional 5,477 shares issued since June 30, 2000.

                          DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share.

  The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

  As of June 30, 2000, there were 30,458,504 shares of common stock outstanding held of record by approximately 376 stockholders. After giving effect to the sale of common stock offered hereby, there will be 31,715,297 shares of common stock outstanding.

  The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

  Pursuant to our restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock; any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuances of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

  .  restricting dividends on the common stock;

  .  diluting the voting power of the common stock;

  .  impairing the liquidation rights of the common stock; and

  . delaying or preventing a change in control of our company without further action by the stockholders.

  We have no present plans to issue any shares of preferred stock.

Warrants

  Upon completion of the offering, we will have an outstanding warrant to purchase up to 31,256 shares of common stock at an exercise price of $0.96 per share that will expire on April 1, 2006. In lieu of exercising the warrant for cash, the warrant holder can elect a cashless exercise of the warrant. The warrant holder is entitled to registration rights with respect to the shares issued under the warrant.

Registration Rights of Stockholders

  The holders of approximately 19,260,000 shares of common stock and shares of common stock issuable upon the exercise of warrants or securities convertible into common stock or their transferees are entitled to require us to register their shares under the Securities Act of 1933, as amended, immediately upon completion of this offering. These rights are provided under the terms of an agreement between Nuance and the holders of these securities. Subject to limitations in the agreement, these registration rights include the following:

  . Demand Registration Rights. The holders of at least 40% of the then outstanding registrable securities may require, on three occasions after October 10, 2000, that we use our best efforts to register these securities for public resale, provided that the anticipated aggregate offering price of such public resale would exceed $10 million. We will be responsible for paying all expenses other than underwriting discounts and commissions in connection with three such registrations, and the holders selling their shares shall be responsible for paying all selling expenses.

  . Piggyback Registration Rights. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering, provided that these holders may not be reduced below 30% of the total number of shares included in the offering. We will be responsible for paying all registration expenses other than underwriting discounts and commissions, and the holders selling their shares will be responsible for paying all selling expenses.

  . Form S-3 Registration Rights. The holders of these securities may also require us, not more than once in any twelve month period, to register all or a portion of these securities on Form S-3 when use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price, net of any underwriters' discounts or commissions, is at least $1 million. We will be responsible for paying all registration expenses other than underwriting discounts and commissions in connection with three such registrations, and the holders selling their shares shall be responsible for paying all selling expenses.

  . Termination. The registration rights above will terminate on the first to occur of five years after the date of our initial public offering or the date on which the holder may sell all shares of his registrable securities pursuant to the Rule 144 during any 90-day period, provided that the aggregate of the shares held by the holder represent less than 2% of our then outstanding securities.

Anti-Takeover Effects of Some Provisions of Delaware Law and Our Charter
Documents

 Delaware Law

  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  . prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that
Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of Section 203.

 Charter Documents

  Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Nuance to first negotiate with us. These provisions could limit the price investors might be willing to pay in the future for our common stock. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation will result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  .  the division of the board of directors into three separate classes;

  .  the elimination of cumulative voting in the election of directors;

  . prohibitions on our stockholders from acting by written consent and calling special meetings;

  . procedures for advance notification of stockholder nominations and proposals; and

  . the ability of the board of directors to alter our bylaws without stockholder approval.

  In addition, subject to limitations prescribed by law, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

  These and other provisions contained in our charter and bylaws could have the effect of delaying or preventing a change in control.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services. ChaseMellon's address is 85 Challenger Road, Ridgefield Park, NJ 07660, and its telephone number is (800) 356-2017.

Listing

  Our common stock is quoted on The Nasdaq National Market under the trading symbol "NUAN."

                        SHARES ELIGIBLE FOR FUTURE SALES

  Prior to our initial public offering in April 2000, our common stock was not traded on a public market. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, in the public market following this offering could adversely affect the market price of our common stock. As described below, certain shares currently outstanding will not be available for sale immediately after this offering because of certain contractual and legal restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse, or are released, could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

  Upon completion of this offering, we will have outstanding an aggregate of 31,715,297 shares of common stock, assuming the issuance of 1,256,793 shares of common stock offered hereby and no exercise of options or warrants after June 30, 2000. Of these shares, the 5,175,000 shares issued in our initial public offering and all of the shares sold in this offering by us and the selling stockholders will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with limitations of Rule 144 as described below.

  The remaining 23,540,297 shares of common stock held by existing stockholders are restricted securities within the meaning of Rule 144 and were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

  Pursuant to lock-up agreements entered into in connection with our initial public offering in April 2000, our officers, directors, employees and other stockholders agreed not to offer, sell or otherwise dispose of their shares for a period of 180 days following the initial public offering, which period will expire on October 10, 2000. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be saleable until such agreements expire or are waived by Goldman, Sachs & Co. Although Goldman, Sachs & Co. currently has no plans to release any portion of the shares subject to lock up agreements, they may do so at any time, without notice. In addition, our executive officers, substantially all of the selling stockholders and certain other stockholders participating in this offering have also entered into lock-up agreements covering all or substantially all of their shares that extend for a period ending 90 days from the date of this prospectus. Goldman, Sachs & Co. may also in its sole discretion, at any time without notice, release all or any portion of the shares subject to these 90-day lock-ups.

  Taking into account lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

  . 3,873,347 shares will be eligible for sale beginning October 10, 2000 (the expiration date of the lock-up agreements related to our initial public offering), subject, in certain cases, to volume, manner of sale and other limitations under Rule 144;

  . 48,917 shares will become eligible for sale after November 5, 2000, subject, in certain cases, to volume, manner of sale and other limitations under Rule 144; and

  . 19,618,033 shares will become eligible for sale upon expiration of the lock-up agreements related to this offering, beginning 91 days after the date of this prospectus, subject, in certain cases, to volume, manner of sale and other limitations under Rule 144.

Stock Options

  On June 2, 2000 we filed a registration statement on Form S-8 covering approximately 8,871,482 shares, constituting all shares of common stock subject to outstanding options or reserved for issuance under our 1994 Flexible Stock Incentive Plan, our 1998 Stock Plan, our 2000 Stock Plan and our 2000 Employee Stock Purchase Plan as of that date. The registration statement was effective upon filing. Accordingly, shares registered under the registration statement are, subject to Rule 144 volume limitations applicable to our affiliates, vesting restrictions imposed by us, and the lock-up agreements executed in connection with our initial public offering and this offering, available for sale in the open market.

Registration Rights

  In addition, holders of approximately 19,260,000 shares of our outstanding common stock will be entitled to certain rights with respect to registration of these shares for sale in the public market. The "Description of Capital Stock-- Registration Rights" section contains a description of these registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Rule 144

  In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, an affliate of ours or a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding which will equal approximately 317,000 shares immediately after this offering; or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

  Sales under Rule 144 are generally subject to restrictions relating to manner of sale, notice and the availability of current public information about Nuance.

Rule 144(k)

  Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, 144(k) shares may be sold immediately upon expiration of the lock-up agreements.

Rule 701

  Under Rule 701, the majority of our employees, directors, officers, or consultants who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering is entitled to sell these shares in reliance on Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without having to comply with the holding period and notice filing requirements of Rule 144 and that non- affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice filing requirements of Rule 144.

                                  UNDERWRITING

  Nuance, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered in this offering. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Thomas Weisel Partners LLC and Wit SoundView Corporation are the representatives of the underwriters.

   Underwriter                                                  Number of Shares
   -----------                                                  ----------------
   Goldman, Sachs & Co. .......................................    1,125,000
   Credit Suisse First Boston Corporation......................    1,125,000
   Thomas Weisel Partners LLC..................................      450,000
   Wit SoundView Corporation...................................      300,000
                                                                   ---------
     Total.....................................................    3,000,000
                                                                   =========

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 450,000 shares from Nuance to cover such sales. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Nuance and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 450,000 additional shares.

                     Paid by Nuance                    No Exercise Full Exercise
                     --------------                    ----------- -------------
   Per Share.......................................... $     6.35   $      6.35
   Total.............................................. $7,980,636   $10,838,136

            Paid by the Selling Stockholders           No Exercise Full Exercise
            --------------------------------           ----------- -------------
   Per Share.......................................... $      6.35  $      6.35
   Total.............................................. $11,069,364  $11,069,364

  Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $3.81 per share from the initial price to public. Any of these securities dealers may resell any shares purchased from the underwriters to various other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

  Nuance, our officers and substantially all of the selling stockholders have agreed with the underwriters not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period ending 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any existing employee stock option plans or, with respect to Nuance, up to a maximum of 55,000 shares issued in connection with acquisition transactions, provided the recipients of such securities agree to be bound by the lock-up provisions applicable to other stockholders. This restriction also does not apply to the issuance by Nuance of up to 100,000 warrants to purchase our common stock. The "Shares Eligible for Future Sale" section contains a discussion of transfer restrictions.

  The shares of common stock offered by this prospectus are quoted on The Nasdaq National Market under the symbol "NUAN."

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

  The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of issuer's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

  Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 175 filed public offerings of equity securities, of which 139 have been completed, and has acted as a syndicate member in an additional 114 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

  A prospectus in electronic format will be made available on Internet web sites maintained by one or more of the lead or co-managers of this offering and may also be made available on web sites maintained by other underwriters or selected dealers. The representatives may agree to allocate a number of shares to underwriters or selected dealers for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

  Affiliates of The Goldman Sachs Group, L.P., an affiliate of Goldman, Sachs & Co., one of the lead managers of this offering, are the general partner, managing general partner or investment manager of certain investment partnerships that hold 1,492,537 shares of common stock of Nuance of which 149,253 shares will be sold in this offering.

  Nuance estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $700,000.

  Nuance and each of the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

  Our financial statements and financial statement schedules appearing in this prospectus and registration statement as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its related reports, and are included in this prospectus in reliance upon the authority of this firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock to be sold under this prospectus. Prior to the offering we were not required to file reports with the SEC. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of contract, agreements or documents and are not necessarily complete. Complete exhibits have been filed with the registration statement.

  The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference facility maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement and other information filed with the SEC is available at the web site maintained by the SEC on the worldwide web at http://www.sec.gov.

  We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations...................................... F-4

Consolidated Statements of Stockholders' Equity............................ F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Nuance Communications, Inc.:

  We have audited the accompanying consolidated balance sheets of Nuance Communications, Inc., a Delaware corporation, and subsidiaries as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nuance Communications, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                          /s/ Arthur Andersen LLP
                                          _____________________________________
                                              Arthur Andersen LLP

San Jose, California
April 10, 2000
(except for Note 14
as to which the
date is August 24, 2000)

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)

                                                   December 31,      June 30,
                                                ------------------  -----------
                                                  1998      1999       2000
                                                --------  --------  -----------
                                                                    (unaudited)
                    ASSETS
Current assets:
  Cash and cash equivalents.................... $  1,642  $ 18,073   $ 88,649
  Short-term investments.......................   14,224    23,353     12,125
  Accounts receivable, net of allowance for
   doubtful accounts of $356, $571 and $783,
   respectively................................    1,835     4,892      9,810
  Prepaid expenses and other current assets....      565     3,027      4,726
                                                --------  --------   --------
    Total current assets.......................   18,266    49,345    115,310
Property and equipment, net....................    1,868     4,276      7,095
Long-term cash investment and other............       65       101     11,610
                                                --------  --------   --------
    Total assets............................... $ 20,199  $ 53,722   $134,015
                                                ========  ========   ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt............ $     --  $  1,043   $    323
  Accounts payable.............................    1,402     3,024      2,775
  Accrued liabilities..........................    2,901     7,034     10,915
  Deferred revenue.............................    1,557     4,337      6,724
                                                --------  --------   --------
  Total current liabilities....................    5,860    15,438     20,737
  Long-term debt, less current portion.........       --     1,333         --
  Other liabilities............................       79        --         --
                                                --------  --------   --------
    Total liabilities..........................    5,939    16,771     20,737
                                                --------  --------   --------
Commitments
Stockholders' Equity:
  Convertible preferred stock, $.001 par value,
   aggregate liquidation preference of $70,059;
   39,954,152 and 5,000,000 shares authorized
   at December 31, 1999 and June 30, 2000;
   15,226,022 shares, 19,725,986 shares and
   none issued and outstanding, respectively...       15        20         --
  Common stock, $.001 par value, 250,000,000
   shares authorized; 2,749,679 shares,
   3,240,349 shares and 30,458,504 shares
   issued and outstanding, respectively........        3         3         30
  Additional paid-in capital...................   29,641    76,415    166,295
  Deferred stock compensation..................       --    (5,614)    (6,278)
  Accumulated other comprehensive income
   (loss)......................................       --        --        (20)
  Accumulated deficit..........................  (15,399)  (33,873)   (46,749)
                                                --------  --------   --------
    Total stockholders' equity.................   14,260    36,951    113,278
                                                --------  --------   --------
    Total liabilities and stockholders'
     equity.................................... $ 20,199  $ 53,722   $134,015
                                                ========  ========   ========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                              Six Months Ended
                                    Year Ended December 31,       June 30,
                                  --------------------------  -----------------
                                   1997     1998      1999     1999      2000
                                  -------  -------  --------  -------  --------
                                                                 (unaudited)
Revenue:
  License.......................  $ 2,726  $ 7,968  $ 13,613  $ 6,932  $ 14,720
  Service.......................    1,656    3,787     5,954    2,574     5,224
                                  -------  -------  --------  -------  --------
    Total revenue...............    4,382   11,755    19,567    9,506    19,944
                                  -------  -------  --------  -------  --------
Cost of revenue:
  License.......................      125      400        --       --        13
  Service.......................    1,039    2,699     5,460    2,572     3,725
                                  -------  -------  --------  -------  --------
    Total cost of revenue.......    1,164    3,099     5,460    2,572     3,738
                                  -------  -------  --------  -------  --------
Gross profit....................    3,218    8,656    14,107    6,934    16,206
                                  -------  -------  --------  -------  --------
Operating expenses:
  Sales and marketing, net of
   $95 in 1999 and $460 in the
   first six months of 2000 of
   noncash compensation
   expense......................    2,264    6,857    17,636    6,319    14,839
  Research and development, net
   of $125 in 1999 and $990 in
   the first six months of 2000
   of noncash compensation
   expense......................    3,641    6,615    11,793    4,676     9,123
  General and administrative,
   net of $90 in 1999 and $704
   in the first six months of
   2000 of noncash compensation
   expense......................    1,071    2,720     3,517    1,530     4,298
  Noncash compensation expense..       --       --       310       --     2,154
                                  -------  -------  --------  -------  --------
    Total operating expenses....    6,976   16,192    33,256   12,525    30,414
                                  -------  -------  --------  -------  --------
Loss from operations............   (3,758)  (7,536)  (19,149)  (5,591)  (14,208)
  Interest and other income,
   net..........................      204      598       697      267     1,478
                                  -------  -------  --------  -------  --------
  Loss before taxes.............   (3,554)  (6,938)  (18,452)  (5,324)  (12,730)
  Provision for income taxes....       --       --        22       --       146
                                  -------  -------  --------  -------  --------
    Net loss....................  $(3,554) $(6,938) $(18,474) $(5,324) $(12,876)
                                  =======  =======  ========  =======  ========
Basic and diluted net loss per
 share..........................  $ (2.46) $ (3.19) $  (6.32) $ (1.91) $  (0.87)
                                  =======  =======  ========  =======  ========
Shares used to compute basic and
 diluted net loss per share.....    1,443    2,173     2,924    2,792    14,800
                                  =======  =======  ========  =======  ========
Pro forma basic and diluted net
 loss per share (unaudited).....                    $  (0.99)          $  (0.49)
                                                    ========           ========
Shares used to compute pro forma
 basic and diluted net loss per
 share (unaudited)..............                      18,713             26,137
                                                    ========           ========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      (in thousands, except share amounts)

                      Convertible                                                  Accumulated
                    Preferred Stock      Common Stock     Additional   Deferred       other                     Total
                   ------------------- ------------------  Paid-In      Stock     comprehensive Accumulated Stockholders'
                     Shares     Amount   Shares    Amount  Capital   Compensation income (loss)   Deficit      Equity
                   -----------  ------ ----------  ------ ---------- ------------ ------------- ----------- -------------
Balance, December
 31, 1996........    8,098,946   $  8   1,907,916   $  2   $  5,698         --           --      $ (4,907)    $    801
Issuance of
 Series C
 convertible
 preferred stock,
 net.............    3,575,000      4          --     --      7,116         --           --            --        7,120
Exercise of
 common stock
 options.........           --     --     282,065     --         17         --           --            --           17
Repurchase of
 common stock....           --     --      (1,500)    --         --         --           --            --           --
Net loss.........           --     --          --     --         --         --           --        (3,554)      (3,554)
                   -----------   ----  ----------   ----   --------    -------        -----      --------     --------
Balance, December
 31, 1997........   11,673,946     12   2,188,481      2     12,831         --           --        (8,461)       4,384
Issuance of
 Series D
 convertible
 preferred stock,
 net.............    3,552,076      3          --     --     16,566         --           --            --       16,569
Issuance of
 warrant to
 purchase
 preferred
 stock...........           --     --          --     --        124         --           --            --          124
Exercise of
 common stock
 options.........           --     --     561,198      1         63         --           --            --           64
Issuance of
 common stock
 options to
 consultants and
 other non-
 employees.......           --     --          --     --         57         --           --            --           57
Net loss.........           --     --          --     --         --         --           --        (6,938)      (6,938)
                   -----------   ----  ----------   ----   --------    -------        -----      --------     --------
Balance, December
 31, 1998........   15,226,022     15   2,749,679      3     29,641         --           --       (15,399)      14,260
Issuance of
 warrant to
 purchase
 preferred
 stock...........           --     --          --     --        124         --           --            --          124
Issuance of
 common stock for
 services........           --     --       6,423     --         43         --           --            --           43
Exercise of
 common stock
 options.........           --     --     484,247     --        285         --           --            --          285
Deferred stock
 compensation....           --     --          --     --      5,924     (5,924)          --            --           --
Amortization of
 deferred stock
 compensation....           --     --          --     --         --        310           --            --          310
Issuance of
 Series E
 convertible
 preferred stock,
 net.............    4,499,964      5          --     --     40,398         --           --            --       40,403
Net loss.........           --     --          --     --         --         --           --       (18,474)     (18,474)
                   -----------   ----  ----------   ----   --------    -------        -----      --------     --------
Balance, December
 31, 1999........   19,725,986   $ 20   3,240,349   $  3   $ 76,415    $(5,614)          --       (33,873)    $ 36,951
UNAUDITED:
 Additional
  Series E
  financing costs
  ...............           --     --          --     --       (161)        --           --            --         (161)
 Exercise of
  Preferred Stock
  warrant........      200,000     --          --     --      1,000         --           --            --        1,000
 Conversion of
  preferred stock
  to common
  stock..........  (19,925,986)   (20) 19,925,986     20         --         --           --            --           --
 Issuance of
  common stock in
  Initial Public
  Offering, net
  of offering
  costs of
  $7,700.........           --     --   5,175,000      5     80,245         --           --            --       80,250
 Exercise of
  common stock
  options........           --     --   2,107,309      2      5,889         --           --            --        5,891
 Issuance of
  common stock
  for services
  provided.......           --     --       9,860     --         89         --           --            --           89
 Foreign currency
  translation
  loss...........           --     --          --     --         --         --          (20)           --          (20)
 Deferred stock
  compensation...           --     --          --     --      2,818     (2,818)          --            --           --
 Amortization of
  deferred stock
  compensation...           --     --          --     --         --      2,154           --            --        2,154
 Net loss .......           --     --          --     --         --         --           --       (12,876)     (12,876)
                   -----------   ----  ----------   ----   --------    -------        -----      --------     --------
 Balance at June
  30, 2000
  (unaudited)....           --   $ --  30,458,504   $ 30   $166,295    $(6,278)         (20)     $(46,749)    $113,278
                   ===========   ====  ==========   ====   ========    =======        =====      ========     ========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                             Six Months Ended
                                Year Ended December 31,          June 30,
                               ----------------------------  ------------------
                                 1997      1998      1999      1999      2000
                               --------  --------  --------  --------  --------
                                                                (unaudited)
Cash flows from operating
 activities:
  Net loss...................  $ (3,554) $ (6,938) $(18,474) $ (5,324) $(12,876)
  Adjustments to reconcile
   net loss to net cash used
   in operating activities:
  Depreciation and
   amortization..............       398       668     1,179       469     1,060
  Noncash compensation
   expense...................        --        --       310        --     2,154
  Provision for doubtful
   accounts..................        60       296       215        98       212
  Net loss from sale of
   property and equipment....        --        63        --        --        --
  Fair value of common stock
   options and warrants......        --       181       167       167        --
  Changes in operating assets
   and liabilities:
  Accounts receivable........      (697)   (1,324)   (3,272)     (904)   (5,130)
  Prepaid expenses and
   other.....................      (201)     (281)   (2,498)      (85)   (2,265)
  Accounts payable...........      (119)    1,048     1,622      (197)     (249)
  Accrued liabilities........       647     2,370     4,054     1,194     3,881
  Deferred revenue...........       (68)    1,168     2,780       843     2,387
                               --------  --------  --------  --------  --------
    Net cash used in
     operating activities....    (3,534)   (2,749)  (13,917)   (3,739)  (10,826)
                               --------  --------  --------  --------  --------
Cash flows from investing
 activities:
  Purchase of marketable
   securities................   (17,652)  (42,562)  (76,908)  (18,286)  (11,220)
  Purchase of long-term cash
   investment................        --        --        --        --   (10,943)
  Maturities of marketable
   securities................    15,072    30,918    67,779    22,540    22,448
  Purchase of property and
   equipment.................      (250)   (1,450)   (3,587)   (1,006)   (3,879)
                               --------  --------  --------  --------  --------
    Net cash provided by
     (used in) investing
     activities..............    (2,830)  (13,094)  (12,716)    3,248    (3,594)
                               --------  --------  --------  --------  --------
Cash flows from financing
 activities:
  Proceeds from issuance of
   preferred stock, net......     7,120    16,569    40,403        --        --
  Proceeds from issuance of
   common stock, net.........        --        --        --        --    80,341
  Proceeds from exercise of
   stock options.............        17        64       285        72     5,728
  Proceeds from exercise of
   Series D warrant..........        --        --        --        --     1,000
  Proceeds from borrowings...       372        --     2,835        --        --
  Repayment of borrowings....      (372)   (1,204)     (459)       --    (2,053)
                               --------  --------  --------  --------  --------
    Net cash provided by
     financing activities....     7,137    15,429    43,064        72    85,016
                               --------  --------  --------  --------  --------
Effect of exchange rate
 fluctuations................        --        --        --        --       (20)
                               --------  --------  --------  --------  --------
Net increase (decrease) in
 cash and cash equivalents...       773      (414)   16,431      (419)   70,576
Cash and cash equivalents,
 beginning of period.........     1,283     2,056     1,642     1,642    18,073
                               --------  --------  --------  --------  --------
Cash and cash equivalents,
 end of period...............  $  2,056  $  1,642  $ 18,073  $  1,223  $ 88,649
                               ========  ========  ========  ========  ========
Supplementary disclosures of
 cash flow information:
Cash paid during the period
 for:
  Interest...................  $     94  $     89  $     62  $     --  $     78
  Income taxes...............  $      1  $      1  $     --  $     --  $     --
Noncash financing activities:
  Equipment purchased under
   capital lease.............  $    576  $     --  $     --  $     --  $     --
  Equipment financed by
   equipment line of credit..  $    104  $     --  $     --  $     --  $     --

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Operations:

  Nuance Communications, Inc. (the "Company") was incorporated on July 15, 1994 in the state of California, and subsequently reincorporated in March 2000 in the state of Delaware, to develop, market and support a voice interface software platform that makes the content and services of enterprises, telecommunications networks and the Internet accessible from any telephone. The software platform consists of software servers that run on industry-standard hardware and perform speech recognition, natural language understanding and voice authentication. The Company sells its products through a combination of value-added resellers, original equipment manufacturers, systems integrators and directly to the end users.

  The Company is subject to a number of risks associated with companies in a similar stage of development, including a history of net losses and the expectation to continue to incur losses; volatility of and rapid change in the voice interface software industry; potential competition from larger, more established companies; and dependence on key employees for technology and support.

2. Summary of Significant Accounting Policies:

 Basis of Financial Statements

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances between the companies have been eliminated in consolidation.

 Interim Financial Information

  The unaudited financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 has been prepared on the same basis as the annual financial statements and, in the opinion of the Company's management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. Operating results for any interim period are not necessarily indicative of results to be expected for the entire year.

 Use of Estimates in the Preparation of Consolidated Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  For the purposes of the consolidated balance sheets and the consolidated statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Investments

  Short-term investments primarily consist of U.S. Treasury bills having maturities of less than one year. Such investments are classified as available-for-sale and are held by one investment bank. The difference between the cost basis and the market value of the Company's investments and

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES unrealized gross holding gains and losses were not material as of December 31, 1998, 1999 and June 30, 2000. Realized gains and losses are recorded on the specific identification method.

 Long-Term Cash Investment

  As of June 30, 2000, the Company had a $10.9 million long-term cash investment with a bank. The investment secures a letter of credit required by a landlord to meet a rent deposit requirement for the Company's lease on its new headquarters facility (Note 7). There were no unrealized holding gains or losses as of June 30, 2000.

 Property and Equipment

  Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives (three to seven years) of the assets. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful life of the asset.

 Revenue Recognition

  The Company's revenue is derived from two sources, licenses and services. Services include consulting, software maintenance and support, and training.

  The Company's license revenue consists of license fees for its voice interface software products. This license fee is calculated using two variables: the computation power required to run the Company's platform and the maximum number of simultaneous end-user connections to an application running on the platform.

License revenue is recognized when:

  .  evidence of an arrangement exists;

  .  delivery has occurred;

  .  the fee is fixed and determinable; and

  .  collection is probable.

  The timing of license revenue recognition is affected by whether the Company performs consulting services in the arrangement and the nature of those services. In the majority of cases, the Company either performs no consulting services at all or performs standard implementation services that are not essential to the functionality of the software. In these cases, the Company recognizes license revenue either upon issuance of the permanent software license key (which enables the software to be operated) or on system acceptance, if the customer has established acceptance criteria (which occurs only in a small minority of cases). In those contracts having acceptance criteria, criteria typically consist of a demonstration to the customer that, upon implementation, the software performs in accordance with specified system parameters, such as recognition accuracy or call completion rates. When the Company performs consulting services that are essential to the functionality of the software, both license and consulting revenue are recognized over time based on the percentage of the consulting services that have been completed. Invoicing for license fees is triggered by the issuance of the permanent license key and the Company's standard payment terms are net 30 days from invoicing.

  License revenue from value-added resellers and original equipment manufacturers is recognized when product has been sold through to an end user and such sell-through has been reported to the Company.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

  Service revenue consists of revenue from providing consulting, training, maintenance updates and technical support. Training service revenue is recognized as services are performed. Consulting service contracts are bid either on a fixed-fee or a time and materials basis. For a fixed-fee contract, the Company recognizes service revenue on a percentage of completion basis in accordance with Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." For time and materials contracts, the Company recognizes service revenue as services are performed in accordance with SOP 81-1. Losses on service contracts, if any, are recognized as soon as such losses become known. Revenue from maintenance updates and technical support is recognized ratably over the term of the applicable agreement.

  In December 1998, the AICPA issued SOP 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions." SOP No. 98-9 amends SOP No. 97-2 to require an entity to recognize revenue for multiple element arrangements by means of the "residual method" when:

  . vendor-specific evidence of fair value exists for all of the undelivered elements that are not accounted for by means of long-term contract accounting;

  . vendor specific evidence of fair value does not exist for one or more of the delivered elements; and

  . all revenue recognition criteria of SOP No. 97-2, other than the requirement for vendor-specific evidence of the fair value of each delivered element, are satisfied.

  The adoption of SOP 98-9 in fiscal 1999 did not have a significant effect on the Company's financial position or results of operations.

  Many of the Company's arrangements include multiple elements. The Company follows the residual method when accounting for multiple element arrangements. The Company has established vendor-specific objective evidence of fair value for all undelivered elements, including consulting services and maintenance updates and technical support, based on vendor-specific objective evidence of fair value as determined by the price charged for the individual elements when they are sold separately. However, vendor-specific objective evidence of fair value has not been established for the license component (i.e. the delivered element). Revenue for the undelivered elements of a contract are allocated based on the vendor-specific objective evidence of fair value. To the extent that a discount exists on any of the elements, the Company follows the residual method and attributes that discount entirely to the delivered elements.

  Cost of license revenue consists primarily of license fees payable on third-party software products. Cost of service revenue consists of compensation and related overhead costs for employees engaged in consulting, training and maintenance for our customers.

 Deferred Revenue

  Deferred revenue includes unearned license revenue and prepaid services that will be recognized as revenue in the future as the Company delivers licenses and perform services.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

 Commissions

  The Company records deferred commissions costs primarily as a result of sales commissions due or paid to employees relating to contracts that have been signed for which revenue has not yet been recognized. The Company will recognize the commission expense in the future over a period in which the related revenue is recognized under the contracts. The Company has recorded approximately $1.3 million of deferred commission costs in prepaid and other current assets as of December 31, 1999.

 Software Development Costs

  Under Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," costs incurred in the research and development of software products are expensed as incurred until technological feasibility has been established. Once established, these costs would be capitalized. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technologies. Amounts that could have been capitalized under SFAS No. 86 were insignificant and, therefore, no costs have been capitalized to date.

 Foreign Currency Translation

  The functional currency of the Company's foreign subsidiaries is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are translated into United States dollars using current exchange rates. The impact of foreign currency translation has not been material.

 Comprehensive Income

  In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which requires companies to disclose certain information regarding the nature and amounts of comprehensive income included in the financial statements. Accumulated and other comprehensive income (loss) presented in the accompanying consolidated balance sheets consist of the cumulative foreign currency transaction adjustments. The Company had no items of comprehensive income prior to January 1, 2000.

 Net Loss Per Share and Pro Forma Net Loss Per Share

  Historical net loss per share has been calculated under SFAS No. 128, "Earnings Per Share." Basic net loss per share on a historical basis is computed using the weighted average number of shares of common stock outstanding. Diluted net loss per share is equal to basic net loss per share for all periods presented since potential common shares from conversion of the convertible preferred stock, stock options and warrants are antidilutive. The total number of shares excluded from diluted net loss per share relating to these securities was 13,197,000 shares, 17,971,000 shares, 21,739,000 shares, 18,835,022 shares and 4,992,000 shares for fiscal years 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000, respectively.

  Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, convertible preferred stock and common stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES and diluted net loss per common share as if they had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

  Pro forma basic net loss per share has been calculated assuming the conversion of convertible preferred stock into an equivalent number of common shares, as if the shares had converted on the dates of their issuance.

  The following table presents the calculation of basic and pro forma basic net loss per share (in thousands, except per share data):

                                                             Six Months Ended
                                 Year Ended December 31,         June 30,
                                 --------------------------  -----------------
                                  1997     1998      1999     1999      2000
                                 -------  -------  --------  -------  --------
                                                               (unaudited)
Net loss........................ $(3,554) $(6,938) $(18,474) $(5,324) $(12,876)
                                 =======  =======  ========  =======  ========
Basic:
  Weighted average shares of
   common stock outstanding.....   1,960    2,422     2,958    2,860    15,252
  Less: Weighted average shares
   of common stock subject to
   repurchase...................    (517)    (249)      (34)     (68)     (452)
                                 -------  -------  --------  -------  --------
  Weighted average shares used
   in computing basic and
   diluted net loss per share...   1,443    2,173     2,924    2,792    14,800
                                 =======  =======  ========  =======  ========
  Basic and diluted net loss per
   share........................ $ (2.46) $ (3.19) $  (6.32) $ (1.91) $  (0.87)
                                 =======  =======  ========  =======  ========
Proforma:
  Shares used above.............                      2,924             14,800
  Pro forma adjustment to
   reflect weighted average
   effect of assumed conversion
   of convertible preferred
   stock........................                     15,789             11,337
                                                   --------           --------
  Weighted average shares used
   in computing pro forma basic
   and diluted net loss per
   share........................                     18,713             26,137
                                                   ========           ========
  Pro forma basic and diluted
   net loss per share...........                   $  (0.99)          $  (0.49)
                                                   ========           ========

 Recent Accounting Pronouncements

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires certain accounting and reporting standards for derivative financial instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Statement will be effective for the Company on January 1, 2001. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, management does not believe that the adoption of these statements will have a material impact on the Company's financial position or results of operations.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") and amended it in March and June 2000 with respect to the effective date. We are currently reviewing the provisions of SAB 101 and assessing the impact of its adoption. While SAB 101 does not supercede the software industry specific revenue recognition guidance, which we believe we are in compliance with, SAB 101 may change current interpretations of software revenue recognition requirements, which would cause us to record a cumulative effect of a change in accounting principles in the fourth quarter of 2000, retroactive to January 1, 2000.

3. Significant Concentrations:

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Five customers comprised approximately 63%, 51% and 61% of the accounts receivable balance at December 31, 1998, December 31, 1999, and June 30, 2000, respectively.

  For the years ended December 31, 1997, 1998 and 1999, and the six months ended June 30, 1999 and 2000, certain customers individually accounted for more than 10% of revenue as follows:

                                                                    Six Months
                                                    Year Ended         Ended
                                                   December 31,      June 30,
                                                  ----------------  -------------
                                                  1997  1998  1999  1999    2000
                                                  ----  ----  ----  -----   -----
                                                                    (unaudited)
   Customer A....................................  16%    *     *       *       *
   Customer B....................................  27%    *     *       *       *
   Customer C....................................  11%   19%   25%     22%     29%
   Customer D....................................  10%   15%    *      16%      *
   Customer E....................................   *    32%   20%     37%      *
   Customer F....................................   *     *     *       *      12%

--------
* Represents less than 10% for the indicated period.

  In 1998, 1999 and for the six months ended June 30, 2000, the Company's revenue attributable to indirect sales through resellers was 31%, 56% and 66%, respectively. One reseller accounted for 19%, 25%, 22% and 29% of total revenue in 1998, 1999 and the six months ended June 30, 1999 and 2000, respectively.

4. Property and Equipment:

  Property and equipment consisted of the following (in thousands):

                                                                 December 31,
                                                                ---------------
                                                                 1998    1999
                                                                ------  -------
   Computer equipment and software............................. $1,998  $ 4,263
   Furniture and fixtures......................................    718    2,018
   Leasehold improvements......................................    149      171
                                                                ------  -------
   Total property and equipment................................  2,865    6,452
   Less: accumulated depreciation and amortization.............   (997)  (2,176)
                                                                ------  -------
                                                                $1,868  $ 4,276
                                                                ======  =======

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

5. Accrued Liabilities:

   Accrued liabilities consisted of the following (in
    thousands):
                                                                December 31,
                                                                -------------
                                                                 1998   1999
                                                                ------ ------
   Accrued payroll and related benefits........................ $1,414 $3,857
   Other accrued liabilities...................................  1,487  3,177
                                                                ------ ------
   Total....................................................... $2,901 $7,034
                                                                ====== ======

6. Long-term Debt:

  The Company's long-term debt obligations consisted of the following (in thousands):

                                                           December 31, June 30,
                                                               1999       2000
                                                           ------------ --------
   Total debt.............................................   $  2,376      323
   Less: current portion of debt..........................     (1,043)    (323)
                                                             --------    -----
   Long-term debt.........................................   $  1,333    $ --
                                                             ========    =====

  In July 1999, the Company entered into a loan and security agreement with a bank which provides for borrowings for purchases of property and equipment of up to $2.0 million, and borrowings for cash management purposes of up to $250,000. Amounts borrowed under the agreement bear interest at the bank's prime rate plus 0.75% (9.25% at December 31, 1999). Borrowings for purchases of property and equipment are payable in 36 equal installments beginning in January 2000. Borrowings for cash management purposes mature March 31, 2000. At December 31, 1999, $2.0 million was outstanding under the property and equipment line and there was no balance outstanding under the cash management line. The Company repaid all outstanding amounts under the line in the second quarter of 2000.

  The agreement requires the Company to maintain compliance with certain financial and other covenants, including minimum tangible net worth and liquidity coverage.

  In October 1999, the Company's Canadian subsidiary entered into a revolving line of credit under which it can borrow up to $600,000 in Canadian dollars. The revolving line of credit, secured by a letter of credit from the Company's primary bank, bears interest at the lender's prime rate plus 0.5% per annum (9.0% at December 31, 1999). The line of credit remains in effect as long as the underlying letter of credit remains in place. At December 31, 1999 and June 30, 2000, $376,000 and $323,000, respectively, was outstanding under the revolving line of credit and $37,000 and $82,500, respectively, was available for future borrowings in U.S. dollars.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

7. Commitments:

  The Company leases its facilities under three noncancellable operating leases which expire between 2001 and 2004. Future minimum lease payments as of December 31, 1999, relating to these agreements are as follows (in thousands):

                                                                       Operating
   Fiscal Year                                                           Lease
   -----------                                                         ---------
   2000...............................................................  $1,493
   2001...............................................................   1,094
   2002...............................................................     838
   2003...............................................................     859
   2004...............................................................     615
                                                                        ------
     Total minimum lease payment......................................  $4,899
                                                                        ======

  Rent expense for the years ended December 31, 1997, 1998 and 1999, was approximately $313,000, $486,000 and $1.2 million, respectively.

  At December 31, 1998 and 1999, the Company had $320,000 and $240,000, respectively, in a certificate of deposit with a commercial bank. The amount fully secures a letter of credit issued by the bank in accordance with the terms of the Company's facility lease agreement. The amount secured decreases on a pro-rata basis over the term of the lease and is reported in short-term investments.

  In May 2000, the Company entered into a lease for its new headquarters facility. The lease has an eleven year term from an expected move-in date of September 2001, and provides for monthly payments of approximately $600,000.

8. Convertible Preferred Stock:

  As of December 31, 1999, the Company had issued 3,150,000 shares of Series A Convertible Preferred Stock ("Series A"), 4,948,946 shares of Series B Convertible Preferred Stock ("Series B"), 3,575,000 shares of Series C Convertible Preferred Stock ("Series C"), 3,552,076 shares of Series D Convertible Preferred Stock ("Series D") and 4,499,964 shares of Series E Convertible Preferred Stock ("Series E"). The Company also had authorized but unissued shares of Series A-1, B-1, C-1, D-1 and E-1. All outstanding shares of convertible preferred stock were converted to the equivalent number of shares of the Company's common stock upon the consummation of the Company's initial public offering in April 2000.

  The rights, restrictions and preferences of Convertible Preferred Stock are as follows:

  . Each share of Convertible Preferred Stock is convertible, at the right and option of the shareholder, into one share of Common Stock. The conversion ratio is subject to adjustment in the event of stock splits and stock dividends. In addition, the conversion ratio of the Series A, Series B, Series C, Series D and Series E is subject to adjustment in the event of a dilutive issuance, or the issuance of additional securities at a price less than the original purchase price of the Series A, Series B, Series C, Series D or Series E, respectively.

  . In the event the Company undertakes a dilutive issuance with respect to the Series A, Series B, Series C, Series D or Series E and a holder of such series does not participate up to its pro rata share in such dilutive issuance, the holders of shares of Series A, Series B, Series C, Series D or Series E, as the case may be, will be automatically converted, on the

                  NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES date of the applicable dilutive issuance, into shares of Series A-1, Series B-1, Series C-1, Series D-1 or Series E-1, respectively, and such Series A-1, Series B-1, Series C-1, Series D-1 or Series E -1 will no longer be entitled to further adjustments in any future dilutive issuances.

  . Each stockholder of Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the preferred stock can be converted.

  . Each share of Convertible Preferred Stock will automatically convert into common stock upon the earlier of the closing of an underwritten public offering of the Company's Common Stock from which the Company receives proceeds in excess of $20 million and for which the offering price is not less than $7.50 per share of common stock on the date specified by written consent or agreement of the holders of two-thirds of the then outstanding shares of such series of Convertible Preferred Stock.

  . Each stockholder of Convertible Preferred Stock is entitled to receive annual dividends at the rates of $0.03, $0.09, $0.20, $0.46 and $0.90 per share of Series A or Series A-1, Series B or Series B-1, Series C or Series C-1, Series D or Series D-1 and Series E or Series E-1, respectively, when and if declared by the Board of Directors, prior to payment of dividends on common stock. Dividends are non-cumulative, and no dividends have been declared to date.

  . In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, each stockholder of Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of Common Stock, an amount equal to $0.32 per share of Series A or Series A-1, $0.96 per share of Series B or Series B-1, $2.00 per share of Series C or Series C-1, $4.69 per share of Series D or Series D-1 and $9.00 per share of Series E or Series E-1. If the full amount is not available for distribution, amounts shall be paid out in proportion to the aggregate preferential amounts owed.

 Series B Convertible Preferred Stock Warrant

  In April 1996, the Company entered into a series of equipment leases with an aggregate credit limit of $800,000. In connection with these leases, the Company issued a warrant to purchase 31,256 shares of Series B for $0.96 per share. The warrant expires on April 1, 2006. The value of the warrant was not material.

 Series D Convertible Preferred Stock Warrant

  On May 26, 1998, in connection with a revenue transaction with a shareholder of Series D, the Company issued a warrant to purchase 200,000 shares of Series D for $5.00 per share. As of December 31, 1999, 200,000 shares were exercisable under the terms of the warrant. The warrant was exercised in April 2000 for 200,000 shares of the Company's common stock. In accordance with Emerging Issues Task Force 96-18, the Company estimated the fair value of the warrant to be approximately $248,000. The fair value was determined by utilizing a Black-Scholes option pricing model at each of the measurement dates. Measurement dates were determined to be the date that the warrants vested which was upon payment of the purchase order by the customer. The following assumptions were used in the Black-Scholes option pricing model: risk-free interest rate of 5.5%; expected dividend yields of zero; expected volatility factor of the market price of the common stock of 50%; and an expected life of the warrant of 1.25 years from the vesting date.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

  The fair value of the warrant of $248,000 was amortized as the Company recognized revenue under the related arrangement. The Company amortized $124,000 against license revenue in both 1998 and 1999.

9. Common Stock:

  As of December 31, 1998, 140,626 shares of common stock issued to certain founders of the Company were subject to repurchase at original cost at the option of the Company. As of December 31, 1999, all shares had been released from such option.

  During 1999, the Company issued 6,423 shares of common stock in consideration for services performed by consultants and other non-employees. The expense related to these services was calculated by using the fair value of the common shares on the dates of issuance of $6.75 per share and has been included in operating expenses in the accompanying consolidated statements of operations.

  As of December 31, 1999, the Company had reserved shares of its common stock for future issuance as follows (in thousands):

   Conversion of Series A preferred stock................................  3,150
   Conversion of Series B preferred stock................................  4,949
   Conversion of Series C preferred stock................................  3,575
   Conversion of Series D preferred stock................................  3,552
   Conversion of Series E preferred stock................................  4,500
   Exercise of stock options.............................................  9,922
                                                                          ------
     Total shares reserved............................................... 29,648
                                                                          ======

  At June 30, 2000, the Company had 8,772,698 shares of its common stock reserved for future issuance for outstanding options and warrants and the 2000 Employee Stock Purchase Plan.

 Stock Options

  On September 1, 1999, the 1994 Flexible Stock Incentive Plan was terminated. Upon termination of the plan, all unissued options were cancelled. Under the 1998 Stock Plan, the Board of Directors may grant options to purchase the Company's common stock to employees, directors, or consultants at an exercise price of not less than 100% of the fair value of the Company's common stock at the date of grant, as determined by the Board of Directors. All options must be all granted by the tenth anniversary of the effective date of the 1998 Stock Plan. The 1998 Stock Plan terminated upon the Company's initial public offering on April 12, 2000. As a result of the termination, the shares remaining available for grant under the 1998 Stock Plan were transferred to the Company's 2000 Stock Plan. Options issued under the 1994 Flexible Stock Plan and 1998 Stock Plan have a term of ten years from the date of grant and generally vest 25% after one year, then ratably over the remaining three years.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

 2000 Stock Option Plan

  In February 2000, the Board of Directors and stockholders approved the 2000 Stock Plan. The 2000 Stock Plan, which became effective upon the completion of the Company's IPO on April 12, 2000, assumed the remaining shares reserved under the 1998 Stock Plan. Accordingly, no future grants will be made under the 1998 Stock Plan. Under the 2000 Stock Plan, the Board of Directors may grant options to purchase the Company's common stock to employees, directors, or consultants at an exercise price of not less than 100% of the fair value of the Company's common stock at the date of grant, as determined by the Board of Directors. The 2000 Stock plan will terminate automatically in January 2010, unless terminated earlier by the Company's board of directors. Options issued under the 2000 Stock Plan have a term of ten years from the date of grant and generally vest 25% after one year, then ratably over the remaining three years. The number of shares reserved under the 2000 Stock Plan will automatically be increased each year, beginning on January 1, 2001, in an amount equal to the lesser of (a) 4,000,000 shares, (b) 6% of the Company's shares outstanding on the last day of the preceding fiscal year, or (c) a lesser amount determined by the Board of Directors.

  Option activity under the Plans is as follows (in thousands, except per share data):

                                                                        Weighted
                                                   Shares               Average
                                                  Available Outstanding Exercise
                                                  for Grant   Options    Price
                                                  --------- ----------- --------
December 31, 1996...............................      679      1,495     $0.09
 Authorized.....................................    1,200         --        --
 Options granted................................     (777)       777      0.20
 Options exercised..............................       --       (282)     0.08
 Options cancelled..............................       46        (46)     0.17
                                                   ------     ------

December 31, 1997...............................    1,148      1,944      0.13
 Authorized.....................................    1,500         --        --
 Options granted................................   (1,879)     1,879      2.14
 Options exercised..............................       --       (561)     0.13
 Options cancelled..............................        3         (3)     3.26
                                                   ------     ------

December 31, 1998...............................      772      3,259      1.29
 Authorized.....................................    6,500         --        --
 Options granted................................   (3,062)     3,062      7.93
 Options exercised..............................       --       (484)     0.59
 Options cancelled..............................      108       (108)     2.10
 Terminated options.............................     (125)        --        --
                                                   ------     ------

December 31, 1999...............................    4,193      5,729     $4.88
UNAUDITED:
 Options granted ...............................   (1,773)     1,773     13.36
 Options exercised .............................       --     (2,107)     2.81
 Options cancelled .............................      150       (150)     5.46
 Terminated options ............................     (74)         --        --
                                                   ------     ------

June 30, 2000 (unaudited).......................    2,496      5,245     $8.56
                                                   ======     ======

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

  The following table summarizes the stock options outstanding and exercisable as of June 30, 2000:

                                         Options Outstanding            Options Exercisable
                                ------------------------------------- -----------------------
                                                                          Number
                                                 Weighted    Weighted Exercisable as Weighted
                                                  Average    Average        of       Average
                                  Amount at      Remaining   Exercise    June 30,    Exercise
   Range of Contractual Price   June 30, 2000  Contract Life  Price        2000       Price
   --------------------------   -------------- ------------- -------- -------------- --------
                                (in thousands)                        (in thousands)
          $ 0.02.............          11           5.0       $ 0.02        11        $0.02
            0.09.............          54           5.9         0.09        52         0.09
            0.20.............         119           7.1         0.20        39         0.20
            0.37-0.59........          13           7.6         0.45         5         0.43
            1.25.............         319           7.9         1.25       122         1.25
            1.80-2.63........         303           8.1         2.09        91         2.17
            4.50-6.25........         209           8.4         5.13        61         5.04
            6.75-7.25........         531           9.0         6.91        72         6.75
            8.00.............         712           9.3         8.00        --           --
            8.50.............       1,311           9.4         8.50        --           --
           10.00.............         614           9.5        10.00        --           --
           15.00.............       1,035           9.7        15.00        --           --
           42.19.............          14           9.8        42.19        --           --
   ------------------               -----           ---       ------       ---        -----
          $ 0.02-42.19.......       5,245           9.1       $ 8.56       453        $2.56
                                    =====           ===       ======       ===        =====

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value-based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company adopted SFAS No. 123 in fiscal 1996, and, in accordance with the provisions of SFAS No. 123, the Company has elected to continue to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Had compensation cost for the stock option plans been determined consistent with SFAS No. 123, the Company's net loss would have been $7.0 million and $19.1 million for the years ended December 31, 1998 and 1999, respectively.

  The Company has also issued options to consultants and other non-employees. Stock options issued to consultants and other non-employees are valued under the provisions of SFAS No. 123. The compensation expense related to these options was approximately $57,000 for the year ended December 31, 1998, and is included in operating expenses in the accompanying consolidated statements of operations. There was no compensation expense relating to options issued to consultants and other non-employees in 1999.

  The weighted average fair value of options granted during 1998 and 1999 was $3.43 and $7.93, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1998 and 1999: risk-free interest rates ranging from 5.1 to 7.7 percent; expected dividend yields of zero; expected lives of 3 years beyond grant date; and expected volatility of 0.01% in 1998 and 50% in 1999. Because the Black-Scholes option valuation model requires the input of subjective assumptions, the resulting pro forma compensation cost may not be representative of that to be expected in future periods.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

 Deferred Stock Compensation

  In connection with the grant of certain stock options to employees prior to the Company's initial public offering, the Company recorded deferred stock compensation within stockholders' equity of $8.7 million, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. Such amount is presented as a reduction of stockholders' equity and will be amortized over the vesting period of the applicable options using an accelerated method in accordance with Financial Accounting Standards Board Interpretation No. 28. The Company recorded amortization of deferred compensation through December 31, 1999 and for the six-months ended June 30, 2000 of $310,000 and 2.2 million, respectively, relating to 3,125,000 options with a weighted average exercise price of $8.58 granted prior to the Company's initial public offering in April 2000.

 Employee Stock Purchase Plan

  In February 2000, the Board of Directors and stockholders approved the 2000 Employee Stock Purchase Plan. The Company reserved a total of 1,000,000 shares of common stock for issuance under this plan. The 2000 Employees Stock Purchase Plan became effective upon the completion of the IPO on April 12, 2000. The number of shares reserved under the 2000 Employee Stock Purchase Plan will automatically be increased each year, beginning on January 1, 2001, in an amount equal to the lesser of (a) 1,500,000 shares, (b) 2% of the Company's shares outstanding on the last day of the preceding fiscal year, or (c) any lesser amount determined by the Board of Directors.

10. 401(k) Plan:

  The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan provides for tax-deferred salary deductions and after-tax employee contributions.

11. Income Taxes:

  Due to the Company's loss position, there was no provision for income taxes for the years ended December 31, 1997 and 1998. The Company recorded a tax provision for the year ended December 31, 1999 of $22,000 relating to foreign taxes.

  The components of the net deferred tax asset were as follows:

                                                                 December 31,
                                                                ---------------
                                                                 1998    1999
                                                                ------  -------
   Net operating losses........................................ $4,791  $11,353
   Tax credit carryforwards....................................    769      800
   Capitalized start-up costs..................................      8       --
   Accruals and reserves.......................................  1,105    1,444
                                                                ------  -------
     Total deferred tax assets.................................  6,673   13,597
   Valuation allowance......................................... (6,673) (13,597)
                                                                ------  -------
   Net deferred tax asset...................................... $   --  $    --
                                                                ======  =======

  At December 31, 1999, the Company had net cumulative operating loss carryforwards for Federal and state income tax reporting purposes of approximately $27.8 million and $25.9 million,

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES respectively. The Federal net operating loss carryforwards expire on various dates through 2019, while the state net operating loss carryforwards expire during 2003. The Company also has Federal and state tax credit carryforwards of approximately $500,000 and $300,000, respectively. The Federal tax credit carryforwards expire on various dates through 2019, while the state tax credits carryforward indefinitely.

  The Company believes that, based on a number of factors, there is sufficient uncertainty regarding the realizability of carryforwards and credits that a full valuation allowance should be recorded against the net deferred tax asset. These factors include a history of operating losses, recent increases in expense levels to support the Company's growth, the competitive nature of the Company's market and the lack of predictability of revenue. Management will continue to assess the realizability of the tax benefits available to the Company based on actual and forecasted operating results. The Tax Reform Act of 1986 contains provisions which may limit the net operating loss and research and development credit carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership.

  The provision for income taxes at the Company's effective tax rate differed from the benefit from income taxes at the statutory rate primarily due to the increase in valuation allowance and not recognizing the benefit of the operating losses.

  The provision for income taxes differs from the expected tax benefit amount computed by applying the statutory Federal income tax rate of 35% to loss before taxes as follows:

                                                                 1998    1999
                                                                 -----   -----
   Federal statutory rate.......................................  35.0 %  35.0 %
   State taxes, net of federal benefit..........................   5.8     5.8
   Foreign tax rates............................................    --     0.1
   Change in valuation allowance................................ (40.8)  (40.9)
                                                                 -----   -----
                                                                   0.0 %   0.0 %
                                                                 =====   =====

  The significant components of tax expense for 1999 are as follows (in thousands):

                                                         Current  Deferred Total
                                                         -------  -------- -----
   Federal.............................................. $(5,960)  $5,960   $--
   State................................................    (964)     964    --
   Foreign..............................................      22       --    22

12. Related Party Transactions:

  In 1994, the Company entered into a license agreement with one of its Series A preferred stockholders under which the Company has been granted a license to patents and other intellectual property related to the Company's technology.

  In 1998, the Company entered into a royalty arrangement with a Series A preferred stockholder whereby the Company would remit royalties, up to a maximum of $400,000 over the term of the agreement. During 1998, the Company remitted $400,000 to the stockholder as earned under the terms of the agreement, and the amount is included in cost of license revenue in the accompanying consolidated statement of operations.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

  In 1996, the Company entered into an agreement with an affiliated Series A preferred stockholder to jointly perform services under a development contract, whereby the Series A preferred stockholder would receive a percentage of license and maintenance revenue recognized under this contract in 1997 and 1998. The total amount incurred under the agreement was approximately $200,000 and $154,000 in 1997 and 1998, respectively.

  The Company also leased certain facilities from a Series A preferred stockholder during 1997, under which a total of approximately $63,000 in rent expense was remitted. As of December 31, 1997 and 1998, the Company owed approximately $156,000 and $134,000, respectively, in trade payables to this Series A preferred stockholder.

13. Segment Reporting:

  Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Chief Executive Officer of the Company.

  The Company has two operating segments: licenses and services. Revenue and cost of revenue for the segments are identical to those presented on the accompanying consolidated statements of operations.

  Sales of licenses and services through December 31, 1999 occurred through partners and direct sales representatives located in the Company's headquarters in Menlo Park, California, and in other locations. These sales were supported through the Menlo Park location. The Company does not separately report costs by region internally. Additionally, long-lived assets in locations other than Menlo Park are not significant for the three years ended December 31, 1999.

                   NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

  International revenues are based on the country in which the end-user is located. The following is a summary of international license and service revenue by geographic region:

                                             Year Ended December    Six Months
                                                     31,          Ended June 30,
                                            --------------------- --------------
                                             1997   1998   1999    1999   2000
                                            ------ ------ ------- ------ -------
                                                                   (unaudited)
License revenue:
  Americas................................. $1,591 $7,527 $12,241 $6,531 $10,643
  Europe...................................  1,125    215     953    365   3,041
  Asia.....................................     10    226     419     36   1,036
                                            ------ ------ ------- ------ -------
    Total.................................. $2,726 $7,968 $13,613  6,932  14,720
                                            ====== ====== ======= ====== =======
Service revenue:
  Americas................................. $1,514 $3,209 $ 4,855 $2,236 $ 4,005
  Europe...................................    104    241     702    248     805
  Asia.....................................     38    337     397     90     414
                                            ------ ------ ------- ------ -------
    Total.................................. $1,656 $3,787 $ 5,954 $2,574 $ 5,224
                                            ====== ====== ======= ====== =======

14. Initial Public Offering

  In April 2000, the Company completed its initial public offering of 5.2 million shares of common stock at $17 per share. The Company received net proceeds of approximately $80.3 million, net of offering expenses of approximately $7.7 million. In connection with the offering, 19,925,986 shares of preferred stock were automatically converted into an identical number of shares of common stock.

  In connection with the initial public offering, the holder of a warrant to purchase 200,000 shares of Series D at $5.00 per share exercised the warrant and received 200,000 shares of common stock.

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                --------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Special Note Regarding Forward-Looking Statements........................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Price Range of Common Stock..............................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  32
Management...............................................................  49
Certain Transactions.....................................................  61
Principal and Selling Stockholders.......................................  63
Description of Capital Stock.............................................  67
Shares Eligible for Future Sales.........................................  71
Underwriting.............................................................  73
Legal Matters............................................................  75
Experts..................................................................  75
Where You Can Find Additional Information................................  76
Index to Consolidated Financial Statements............................... F-1

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                               3,000,000 Shares
                          Nuance Communications, Inc.
                                 Common Stock

                                --------------

                        [LOGO OF NUANCE COMMUNICATIONS]

                                --------------

                             Goldman, Sachs & Co.

                          Credit Suisse First Boston

                          Thomas Weisel Partners LLC

                                 Wit SoundView

                      Representatives of the Underwriters

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